As filed with the Securities and Exchange Commission on October 26, 2001

Registration No. 333-65988

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

To
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Universal Hospital Services, Inc.

(Exact name of registrant as specified in its charter)

Minnesota (prior to the proposed reincorporation in Delaware) (State or other jurisdiction of incorporation or organization)	7352 (Primary Standard Industrial Classification Code Number)	41-0760940 (I.R.S. Employer Identification Number)
1250 Northland Plaza
3800 West 80th Street
Bloomington, Minnesota 55431-4442
(952) 893-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DAVID E. DOVENBERG

Universal Hospital Services, Inc.
1250 Northland Plaza
3800 West 80th Street
Bloomington, Minnesota 55431-4442
(952) 893-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

ELIZABETH C. HINCK, ESQ. Dorsey & Whitney LLP 220 South Sixth Street Minneapolis, Minnesota 55402-1498 (612) 340-8877	FREDERICK W. KANNER, ESQ. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate	Amount of
Securities to be Registered	Registered(1)	Share(2)	Offering Price(2)	Registration Fee

Common stock, par value $.01 per share	5,750,000 shares	$15.00	$86,250,000	$21,563(3)

(1)	Includes 750,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a).
(3)	$25,875 of this fee was previously paid with the original filing and $1,438 was previously paid with the filing of Amendment No. 1.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	October 26, 2001
Subject to completion

5,000,000 Shares

UNIVERSAL HOSPITAL SERVICES, INC.

Common Stock

This is our initial public offering of shares of our common stock. No public market currently exists for our common stock.

We currently anticipate the initial public offering price to be between $14.00 and $15.00 per share. The Nasdaq National Market has approved our common shares for quotation under the symbol “UHOS.”

Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Per
	share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to 750,000 shares of common stock from certain of our shareholders identified under “Principal and selling shareholders” at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $     . Except to the extent the shareholders referred to above sell shares to cover over-allotments, if any, all shares offered by this prospectus will be sold by us. We will not receive any proceeds from the sale of any common stock sold by the shareholders referred to above.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be on or about October   , 2001.

Sole Book-Runner and Co-Lead Manager	Co-Lead Manager
UBS Warburg	U.S. Bancorp Piper Jaffray

CIBC World Markets

Our District Offices and Service Centers

Seattle
Portland
Bismarck
Fargo
Duluth
Marquette
Minneapolis
Sioux Falls
Madison
Appleton
Milwaukee
Detroit
Rochester
Boston
Hartford
Long Island
New York
Sacramento
San Francisco
Salt Lake City
Omaha
Iowa City
Rockford
Chicago
Cleveland
Pittsburgh
Philadelphia
Baltimore/
Washington D.C.
Denver
Fresno
Indianapolis
Cincinnati
Columbus
Charleston
Richmond
Kansas City
Wichita
St. Louis
Louisville
Las Vegas
Raleigh
Pasadena
Anaheim
San Bernardino
San Diego
Phoenix
Tucson
Tulsa
Oklahoma City
Nashville
Knoxville
Charlotte
Memphis
Little Rock
Atlanta
Dallas
Jacksonville
New Orleans
Houston
San Antonio
Tampa
Ft. Lauderdale

● District Office
■ District Office and Service Center
▲ Regional Service Center
◆ District Office and Regional Service Center

Locations in red have been opened
since our February 1998 Recapitalization

UHS

Universal Hospital Services, Inc.

Prospectus summary
The offering
Recent developments
Summary financial data
Risk factors
Our 1998 recapitalization
Forward-looking information
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected financial data
Management’s discussion and analysis of financial condition and results of operations
Business
Management
Principal and selling shareholders
Certain relationships and related transactions
Description of indebtedness
Description of capital stock
Shares eligible for future sale
Underwriting
Legal matters
Experts
Where you can find more information
INDEX TO FINANCIAL STATEMENTS
Information not required in prospectus
Signatures
Exhibit index
EX-10.18 2nd Amendment & Consent to Credit Agrmt
EX-23.1 Consent of PricewaterhouseCoopers LLP

No dealer, salesperson or any other person has been authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so.

Prospectus summary	1
The offering	5
Recent developments	6
Summary financial data	11
Risk factors	14
Our 1998 recapitalization	24
Forward-looking information	28
Use of proceeds	28
Dividend policy	28
Capitalization	29
Dilution	30
Selected financial data	31
Management’s discussion and analysis of financial condition and results of operations	34
Business	47
Management	52
Principal and selling shareholders	71
Certain relationships and related transactions	74
Description of indebtedness	76
Description of capital stock	78
Shares eligible for future sale	81
Underwriting	83
Legal matters	86
Experts	86
Where you can find more information	86
Index to financial statements	F-1

UHS® and Universal Hospital Services® are registered trademarks of Universal Hospital Services, Inc. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

As used in this prospectus, references to “we,” “our,” “us,” “UHS” and “Universal Hospital Services” refer to Universal Hospital Services, Inc. unless the context requires otherwise.

(This page intentionally left blank)

Prospectus summary

This summary highlights important information about our company and this offering. Because it is only a summary, however, it does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk factors” and the financial statements and related notes, before making an investment decision.

OUR COMPANY

We are a leading nationwide provider of movable medical equipment outsourcing services (excluding bed outsourcing) to the healthcare industry, based on revenues. Our diverse customer base includes more than 2,500 of the 5,800 acute care hospitals nationwide and approximately 2,700 alternate site providers, such as home care providers, nursing homes, surgery centers, subacute care facilities and outpatient centers. We offer our customers a wide range of programs to help them increase productivity while reducing costs. Our principal program is the innovative Pay-Per-UseTM program where we charge our customers a per use fee based on daily use of equipment per patient. We also offer other programs where we charge customers an equipment fee on a daily, weekly or monthly basis. Through our Asset Management Partnership Program, or AMPP, we enable customers to outsource substantially all, or a significant portion of, their movable medical equipment needs by providing, maintaining, managing, documenting and tracking that equipment for them. As of June 30, 2001, we had 19 AMPP customers. Our fees are paid directly by our customers rather than through reimbursement from government or other third-party payors.

Our outsourcing programs differ from traditional purchase or lease alternatives for obtaining movable medical equipment. Under our outsourcing programs, customers are able to use our equipment and to rely on us to upgrade, maintain and manage that equipment. All of our outsourcing programs include a comprehensive range of support services, including equipment delivery, training, technical and educational support, inspection, maintenance and comprehensive documentation. We seek to maintain high utilization of our equipment by pooling and redeploying that equipment among a diverse customer base and adjusting pricing on a customer-by-customer basis to compensate for their varying usage rates. We also sell disposable medical supplies to customers in conjunction with our outsourcing programs. In addition, we offer repair, inspection, preventive maintenance and logistic services for the movable medical equipment that our customers own.

Our movable medical equipment outsourcing programs enable healthcare providers to replace the fixed costs of owning and/or leasing medical equipment with variable costs that are more closely related to current needs and utilization rates. The increased flexibility and services associated with our programs are designed to lower overall operating costs for our customers by enabling them to:

o	Increase equipment productivity rates. Our outsourcing programs enable healthcare providers to increase the productivity of their movable medical equipment by accurately tracking their utilization rates and matching equipment availability with actual need.

o	Outsource support services. We believe that our movable medical equipment support services substantially reduce the operating cost and administrative burden associated with equipment ownership or lease. We also believe our services reduce the time that nurses and other medical staff devote to the management of movable medical equipment rather than direct patient care, thereby increasing job satisfaction, productivity and performance and reducing staff turnover.

o	Eliminate equipment obsolescence risk. Healthcare providers can effectively eliminate the risk of equipment obsolescence through our short-term and Pay-Per-UseTM outsourcing programs.

OUR 1998 RECAPITALIZATION

Our common stock was publicly traded and listed on the Nasdaq National Market from 1992 until our recapitalization in February 1998, at which time we delisted our common stock from Nasdaq. Our prior board of directors approved and recommended the recapitalization and concurrent Nasdaq delisting because it determined that it was in the best interests of our then current shareholders to realize the value of their shares. This was due to factors that adversely affected the market price for our common stock in the years preceding the recapitalization, including a limited public float and low trading volumes for our stock and our failure to meet earnings expectations on several occasions under prior management.

In connection with the recapitalization, our officers and directors and our principal stockholder received the following benefits:

o	our management team and employees retained 1,307,432 shares of our common stock and options to purchase 710,654 shares of our common stock; as of the date of this prospectus based on an assumed public offering price per share of $14.50, these shares would be valued at $19.0 million and $9.5 million (net of option exercise price), respectively;

o	members of our management team entered into employment agreements with us that provided for new option grants and severance benefits;

o	two of our officers received an aggregate of $120,000 in loans from us to purchase shares of our common stock;

o	one non-management director received a cash payment of $73,125 when his options were cashed out;

o	an affiliate of J.W. Childs Equity Partners, L.P. entered into a management agreement with us, which it intends to terminate upon the completion of this offering, under which it received $240,000 per year in consideration for consulting and management advisory services; and

o	J.W. Childs and its affiliates made an aggregate equity contribution of $20.7 million in cash for 9,369,681 shares of common stock and management investors made an equity contribution of $0.6 million in cash for 260,012 shares of common stock, all at a price per share of approximately $2.21 (adjusted for stock splits); as of the date of this prospectus based on an assumed public offering price per share of $14.50, those shares would be valued at approximately $135.9 million for the shares held by J.W. Childs and affiliates and $3.8 million for the shares held by management investors.

DEVELOPMENTS SINCE OUR 1998 RECAPITALIZATION

Since the recapitalization, we implemented a number of significant changes, including:

o	installing a new senior management team comprised of experienced senior operating managers from within our company and other key individuals with broad healthcare experience;

o	acquiring five companies in strategic locations to expand our national network of district offices;

o	entering into key national contracts with group purchasing organizations, or GPOs, including Premier Technology Management, L.L.C., Novation, LLC and AmeriNet, Inc.; and

o	placing a renewed emphasis on our AMPP total outsourcing program, increasing the number of our AMPP customers from 9 to 19.

These changes have significantly improved our operating revenues and adjusted EBITDA over the last several years. We believe that this offering will improve our financial position and provide us with additional financing flexibility. We believe that, as a result of the other developments in our business described above, we are better positioned for growth than we were at the time of our recapitalization.

Prior to this offering, J.W. Childs Equity Partners, L.P. owned approximately 77% of our common stock. Following this offering, J.W. Childs Equity Partners, L.P. will own approximately 53% of our common stock. Accordingly, J.W. Childs Equity Partners, L.P. will be able to elect our entire board of directors, control our management and policies and determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matter submitted to our shareholders for approval.

INDUSTRY BACKGROUND

In recent years, particularly following the enactment of the Balanced Budget Act of 1997, acute care hospitals and alternate site providers have faced increasing pressure due to a reduction in resources and the increased complexity in delivering healthcare services. Reimbursement pressure from government payors, such as Medicare and Medicaid, and private insurers are forcing healthcare providers to contain costs. The national shortage of medical support staff, including nurses, has placed greater constraints on such individuals, requiring them to perform more tasks in less time.

As a result of these pressures, acute care hospitals and alternate site providers have increasingly turned to equipment outsourcing. We believe the market potential for movable medical equipment outsourcing is greater than $1.5 billion. This estimate is based on our average monthly AMPP revenue per bed of $200 (or $2,400 annually) and our estimate of a 65% occupancy rate at the 990,000 total registered hospital beds in the United States as estimated by the American Hospital Association. Our average monthly AMPP revenue is derived from our 18 acute care hospital accounts consisting of approximately 4,200 census beds in the aggregate and a diverse group of hospitals. We believe the demand for outsourcing movable medical equipment will continue to expand as acute care hospitals and alternate site providers continue to try to reduce costs and increase medical staff satisfaction while providing high quality, patient-specific medical care.

OUR STRENGTHS

We attribute our historical revenue growth to, and believe that our potential for future growth comes from, the following strengths:

o	superior service and strong customer relationships, as evidenced by the growth in revenues from existing customers and the value-added, full-service features of our outsourcing programs;

o	national scope and leading market position, stemming from our national network of 61 district offices and 12 regional service centers and from our position as one of only two national providers of movable medical equipment outsourcing programs;

o	reduced reimbursement risk, resulting from the payment of fees to us directly by our acute care hospital and alternate site customers rather than through third party payors;

o	depth and breadth of our equipment pool, including approximately 107,000 pieces of movable medical equipment purchased from approximately 90 leading manufacturers;

o	attractive return on our movable medical equipment, achieved through our pricing strategy designed to generate a payback period that is substantially shorter than the useful life of a particular piece of equipment;

o	sophisticated use of information technology, allowing our customers to meet their equipment documentation needs under applicable industry standards and regulations and to track the location, productivity and availability of all of their movable medical equipment;

o	experienced and committed management team, comprised of experienced senior operating managers promoted from within our company and other key individuals with broad healthcare experience who joined us through acquisitions or strategic hiring; and

o	large and diversified customer base, consisting of more than 2,500 acute care hospitals and approximately 2,700 alternate site providers including homecare providers, nursing homes, surgery centers, subacute care facilities and outpatient centers throughout the United States.

OUR GROWTH STRATEGY

We believe that the aging population, increased life expectancy, advancements in medical technology and greater emphasis on managed care will provide us significant growth opportunities for movable medical equipment outsourcing in both acute care hospital and alternate site settings. Our strategy is to achieve continued growth by:

o	continuing to increase business with our existing customers;

o	providing comprehensive equipment management and outsourcing programs through our AMPP total outsourcing program;

o	developing business with new customers by further penetrating the acute care hospital and alternate site markets and through relationships with GPOs;

o	expanding geographic coverage through new office openings; and

o	continuing to pursue strategic acquisitions.

Despite our strengths and opportunities for growth, discussed above, we face a number of challenges and risks in growing our business, including the following:

o	We have a history of net losses and may not be profitable in the future.

o	We will continue to have a substantial amount of debt after this offering, which will continue to place financial and other limitations on our business.

o	We will continue to have a significant amount of goodwill recorded on our balance sheet.

o	Our customers are generally not obligated to outsource our equipment under long-term commitments and many of our customers do not sign written agreements with us.

Our business is also subject to a number of other risks described in the “Risk factors” which follow this summary.

Universal Hospital Services, Inc. is a Delaware corporation originally incorporated in 1954 in Minnesota. Our principal executive office is located at 1250 Northland Plaza, 3800 West 80th Street, Bloomington, Minnesota 55431-4442. Our telephone number is (952) 893-3200. We maintain a Web site on the Internet at www.uhs.com. Our Web site, and the information contained therein, is not a part of this prospectus.

The offering

Common stock we are offering	5,000,000 shares

Common stock to be outstanding after this offering	16,275,044 shares

Nasdaq National Market symbol	UHOS

Use of proceeds	Repayment of indebtedness, redemption of preferred stock and warrant and general corporate purposes.

Risk factors	Investing in our common stock involves significant risks. See “Risk factors.”

Common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2001 adjusted only for the issuance of 5,000,000 shares in this offering. It does not include:

o	2,276,545 shares issuable upon exercise of stock options outstanding as of June 30, 2001, with a weighted average exercise price of $2.38 per share;

o	1,700,000 shares available for future grant or issuance under our 2001 stock option plan; and

o	245,000 shares issuable upon exercise of a warrant that will be redeemed in connection with this offering.

Except as otherwise noted, all information in this prospectus:

o	assumes no exercise of the underwriters’ over-allotment option;

o	reflects our reincorporation in Delaware prior to completion of this offering;

o	reflects the 10-for-1 stock split of our common stock effected on February 25, 1998; and

o	reflects the 0.70-for-1 reverse stock split of our common stock effected on October 5, 2001.

Recent developments

RECENT FINANCIAL INFORMATION

The following tables set forth unaudited summary statements of operation data for the three and nine months ended September 30, 2000 and September 30, 2001, unaudited summary balance sheet data as of September 30, 2001 and unaudited summary statements of cash flows for the three and nine months ended September 30, 2001. The financial data as of September 30, 2001 and for the three and nine months ended September 30, 2001 are derived from our unaudited internal financial records. The financial data for the three and nine months ended September 30, 2000 are derived from our unaudited financial statements not included elsewhere in this prospectus.

	Three months ended		Nine months ended
	September 30,		September 30,

Unaudited statements of operation data:	2000	2001	2000	2001

	(in thousands, except per share amounts)
Revenues:
Equipment outsourcing	$23,170	$26,937	$68,987	$81,668
Sales of supplies and equipment, and other	2,929	3,163	9,057	9,293

Total revenues	26,099	30,100	78,044	90,961
Cost of equipment outsourcing and sales:
Cost of equipment outsourcing	6,418	8,267	18,902	23,844
Movable medical equipment depreciation	5,825	6,587	16,417	19,239
Cost of supplies and equipment sales	1,983	1,860	6,296	5,578

Total cost of equipment outsourcing and sales	14,226	16,714	41,615	48,661

Gross profit	11,873	13,386	36,429	42,300

Selling, general and administrative:
Selling, general and administrative, excluding additional retirement benefits	8,932	9,323	25,944	28,242
Additional retirement benefits including $1.2 million of non-cash based compensation				1,553

Total selling, general and administrative	8,932	9,323	25,944	29,795
Operating income	2,941	4,063	10,485	12,505
Interest expense	5,174	4,794	15,396	14,898

Loss before income taxes	(2,233)	(731)	(4,911)	(2,393)
Income taxes	(72)	14	(163)	42

Net loss	(2,161)	(745)	(4,748)	(2,435)
Accrued dividends on preferred stock	(230)	(230)	(689)	(778)

Net loss applicable to common shareholders	$(2,391)	$(975)	$(5,437)	$(3,213)

Net loss per share applicable to common shareholders:
Basic	$(.21)	$(.09)	$(.48)	$(.29)
Diluted	(.21)	(.09)	(.48)	(.29)
Weighted average common shares outstanding:
Basic	11,265	11,275	11,260	11,266
Diluted	11,265	11,275	11,260	11,266
Additional information
EBITDA	$10,218	$12,026	$31,057	$35,872
EBITDA as percentage of total revenue	39.1%	40.0%	39.8%	39.4%
Adjusted EBITDA	$10,291	$12,082	$31,276	$37,630
Adjusted EBITDA as a percentage of total revenue	39.4%	40.1%	40.1%	41.4%
Movable medical equipment (units at end of period)			99,000	110,000
Offices (at end of period)			57	61
Number of hospital customers (at end of period)			2,500	2,520
Number of total customers (at end of period)			5,210	5,265
Number of AMPP accounts (at end of period)			18	24

Unaudited balance sheet data:	As of September 30, 2001

(in thousands, except
share and per share
amounts)
Assets
Current assets:
Accounts receivable, less allowance for doubtful accounts of $1,850 at September 30, 2001	$28,029
Inventories	2,219
Deferred income taxes	1,720
Other current assets	1,261

Total current assets	33,229
Property and equipment, net:
Movable medical equipment, net	104,325
Property and office equipment, net	5,369

Total property and equipment, net	109,694
Intangible assets:
Goodwill, net	35,157
Other, primarily deferred financing costs, net	6,532

Total assets	$184,612

Liabilities and Shareholders’ Deficiency
Current liabilities:
Current portion of long-term debt	$302
Accounts payable	12,075
Accrued compensation and pension	5,876
Accrued interest	1,187
Other accrued expenses	1,518
Bank overdrafts	1,348

Total current liabilities	22,306
Long-term debt less current portion	198,659
Deferred compensation and pension	3,003
Deferred income taxes	1,720
Series B, 13% Cumulative Accruing Pay-in-Kind Preferred Stock, $0.01 par value; 25,000 shares authorized, 6,246 shares issued and outstanding at September 30, 2001, net of unamortized discounts, including accrued stock dividends	8,042
Common stock subject to put	3,909
Commitments and contingencies
Shareholders’ deficiency:
Common Stock, $0.01 par value; 35,000,000 shares authorized, 11,275,044 shares issued and outstanding at September 30, 2001	161
Additional paid-in capital	898
Accumulated deficit	(53,029)
Deferred compensation	(1,057)

Total shareholders’ deficiency	(53,027)

Total liabilities and shareholders’ deficiency	$184,612

	Nine months ended September 30,

Unaudited statements of cash flows:	2000	2001

	(in thousands)
Cash flows from operating activities:
Net loss	$(4,748)	$(2,435)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	17,428	20,529
Amortization	3,145	2,839
Accretion of bond discount	397	397
Provision for doubtful accounts	897	1,219
Non-cash stock-based compensation expense upon issuance of stock options	—	1,327
Loss on sales/disposal of equipment	351	399
Deferred income taxes	(164)	—
Changes in operating assets and liabilities, net of impact of acquisitions:
Accounts receivable	849	(2,299)
Inventories and other operating assets	352	126
Accounts payable and accrued expenses	669	(3,470)

Net cash provided by operating activities	19,176	18,632

Cash flows from investing activities:
Movable medical equipment purchases	(23,112)	(22,846)
Property and office equipment purchases	(1,341)	(1,356)
Proceeds from disposition of movable medical equipment	403	619
Other	203	33

Net cash used in investing activities	(23,847)	(23,550)

Cash flows from financing activities:
Proceeds under loan agreements	36,600	45,250
Payments under loan agreements	(30,430)	(40,505)
Repurchase of common stock	(55)	(7)
Payment of deferred financing costs		(194)
Payment of deferred offering costs	—	(607)
Proceeds from issuance of common stock, net of offering costs	148	94
Change in book overdraft	(1,592)	887

Net cash provided by financing activities	4,671	4,918

Net change in cash and cash equivalents	$—	$—

Supplemental cash flow information:
Interest paid	$18,033	$18,730

Movable medical equipment purchases in accounts payable	$3,323	$5,639

Income taxes received	$26	$71

Movable medical equipment additions	$23,662	$25,510

The following table provides information on the percentages of certain items of financial data compared to total revenues and also indicates the percentage increase or decrease of this information over the prior comparable period.

	Percent of total revenues
									Percent increase (decrease)

	Three months ended				Nine months ended				Three months ended	Nine months ended
	September 30,				September 30,				September 30, 2001	September 30, 2001
									over three months ended	over nine months ended
	2000		2001		2000		2001		September 30, 2000	September 30, 2000

Revenues:
Equipment outsourcing	88.8%		89.5%		88.4%		89.8%		16.3%	18.4%
Sales of supplies and equipment, and other	11.2%		10.5%		11.6%		10.2%		8.0%	2.6%

Total revenue	100.0%		100.0%		100.0%		100.0%		15.3%	16.6%
Cost of equipment outsourcing and sales:
Cost of equipment outsourcing	24.6%		27.4%		24.2%		26.2%		28.8%	26.1%
Movable medical equipment depreciation	22.3%		21.9%		21.0%		21.2%		13.1%	17.2%
Cost of supplies and equipment sales	7.6%		6.2%		8.1%		6.1%		(6.2% )	(11.4% )

Total cost of equipment outsourcing and sales	54.5%		55.5%		53.3%		53.5%		17.5%	16.9%

Gross profit	45.5%		44.5%		46.7%		46.5%		12.7%	16.1%
Selling, general and administrative:
Selling, general and administrative, excluding additional retirement benefits	34.2%		31.0%		33.3%		31.1%		4.4%	8.9%
Additional retirement benefits	0.0%		0,0%		0.0%		1.7%		NM	NM

Total selling, general and administrative	34.2%		31.0%		33.3%		32.8%		4.4%	14.8%
Operating income	11.3%		13.5%		13.4%		13.7%		38.1%	19.3%
Interest expense	19.9%		15.9%		19.7%		16.3%		(7.3% )	(3.2% )

Loss before income taxes	(8.6%	)	(2.4%	)	(6.3%	)	(2.6%	)	NM	NM
Income taxes	(0.3%	)	0.1%		(0.2%	)	0.1%		NM	NM

Net loss	(8.3%	)	(2.5%	)	(6.1%	)	(2.7%	)	NM	NM

Equipment outsourcing revenues were $26.9 million for the three months ended September 30, 2001, representing a $3.7 million, or 16.3%, increase from equipment outsourcing revenues of $23.2 million for the same period of 2000. For the nine months ended September 30, 2001, equipment outsourcing revenues were $81.7 million, representing an $12.7 million, or 18.4%, increase from equipment outsourcing revenues of $69.0 million for the same period of 2000.

Total revenues were $30.1 million for the three months ended September 30, 2001, representing a $4.0 million, or 15.3%, increase from total revenues of $26.1 million for the same period of 2000. For the nine months ended September 30, 2001, total revenues were $91.0 million, representing a $13.0 million, or 16.6%, increase from total revenues of $78.0 million for the same period of 2000.

We believe earnings before interest, taxes, depreciation, and amortization, or EBITDA, to be useful in analyzing our operating performance and our ability to service our debt. EBITDA for the three months ended September 30, 2001 was $12.0 million, representing a $1.8 million, or 17.7%, increase from $10.2 million for the same period of 2000. For the nine months ended September 30, 2001, EBITDA was $35.9 million, representing a $4.8 million, or 15.5%, increase from $31.1 million for the same period of 2000. For the three months ended September 30, 2001, EBITDA as a percentage of total revenue increased to 40.0% from 39.1% for the same period of 2000. For the nine months ended September 30, 2001, EBITDA as a percentage of total revenue decreased to 39.4% from 39.8% for the same period of 2000. EBITDA decreased as a percentage of total revenue for the nine months ended September 30, 2001 due to an expense related to additional retirement benefits of $1.6 million consisting primarily of non-cash charges due to the reissuance of stock options to a retiring employee at exercise prices below the anticipated offering price.

We believe adjusted EBITDA to be a better indicator of our operating performance and our ability to service our debt than EBITDA since it excludes one-time non-recurring expenses or gains. Adjusted EBITDA for the three months ended September 30, 2001 was $12.1 million, representing a $1.8 million, or 17.4%, increase from $10.3 million for the same period in 2000. Adjusted EBITDA for such period excludes management fees paid to J.W. Childs Associates, L.P. Adjusted EBITDA for the nine months ended September 30, 2001 was $37.6 million, representing a $6.3 million, or 20.3%, increase from $31.3 million for the same period of 2000. Adjusted EBITDA for such period excludes management fees paid to J.W. Childs Associates, L.P. and the additional retirement benefits discussed above. For the three months ended September 30, 2001, adjusted EBITDA as a percentage of total revenue increased to 40.1% from 39.4% for the same period of 2000. For the nine months ended September 30, 2001, adjusted EBITDA as a percentage of total revenue increased to 41.4% from 40.1% for the same period of 2000.

We experienced continued growth in our core outsourcing revenue during the three months ended September 30, 2001, which was aided by the partial implementation of five AMPP contracts executed earlier this year. We recently announced that, in November of this year, we plan to open our 62nd full service district office in Birmingham, Alabama.

Recent acquisition

On October 25, 2001, we consummated our acquisition of all of the outstanding stock of Narco Medical Services, Inc. for a purchase price of $8.1 million in cash. Narco Medical Services, Inc. outsources medical equipment and services, primarily to rural, acute care healthcare providers from seven locations in the Midwest.

Amendment to our revolving credit facility

In connection with our acquisition of Narco Medical Services, Inc., we amended our credit agreement, on October 12, 2001, to increase the size of our revolving credit facility from $77.5 million to $87.5 million. Upon the closing of this offering, we expect to use the proceeds of this offering to repay $53.9 million of the outstanding balance on our revolving credit facility and the revolving credit facility will be reduced to approximately $48 million.

Summary financial data

The following table summarizes financial data regarding our business and should be read together with “Management’s discussion and analysis of financial condition and results of operations,” our financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,				Six months ended June 30,

				Pro			Pro	Pro
				forma(6)			forma(6)	forma(6)
Statements of operation data:	1998	1999	2000	2000	2000	2001	2000	2001

	(in thousands, except per share amounts and other operating data)
Revenues:
Equipment outsourcing	$61,701	$79,345	$94,028	$94,028	$45,818	$54,731	$45,818	$54,731
Sales of supplies and equipment, and other	7,672	12,878	11,977	11,977	6,127	6,130	6,127	6,130

Total revenues	69,373	92,223	106,005	106,005	51,945	60,861	51,945	60,861
Cost of equipment outsourcing and sales:
Cost of equipment outsourcing	16,312	22,398	26,092	26,092	12,483	15,577	12,483	15,577
Movable medical equipment depreciation	14,432	18,865	22,387	22,387	10,593	12,652	10,593	12,652
Cost of supplies and equipment sales	4,867	8,354	8,147	8,147	4,313	3,718	4,313	3,718
Loss on equipment disposal(1)	2,866	—	—	—	—	—	—	—

Total cost of equipment outsourcing and sales	38,477	49,617	56,626	56,626	27,389	31,947	27,389	31,947

Gross profit	30,896	42,606	49,379	49,379	24,556	28,914	24,556	28,914

Selling, general and administrative:
Selling, general and administrative, excluding additional retirement benefits	21,300	30,570	33,868	33,868	17,013	18,919	17,013	18,919
Additional retirement benefits including $1.2 million of non-cash based compensation	—	—	—	—	—	1,553	—	1,553

Total selling, general and administrative	21,300	30,570	33,868	33,868	17,013	20,472	17,013	20,472
Recapitalization and transaction costs (2)	5,099	—	—	—	—	—	—	—

Operating income	4,497	12,036	15,511	15,511	7,543	8,442	7,543	8,442
Interest expense	11,234	18,012	20,747	15,678	10,222	10,104	7,913	8,158

Income (loss) before income taxes and extraordinary charge	(6,737)	(5,976)	(5,236)	(167)	(2,679)	(1,662)	(370)	284
Income taxes	(1,097)	(1,655)	(158)	559	(92)	28	196	28

Income (loss) before extraordinary charge	(5,640)	(4,321)	(5,078)	(726)	(2,587)	(1,690)	(566)	256

Extraordinary charge, net of tax benefits of $1,300 and $474	1,863	812	—	—	—	—	—	—

Net income (loss)	$(7,503)	$(5,133)	$(5,078)	$(726)	$(2,587)	$(1,690)	$(566)	$256

Net income (loss) per share applicable to common shareholders:
basic	$(0.78)	$(0.53)	$(0.53)	$(0.05)	$(0.27)	$(0.20)	$(0.04)	$0.02

diluted	$(0.78)	$(0.53)	$(0.53)	$(0.05)	$(0.27)	$(0.20)	$(0.04)	$0.01

	Year ended December 31,				Six months ended June 30,

				Pro			Pro	Pro
				forma(6)			forma(6)	forma(6)
Other financial data:	1998	1999	2000	2000	2000	2001	2000	2001

	(in thousands, except per share amounts and other operating data)
EBITDA(3)	$22,145	$35,853	$43,173	$43,173	$20,839	$23,846	$20,839	$23,846
Adjusted EBITDA(4)	30,317	35,301	43,873	43,873	20,985	25,548	20,985	25,548
Net cash provided by (used in) operating activities	9,740	15,192	28,177	—	16,141	13,138	—	—
Net cash provided by (used in) investing activities	(62,896)	(49,441)	(31,504)	—	(14,707)	(14,081)	—	—
Net cash provided by (used in) financing activities	53,156	34,249	3,327	—	(1,434)	943	—	—
Movable medical equipment expenditures (including acquisitions)	42,588	41,587	31,158	—	13,700	14,447	—	—
Other operating data:
Movable medical equipment (units at end of period)	76,000	93,000	101,000	—	97,000	107,000	—	—
Offices (at end of period)	50	56	60	—	56	61	—	—
Number of hospital customers (at end of period)	1,850	2,325	2,545	—	2,420	2,510	—	—
Number of total customers (at end of period)	4,450	4,860	5,275	—	5,125	5,210	—	—
Number of AMPP accounts (at end of period)	10	15	19	—	17	19	—	—

	As of June 30, 2001

		Pro forma
Balance sheet data:	Actual	as adjusted(7)

Working capital(5)	$10,834	$10,834
Total assets	180,787	180,787
Total debt	194,000	140,114
Series B 13% Cumulative Pay-In-Kind Stock	7,811	—
Common stock subject to put	3,445	—
Shareholders’ equity (deficiency)	(51,668)	13,474

(1)	Represents loss on disposal of movable medical equipment that did not meet outsourcing demand expectations.

(2)	Reflects expenses consisting primarily of legal, investment banking and severance payments incurred by us related to the recapitalization.

(3)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management understands that some industry analysts and investors consider EBITDA to be useful in analyzing the operating performance of a company and its ability to service debt. EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity. Since EBITDA is not a measure determined in accordance with generally accepted accounting principles and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. EBITDA does not represent an amount of funds that is available for management’s discretionary use.

(4)	Adjusted EBITDA reflects EBITDA, adjusted to exclude: the loss on equipment disposal of $2.9 million for the year ended December 31, 1998; management fees to J. W. Childs Associates, L.P. of $207,000, $294,000, $286,000, $146,000 and $149,000 for years ended December 31, 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, respectively; recapitalization and transaction costs of $5.1 million for the year ended December 31, 1998; the primarily non-cash charges due to the reissuance of stock options to a retiring employee at exercise prices below the anticipated offering price for the six months ended June 30, 2001 of $1.6 million; and legal fees related to an employee settlement of $414,000 for the year ended December 31, 2000. Adjusted EBITDA also excludes an $846,000 gain from the one time sale of equipment in the year ended December 31, 1999. Management understands that some industry analysts and investors consider adjusted EBITDA to be a better indicator of our operating performance and our ability to service debt than EBITDA since it excludes one-time non-recurring expenses or gains. Adjusted EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity. Since adjusted EBITDA is not a measure determined in accordance with generally accepted accounting principles and is thus susceptible to varying interpretations and calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA does not represent an amount of funds that is available for management’s discretionary use.

(5)	Represents total current assets (excluding cash and cash equivalents) less total current liabilities, excluding current portion of long-term debt.

(6)	Pro forma financial data is presented to give effect to the use of a portion of the proceeds from this offering to pay off a portion of the amount outstanding on the revolving credit facility as if such event had occurred at the beginning of such applicable periods. Pro forma financial data are provided for informational purposes only and are not necessarily indicative of the actual results that would have been achieved had the offering occurred on the date indicated or that may be achieved in the future.

(7)	The pro forma as adjusted balance sheet data gives effect to receipt of the net proceeds from the sale in this offering of shares of common stock at an assumed initial public offering price of $14.50 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of proceeds,” as if each had occurred on June 30, 2001. In addition it reflects the termination of certain put provisions of the stockholders’ agreement upon completion of this offering.

Risk factors

Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, operations or financial results. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of net losses and may not be profitable in the future.

Primarily because of our debt service obligations, we have had a history of net losses. If we continue to incur net losses, our stock price could decline and adversely affect our ability to finance our business in the future. Our net losses of $7.5 million, $5.1 million, and $5.1 million for the years ended 1998, 1999 and 2000, respectively, and $1.7 million for the six months ended June 30, 2001, were primarily attributable to interest costs we must pay under the indenture related to our senior notes and our revolving credit facility. Although we intend to use part of the net proceeds from this offering to repay our outstanding indebtedness under our revolving credit facility, we anticipate that our debt service obligations will continue to be substantial and to affect our results of operations in future periods. Consequently, we anticipate we will report a net loss for the quarter ended September 30, 2001, and may do so in future periods.

We will require substantial cash to operate and expand our business as planned, and failure to obtain needed financing from anticipated sources could impede our growth.

We require substantial cash to operate our outsourcing programs and service our debt. Our outsourcing programs, particularly our AMPP total outsourcing program, require us to invest a significant amount of cash in movable medical equipment purchases. To the extent that such expenditures cannot be funded from our operating cash flow, borrowings under our revolving credit facility or other financing sources, we may not be able to conduct our business or to grow as currently planned. We currently expect that over the next 12 months we will be required to invest approximately $10 million to $12 million to replace existing equipment in our pool and approximately $25 million to $35 million to acquire new equipment to fuel anticipated growth. Upon entering into AMPP agreements, we generally are required to purchase all, or a significant portion, of a customer’s movable medical equipment, requiring large portions of such capital expenditures to be made at the commencement of the program. In addition, a substantial portion of our cash flow from operations must be dedicated to servicing our existing debt and there are significant restrictions on our ability to incur additional indebtedness under our existing indenture and revolving credit facility.

We have substantial debt, and we may be required to take action that would adversely affect our business in order to meet our debt service obligations. If we fail to meet those obligations, our secured lenders could take and sell our assets.

We are highly leveraged and will continue to have significant debt following this offering. As of June 30, 2001, adjusted for repayment of debt from the proceeds of this offering, we would have had total long term debt of $140.1 million, or approximately 91.2% of our total capitalization. Our debt service requirements may adversely affect our ability to conduct our business as planned. Although we

Risk factors

intend to use a portion of the proceeds from this offering to repay a portion of the outstanding debt under our revolving credit facility, we may draw down from our revolving credit facility in the future or incur other debt. The degree to which we are leveraged may also have the following effects:

o	a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for other purposes;

o	a portion of our borrowings are at variable rates of interest, making us vulnerable to increases in interest rates;

o	we may not be able to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

o	our flexibility to react to changes in the industry and economic conditions may be limited, and we may be more vulnerable to a downturn in our business or the economy generally; and

o	we may be at a competitive disadvantage to our competitors with less debt.

Borrowings made as part of our February 1998 recapitalization and subsequent acquisitions resulted in a significant increase in our interest expense in 1998, 1999 and 2000 relative to prior periods, resulting in net losses for those years. Our ability to make cash payments with respect to our senior notes and to satisfy or refinance our other debt obligations will depend upon our future operating performance. If we are unable to generate sufficient cash flow from operations in order to service our debt, we will be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. If we are unable to repay our debt at maturity, we may have to obtain alternative financing, which may not be available to us. The debt under our revolving credit facility is secured by our working capital and our pool of movable medical equipment. If we default on our requirements under our revolving credit facility, our secured lenders could proceed against our working capital or our pool of movable medical equipment.

Our debt agreements significantly restrict our ability to engage in certain activities.

The indenture related to our senior notes and our revolving credit facility each restricts our ability to do the following:

o	pay cash dividends or make certain other payments;

o	incur liens;

o	enter into leases;

o	incur additional indebtedness;

o	use proceeds from sales of assets and subsidiary stock; and

o	enter into certain sale and leaseback transactions and transactions with affiliates.

Additionally, our revolving credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests. We may be unable to meet those financial ratios and tests because of events beyond our control. A violation of any of these restrictions or a failure to meet the ratios and tests could result in a default under our revolving credit facility and the indenture. If an event of default should occur under our revolving credit facility, the lenders can accelerate repayment of the debt, plus accrued interest. Our working capital and pool of movable medical equipment are pledged as security under our revolving credit facility. If we fail to repay amounts due under our revolving credit facility, the lenders could proceed against the collateral granted to them to secure that debt and other of our debt which could substantially hinder our ability to conduct our business.

Risk factors

To achieve significant revenue growth, we must change the manner in which healthcare providers traditionally procure medical equipment. Our inability to effect such change could adversely affect our revenue growth.

We believe that the strongest competition to our programs is the traditional purchase or lease alternative for obtaining movable medical equipment. Currently, many healthcare providers view outsourcing primarily as a means of meeting short-term or peak supplemental needs, rather than as a long-term alternative to purchase or lease. We may not be able to convince healthcare providers of the operational advantages and cost-effectiveness of outsourcing movable medical equipment needs on a long-term basis. As a result, many healthcare providers may continue to purchase or lease a substantial portion of their movable medical equipment. If we fail to change the manner in which healthcare providers procure their medical equipment, we may not be able to achieve significant growth.

Our competitors providing outsourcing services may engage in significant price competition or liquidate significant amounts of surplus equipment, thereby decreasing the demand for outsourcing services.

In a number of our geographic and product markets, we compete with one principal competitor and various smaller equipment outsourcing companies that may compete primarily on the basis of price. These competitors may offer certain customers lower prices depending on utilization levels and other factors. Our largest outsourcing competitor, MEDIQ/ PRN Life Support Services, Inc., a subsidiary of MEDIQ Incorporated, has recently emerged from bankruptcy and is currently under the control of its lenders. MEDIQ/ PRN may engage in competitive practices that may undercut our pricing. In addition, MEDIQ/ PRN may liquidate significant amounts of surplus equipment, thereby decreasing the demand for outsourcing services and possibly causing us to reduce the rates we may charge for our services.

We have relationships with certain key suppliers, and adverse developments concerning these suppliers could adversely affect our business.

We purchased our movable medical equipment from approximately 90 manufacturers and our disposable medical supplies from approximately 130 suppliers in 2000. Our ten largest suppliers of movable medical equipment, which supplied approximately 68% of our direct movable medical equipment purchases for 2000, are: Baxter Healthcare Corporation; Tyco International, Ltd. (Mallinckrodt Inc. and Kendall Healthcare Products Company); Respironics, Inc.; Siemens Business Services, Inc.; Drager Medical, Inc.; Abbott Laboratories; Smith & Nephew, Inc.; Agilent Technologies; SIMS Deltec, Inc.; and Spacelabs Medical, Inc. Adverse developments concerning key suppliers or our relationships with them could force us to seek alternative sources for our movable medical equipment or to purchase such equipment on unfavorable terms. A delay in procuring equipment or an increase in the cost to purchase equipment could limit our ability to provide equipment to our customers on a timely and cost-effective basis.

A substantial portion of our revenues come from customers with whom we do not have long term commitments, and cancellations by or disputes with customers could adversely affect our cash flows and results of operations.

We derived approximately 80% of our revenues for the year ended December 31, 2000 and 78% of our revenues for the six months ended June 30, 2001 from customers with whom we do not have any formal long term commitment to use our programs. Our customers are generally not obligated to outsource our equipment under long-term commitments. In addition, many of our customers do not sign written agreements with us fixing the rights and obligations of the parties regarding matters such

Risk factors

as billing, liability, warranty or use. Therefore, we face risks such as fluctuations in usage, inaccurate or false reporting of usage by customers and disputes over liabilities related to equipment use. Some of our AMPP total outsourcing programs with customers, under which we own substantially all of the movable medical equipment that they use and provide substantial staffing resources, are not subject to a written contract and could be terminated by the healthcare provider without notice or payment of any termination fee. Any such termination would have an adverse effect on our revenues and operating results.

We may lose existing customers if we are unable to renew our contracts with Group Purchasing Organizations.

Our past revenue growth and our strategy for future growth depends, in part, on access to the new customers granted by our major contracts with group purchasing organizations, or GPOs, such as Premier, Novation and AmeriNet. Each of these contracts has a three year term expiring in late 2001 or 2002. In the past, we have been able to renew such contracts. If we are unable to renew or replace our current GPO contracts when they are up for renewal, we may lose the existing business with the customers who are members of such GPOs.

If we were required to write off or accelerate the amortization of our goodwill, our operations and shareholders’ equity would be adversely affected.

As a result of recent acquisitions, described in the notes to our financial statements included elsewhere in this prospectus, we have $37.2 million of goodwill recorded on our balance sheet as of December 31, 2000. Until January 1, 2002, we will be amortizing this goodwill on a straight-line basis over periods ranging from 15 to 40 years. Under new accounting rules, beginning January 1, 2002, we will no longer be able to amortize goodwill on a yearly basis. Instead, we will be required to periodically determine if our goodwill has become impaired, in which case we would be required to write off the impaired portion of goodwill. The amount of goodwill that we amortize or write off in any given year is treated as a charge against earnings under generally accepted accounting principles in the United States. If we were required to write off our goodwill, we could incur a one-time fixed charge against earnings, which would adversely affect our results of operations and shareholders’ equity.

Although we do not manufacture any medical equipment, our business entails the risk of claims related to the medical equipment that we outsource and service. We may not have adequate insurance to cover a claim, and it may be more expensive or difficult for us to obtain adequate insurance in the future.

We may be liable for claims related to the use of our movable medical equipment. Any such claims, if made, could have a material adverse effect on our business, financial condition or results of operations. We may be subject to claims exceeding our insurance coverage or we may not be able to continue to obtain liability insurance at acceptable levels of cost and coverage. In addition, litigation relating to a claim could adversely affect our existing and potential customer relationships, create adverse public relations and divert management’s time and resources from the operation of the business.

Risk factors

Our growth strategy depends in part on our ability to successfully identify and manage our acquisitions and a failure to do so could impede our future growth and adversely affect our competitive position.

As part of our growth strategy we intend to pursue acquisitions or other strategic relationships within our industry that we believe will enable us to generate revenue growth and enhance our competitive position. Since July 1998, we have acquired five new businesses. Future acquisitions may involve significant cash expenditures and operating losses that could have a material adverse effect on our financial condition and results of operations. In addition, our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisitions. We may not be successful in acquiring other businesses, and the businesses we do acquire in the future may not ultimately produce returns that justify our related investment.

Acquisitions may involve numerous risks, including:

o	difficulties assimilating acquired personnel and integrating distinct business cultures;

o	diversion of management’s time and resources from existing operations;

o	potential loss of key employees or customers of acquired companies; and

o	exposure to unforeseen liabilities of acquired companies.

If we are unable to continue to grow through acquisitions, our ability to generate revenue growth and enhance our competitive position would be impaired.

We depend on key personnel, the loss of whom could have a material adverse effect on our business.

We rely on a number of key personnel and losing any of these individuals could have a material adverse effect on our business, financial condition or results of operations. We believe that our future success will depend greatly on our continued ability to attract and retain additional highly skilled and qualified personnel. We have employment agreements with David E. Dovenberg expiring in July 2004 and John A. Gappa expiring in November 2002. We may be unable to renew these agreements prior to expiration, or Mr. Dovenberg or Mr. Gappa may choose to terminate the agreement prior to expiration. In such an event, a suitable replacement may be unavailable. Besides Mr. Dovenberg and Mr. Gappa, we also continue to need other qualified personnel. If we fail to attract or retain qualified personnel, we may be unable to execute our growth strategy.

We depend on our sales representatives and service specialists, and may lose customers when any of our sales representatives and service specialists leave us.

Our sales growth has been supported by hiring and developing new sales representatives and adding, through acquisitions, established sales representatives whose existing customers generally have become our customers. We have experienced and will continue to experience intense competition for managers and experienced sales representatives. As part of our strategy to grow our business by converting existing customers to our AMPP total outsourcing program, we have recently established a sales team which is specifically focused on and trained for AMPP sales. The success of our outsourcing programs, including AMPP, depends on the relationships developed between our sales representatives and our customers. If sales representatives or members of our AMPP team leave us we risk losing our AMPP customers and convincing other customers to convert to AMPP.

Risk factors

Our quarterly operating results have varied and we expect them to continue to vary.

Our results of operations have been and can be expected to be subject to quarterly fluctuations. We may experience increased revenues in the first and fourth quarter of the year, depending upon the timing and severity of the cold and flu season and the related increased hospital census and movable medical equipment usage during that season. Because a significant portion of our expenses are relatively fixed over these periods, our operating income as a percentage of revenue tends to increase during the first and fourth quarter of each year. If the cold and flu season is delayed by as little as one month, or is less severe than in prior periods, our quarterly operating results for a current period can vary significantly from prior periods. Our quarterly results can also fluctuate as a result of other factors such as the timing of acquisitions, new AMPP agreements or new office openings.

RISKS RELATED TO OUR INDUSTRY

Changes in reimbursement rates and policies by third-party payors for medical equipment costs may reduce the rates that providers can pay for our services and adversely affect our operating results and financial condition.

Our healthcare provider customers, who pay us directly for the services we provide to them, substantially rely on reimbursement from third party payors for their operating revenue. These third party payors include both governmental payors, such as Medicare and Medicaid, and private payors, such as insurance companies and managed care organizations. There are widespread efforts to control healthcare costs in the United States by all of these payor groups. These cost containment initiatives have resulted in reimbursement policies based on fixed rates for a particular patient treatment that are unrelated to the provider’s actual costs or require healthcare providers to provide services on a discounted basis. Consequently, these reimbursement policies have a direct effect on healthcare providers’ ability to pay us for our services and an indirect effect on our level of charges. Ongoing concerns about rising healthcare costs may cause more restrictive reimbursement policies to be implemented in the future. Restrictions on the amounts or manner of reimbursements to healthcare providers may affect their willingness and ability to pay for the services we provide and may adversely affect our customers’ financial condition. Such restrictions could require us to reduce the rates we charge or could put at risk our ability to collect payments owed to us.

Our operating results historically have been adversely affected in periods when significant healthcare reform initiatives were under consideration and uncertainty remained as to their likely outcome. We expect the uncertainty of future significant healthcare reform initiatives may have a similar, negative effect.

Because the regulatory and political environment for healthcare significantly influences the capital equipment procurement decisions of healthcare providers, our operating results historically have been adversely affected in periods when significant healthcare reform initiatives were under consideration and uncertainty remained as to their likely outcome. To the extent general cost containment pressures on healthcare spending and reimbursement reform, or uncertainty as to possible reform, causes acute care hospitals and alternate site providers to defer the procurement of medical equipment, reduce their capital expenditures or change significantly their utilization of medical equipment, there could be a material adverse effect on our financial condition and results of operations.

Risk factors

We have recently increased the amount of business we do with home care providers and nursing homes, and these healthcare providers may pose additional credit risks.

We may incur losses in the future due to the bankruptcy filings of our nursing home and home care customers. We derived approximately 20% of our revenues for the year ended December 31, 2000 and 18% of our revenues for the six months ended June 30, 2001 from alternate site providers such as home care providers and nursing homes. For the year ended December 31, 1997, we derived only 16% of our revenues from such providers. We expect that we will continue to increase the percentage of our revenues derived from alternative care providers. Such providers may pose additional credit risks, since such providers are generally less financially sound than hospitals. A significant number of nursing home companies in the United States have filed for Chapter 11 bankruptcy protection in the last two years.

Consolidation in the healthcare industry may lead to a reduction in the outsourcing rates we charge.

In recent years, many acute care hospitals and alternate site providers have consolidated to create larger healthcare organizations. We believe that this consolidation trend may continue. Any resulting consolidated healthcare organization may have greater bargaining power over us, which could lead to a reduction in the outsourcing rates that we are able to charge. A reduction in our outsourcing rates will decrease our revenues.

Our customers operate in a highly regulated environment and the regulations affecting them could adversely affect our business.

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels. While many of these regulations do not directly apply to us, there are some that do, including the Food, Drug and Cosmetics Act, or FDCA, and certain state pharmaceutical licensing requirements. Although we believe we are in compliance with the FDCA, if the FDA expands the reporting requirements under the FDCA, we may be required to comply with the expanded requirements and may incur substantial additional expenses in doing so. With respect to state pharmaceutical licensing requirements, we are currently licensed in four states and may be required to be licensed in up to 15 additional states. We are currently in the process of obtaining these. Our failure to possess such licenses in these states for our existing operations may subject us to certain additional expenses.

Given that our industry is heavily regulated, we may be subject to additional regulatory requirements. If our operations are found to be in violation of any governmental regulations to which we or our clients are subject, we may be subject to the applicable penalty associated with the violation. Any penalties, damages, fines or curtailment of our operations would adversely affect our ability to operate our business and our financial results.

Risk factors

RISKS RELATED TO THE SHARES AND THIS OFFERING

Some of our existing shareholders can exert control over us and may not make decisions that are in the best interests of all shareholders.

Immediately after the closing of this offering our officers, directors and greater than 5% shareholders, together with their affiliates, will beneficially own an aggregate of 11,124,019 common shares (including shares issuable upon exercise of fully vested outstanding options). This number represents approximately 65% of our shares to be outstanding (including shares issuable upon exercise of outstanding options) immediately after the closing of this offering (assuming no exercise by the underwriters of their over-allotment option). In particular, J.W. Childs Equity Partners, L.P., and its affiliates will beneficially own shares representing approximately 53% of our common stock immediately after this offering. As a result, these shareholders will effectively control the outcome of our actions that require shareholder approval. Together, our officers, directors and J.W. Childs (or J.W. Childs alone) have the power to elect our board of directors, appoint new management and approve any action requiring a shareholder vote, including amendments to our Certificate of Incorporation and approving mergers or sales of substantially all of our assets. The directors they elect will have the authority to make decisions affecting our capital structure, including the issuance of additional indebtedness and the declaration of dividends. There can be no assurance that these shareholders will vote their shares in a manner that is consistent with your best interests. The concentration of ownership in J.W. Childs and its affiliates may also have the effect of delaying or preventing a change in control of us.

See “Principal and selling shareholders” for additional information on the concentration of our common stock.

As a new investor, you will experience immediate dilution of 112% in the value of your common stock, and may experience additional dilution as outstanding options and warrants are exercised.

Prior investors paid a lower per share price than the price in this offering. The initial public offering price is substantially higher than the net book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $16.24 per share. In addition, we have issued a significant number of options to acquire common stock at prices significantly below the initial public offering price. As of June 30, 2001, we had outstanding options to purchase 2,276,545 shares of common stock at a weighted average exercise price of $2.38 per share. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering.

There is a large number of shares that may be sold in the market following this offering, which may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market by our shareholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of June 30, 2001, upon the completion of this offering we will have outstanding 16,275,044 shares of common stock. Of these shares, only the 5,750,000 shares of common stock sold in this offering, including the shares that may be sold in the over-allotment option, if any, will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional

Risk factors

11,261,044 shares will be eligible for sale in the public market, subject to the volume limitations contained in Rule 144 under the Securities Act of 1933. In addition, 1,109,355 of the shares subject to outstanding options will be exercisable, and if exercised, available for sale 180 days after the date of this prospectus.

There is no current trading market for our common stock, and an active public market for our common stock may not develop, which could impede your ability to sell your shares and depress our stock price.

The market price of your shares may fall below the initial public offering price. Prior to our 1998 recapitalization our common stock was listed on the Nasdaq National Market. In connection with the recapitalization, we delisted our common stock from Nasdaq, and there is currently no public market for our common stock. Prior to the recapitalization, our stock was at times thinly traded and only a limited number of market makers and investment banking firms prepared research reports on us. An active public trading market for the common stock may not develop, and this could impede your ability to sell your shares or could depress our stock price. The initial price of our common stock to be sold in the offering will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The price of our common shares may be volatile and this may adversely affect your investment.

The market price for our common shares following this offering may be affected by a number of factors, including the following:

o	seasonal fluctuations in operating results;

o	failure to achieve operating results projected by securities analysts;

o	changes in earnings estimates or recommendations by securities analysts;

o	developments in our industry;

o	variations in our competitors’ results of operations; and

o	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may become the target of similar litigation. Securities litigation may result in substantial costs and divert management’s attention and resources, which may harm our business and financial condition, as well as the market price of our common stock.

Our board of directors may authorize and issue preferred stock without your approval. Such issuances could depress our stock price and adversely affect your voting rights.

Our board of directors is authorized to establish various series of preferred stock from time to time and to determine the rights, preferences and privileges of any wholly unissued series, including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares, and the description of preferred stock, and to issue any shares of preferred stock. The creation and issuance of shares of an

Risk factors

additional class or series of preferred stock could adversely affect the market price and the voting power of the common stock.

You are not likely to receive dividends in the foreseeable future.

We have never paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our revolving credit facility and the indenture for our outstanding senior notes contain certain restrictions on our ability to pay cash dividends on the stock.

Provisions of our charter documents and Delaware law could delay or prevent an unsolicited takeover effort to acquire our company, which could inhibit your ability to receive an acquisition premium for your shares.

Some provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that you may consider favorable or the removal of our current management. These provisions may:

o	authorize the issuance of “blank check” preferred stock;

o	provide for a classified board of directors with staggered, three-year terms;

o	prohibit cumulative voting in the election of directors;

o	limit the persons who may call special meetings of stockholders; and

o	establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

In addition, some provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. See “Description of capital stock.”

Our 1998 recapitalization

BACKGROUND

In February 1998, we completed a recapitalization through the merger of a corporation controlled by J.W. Childs Equity Partners, L.P. with and into us.  J.W. Childs Equity Partners, L.P. is managed by J.W. Childs Associates, L.P., a private equity investment firm based in Boston which focuses on sponsoring, along with management, leveraged buy-outs of middle-market companies that it believes have growth potential. The following members of our current senior management team also invested in the recapitalization: Gerald L. Brandt, Robert H. Braun, Michael R. Johnson and David E. Dovenberg. In addition, other employees invested in the recapitalization. In connection with the recapitalization, the following occurred:

o	existing shareholders (other than the management investors) received, in consideration for the cancellation of approximately 37.1 million shares of our common stock, $2.21 in cash per share (adjusted for stock splits) or an aggregate of approximately $82.1 million;

o	we cancelled options to purchase approximately 2.3 million shares of common stock for an aggregate of $2.6 million (net of aggregate option price);

o	we rolled over an aggregate of 1,307,432 shares and options to purchase 710,654 shares held by management members and other employees who were continuing after the recapitalization;

o	we entered into employment agreements with members of our current management team that provided for new option grants and severance benefits. All of these employment agreements have expired except for the agreement with Mr. Dovenberg which is described elsewhere in this prospectus under “Management — Employment Agreements”;

o	we repaid outstanding borrowings of approximately $35.5 million under existing loan agreements and incurred early termination fees and a write-off of the related deferred financing costs, resulting in an extraordinary charge of approximately $1.9 million, net of a deferred tax benefit of $1.3 million;

o	we paid fees and expenses of approximately $11.5 million related to the recapitalization, including $3.3 million in severance expense to certain noncontinuing members of management of which $0.5 million had already been accrued;

o	we received an equity contribution of approximately $21.3 million in cash from J.W. Childs and its affiliates and from management investors at a price per share of common stock of approximately $2.21 (adjusted for stock splits);

o	we issued $100.0 million in aggregate principal amount of our senior notes and borrowed approximately $13.5 million under our revolving credit facility;

o	we recognized a tax benefit from the exercise of stock options of approximately $1.0 million; and

o	we effected a 10-for-1 stock split.

The transaction was structured as a leveraged recapitalization for accounting purposes, with all assets and liabilities carried over at historical cost. During the year ended December 31, 1998, we incurred $5.1 million of nonrecurring expenses consisting primarily of legal, investment banking and special committee fees associated with the merger.

Our 1998 recapitalization

As a result of the recapitalization, J.W. Childs Equity Partners, L.P. and its affiliates acquired approximately 77% of our common stock. An additional result of the recapitalization was that our obligation to file periodic reports with the Securities and Exchange Commission and to comply with the proxy rules under the Securities Exchange Act of 1934 terminated until the registration statement related to our senior notes was filed, and our officers and directors and stockholders owning more than 10% of the shares of our common stock were relieved of the reporting requirements and “short-swing” trading restrictions under Section 16.

After the recapitalization we increased the levels of debt incurred beyond the recapitalization to fund acquisitions and invest in equipment to grow our business. While the general nature of our business did not change during that time, we acquired five companies in strategic locations to expand our national network of district offices, which are outlined under “Management’s discussion and analysis of financial condition and results of operations.” We also installed a new senior management team, entered into key national GPO contracts and focused on increasing the growth of our AMPP accounts. Despite the increase in our level of debt, our capital expenditures more than doubled following the recapitalization, increasing from $20.2 million in 1997 to $42.6 million in 1998.

We believe that this offering will improve our financial position and provide us with additional financing flexibility. In particular, we believe this offering will allow us to reduce our debt, enhance cash flow from operations to continue to invest in our infrastructure, and enable us to use our public stock as a currency to complete acquisitions. As a result, we believe this offering will enhance our ability to grow our business.

COSTS AND BENEFITS OF THE RECAPITALIZATION TO PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The $35.5 million of existing indebtedness we retired in connection with the recapitalization had a weighted average interest rate of 7.4%. The $13.5 million we borrowed under our revolving credit facility had a weighted average interest rate of 8.25% and the $100.0 million we derived through the issuance of our senior notes had an interest rate of 10.25%. The interest rates on each of those facilities represented prevailing market interest rates at the time we entered into the facilities.

The following table sets forth the aggregate sources and uses of funds for the recapitalization:

Sources of funds

(in millions)
Revolving credit facility	$13.5
Proceeds from issuance of senior notes	100.0
J.W. Childs Equity Partners, L.P. and affiliates	20.7
Management investors	0.6

Total sources	$134.8

Use of Funds

(in millions)

Payment for shares and stock options	$84.7
Repayment of existing indebtedness, including interest and prepayment penalties	38.9
Severance payments to non-continuing management	3.3
Fees and expenses paid at closing	7.9

Total uses	$134.8

Upon the consummation of the merger, certain holders of our company’s options had the right to receive a cash payment when their options were cashed out. Samuel B. Humphries, a non-management member of our board, received $73,125 when his options were cashed out in connection with the recapitalization.

Our 1998 recapitalization

In addition, in connection with the recapitalization, David E. Dovenberg received from us a ten-year loan in an aggregate principal amount of approximately $100,000, in connection with his purchase of shares of common stock. Gerald L. Brandt also received a ten-year loan from us, in an aggregate principal amount of approximately $20,000. Both loans were secured by a pledge of the shares of common stock then owned by Mr. Dovenberg and Mr. Brandt, respectively, and bore interest payable semiannually at a rate equal to our weighted average cost of our revolving credit facility. Each loan was payable prior to maturity upon a sale by Mr. Dovenberg or Mr. Brandt. Both loans have been paid in full.

In connection with the recapitalization, our management team and other employees who were continuing after the recapitalization retained 1,307,432 shares and options to purchase 710,654 shares.

The management agreement under which we paid J.W. Childs Associates, L.P. an annual management fee of $240,000 following the recapitalization in consideration of its ongoing provision of certain consulting and management advisory services, the stockholders’ agreement entered into by all of our shareholders, and the registration rights of holders of our common stock are outlined elsewhere in this prospectus under “Certain relationships and related transactions” and “Description of capital stock.” J.W. Childs Associates, L.P. intends to terminate the management fee upon the completion of this offering.

The following table illustrates the appreciation since the recapitalization in the value of common stock acquired by J.W. Childs Equity Partners, L.P. and its affiliates in the recapitalization, rolled over by the management investors in the recapitalization and purchased by management since the recapitalization.

				Value at initial public
		Acquisition price		offering price		Appreciation
						upon
	Number of	Per		Per		completion of
	shares	share	Aggregate	Share	Aggregate	offering

Acquired in the recapitalization
J.W. Childs Equity Partners, L.P.	8,726,851	$2.21	$19,286,341	$14.50	$126,539,340	$107,252,999
David E. Dovenberg	1,195,508	2.21	2,642,073	14.50	17,334,866	14,692,793
Robert H. Braun	31,276	2.21	69,120	14.50	453,502	384,382
Gerald L. Brandt	46,269	2.21	102,254	14.50	670,901	568,647
Michael R. Johnson	27,104	2.21	59,900	14.50	393,008	333,108
Steven G. Segal	108,640	2.21	240,094	14.50	1,575,280	1,335,186
Edward D. Yun	9,953	2.21	21,996	14.50	144,319	122,323

Acquired since the recapitalization
John A. Gappa	7,000	$4.73	$33,100	$14.50	$101,500	$68,400
Jeffrey L. Singer	179,390	3.99	714,999	14.50	2,601,155	1,886,156
Andrew R. Amicon	50,178	3.99	199,998	14.50	727,581	527,583
Michael N. Cannizzaro	14,000	6.71	94,000	14.50	203,000	109,000
Samuel B. Humphries	11,290	2.21	25,000	14.50	163,705	138,705

Our 1998 recapitalization

The following table illustrates the appreciation in the value of options held by management as a result of this offering assuming an offering price per share of $14.50.

			Value at	Appreciation
		Aggregate	initial public	upon
		exercise	offering	completion of
	Number of	price	price	offering
	options

David E. Dovenberg	614,710	$1,004,606	$8,913,295	$7,908,689
Robert H. Braun	141,336	330,559	2,049,372	1,718,813
John A. Gappa	113,701	537,643	1,648,865	1,111,222
Jeffrey L. Singer	62,960	250,944	912,920	661,976
Andrew R. Amicon	62,960	250,944	912,920	661,976
Gerald L. Brandt	257,746	424,433	3,737,317	3,312,884
Michael R. Johnson	178,114	346,211	2,582,653	2,236,442

See “Dilution” on page 25 for a presentation of the total cash consideration and the average price per share paid by the existing shareholders compared to such amounts paid by the new investors in this offering.

Forward-looking information

This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of such terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding our business strategies and plans. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Use of proceeds

We expect to receive net proceeds of approximately $66,275,000 million from the sale of the 5,000,000 shares of our common stock at an assumed initial public offering price of $14.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $53.9 million of the net proceeds from this offering to repay a portion of our outstanding indebtedness under our revolving credit facility, approximately $8.8 million to redeem our Series B 13% Cumulative Accruing Pay-In-Kind Preferred Stock and $3.6 million to redeem an outstanding warrant to purchase 245,000 shares of our common stock. Our current revolving credit facility terminates on October 31, 2004 and bears interest at a rate of approximately 7.16%, as of June 30, 2001. The remaining net proceeds, if any, will be used for general corporate purposes. Pending use of the net proceeds of this offering as described above, we intend to invest the net proceeds in short-term investment grade interest-bearing obligations.

We borrowed funds under our revolving credit facility to fund our acquisition of all of the outstanding stock of Narco Medical Services, Inc., which was consummated on October 25, 2001, for a purchase price of $8.1 million in cash. Narco Medical Services, Inc. outsources movable medical equipment and services primarily to rural, acute healthcare providers from seven locations in the Midwest.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings to fund the development and growth of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Our revolving credit facility and the indenture for our outstanding senior notes contain certain restrictions on our ability to pay cash dividends on the shares.

Capitalization

The following table summarizes our capitalization as of June 30, 2001 as follows:

o	on an actual basis; and

o	on a pro forma as adjusted basis to reflect the sale by us of 5,000,000 shares of our common stock, at an assumed initial public offering price of $14.50 per share, and the application of the estimated net proceeds as described under “Use of proceeds.” In addition, it reflects the termination of certain put provisions of the stockholders’ agreement upon completion of this offering.

You should read this table in conjunction with “Selected financial data” and our financial statements and related notes included elsewhere in this prospectus.

	June 30, 2001

		Pro forma
	Actual	as adjusted

	(in thousands)
Secured long-term debt	$62,961	$9,075
Senior notes	131,039	131,039
Series B 13% Cumulative Accruing Pay-in-Kind Preferred Stock, $.01 par value; 25,000 shares authorized, 6,246 shares issued and outstanding	7,811	—
Common stock, subject to put	3,445	—
Shareholders’ (deficiency) equity:
Common stock, $.01 par value, 35,000,000 shares authorized; 11,275,044 shares issued and outstanding, actual; and 16,275,044 shares issued and outstanding, pro forma as adjusted	113	163
Additional paid-in capital	1,409	67,526
Accumulated deficit	(52,053)	(53,078)
Deferred compensation	(1,137)	(1,137)

Total shareholders’ (deficiency) equity	(51,668)	13,474

Total capitalization	$153,588	$153,588

This table excludes the following shares:

o	2,276,545 shares issuable upon exercise of outstanding stock options as of June 30, 2001, with a weighted average exercise price of $2.38 per share;

o	1,700,000 shares available for future grant or issuance under our 2001 stock option plan; and

o	245,000 shares issuable upon exercise of a warrant that will be redeemed in this offering.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after completion of this offering. We calculate net tangible book value per share by dividing the net tangible book value, which equals total assets, less intangible assets and total liabilities, by the number of shares of common stock outstanding.

After giving effect to the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.50 per share, less underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2001 would have been approximately $(28.3) million, or $(1.74) per share. This represents an immediate increase in net tangible book value of $6.55 per share to existing shareholders and an immediate dilution in net tangible book value of $16.24 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution to the new investors:

Assumed initial public offering price per share		$14.50
Net tangible book value per share	$(8.29)
Increase per share attributable to new investors	$6.55

Pro forma as adjusted net tangible book value per share after offering		$(1.74)

Dilution per share to new investors		$16.24

The following table shows on an as adjusted basis at June 30, 2001, the total number of shares of our common stock, the total cash consideration paid and the average price per share paid by the existing shareholders and by the new investors at an assumed initial public offering price of $14.50 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	per share

Existing shareholders	11,275,044	69.3%	$22,037,728	23.3%	$1.95
New investors	5,000,000	30.7%	72,500,000	76.7%	14.50

Total	16,275,044	100.0%	$94,537,728	100.0%	$5.81

The foregoing discussion and tables are based on actual shares outstanding on June 30, 2001. The foregoing discussion assumes no exercise of any stock options or warrant outstanding as of June 30, 2001. As of June 30, 2001, there were options outstanding to purchase 2,276,545 shares of common stock at a weighted average exercise price of $2.38 per share and a warrant outstanding to purchase 245,000 shares of common stock at an exercise price of $.01 per share. We intend to use approximately $3,553,000 of the proceeds from this offering to redeem the warrant. To the extent any of the options are exercised, there may be further dilution to investors.

Selected financial data

The statement of operations data set forth below for the years ended December 31, 1998, 1999 and 2000, and the balance sheet data at December 31, 1999 and 2000 are derived from our audited financial statements which are included elsewhere in this prospectus. The statement of operations data set forth below for the six months ended June 30, 2000 and June 30, 2001 and the balance sheet data at June 30, 2001 are derived from unaudited financial statements included elsewhere in this prospectus. Statement of operations data for the years ended December 31, 1996 and 1997, and the balance sheet data at December 31, 1996, 1997 and 1998 are derived from our audited financial statements that are not included in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. When you read this selected financial data, it is important that you also read our financial statements, our unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus, as well as the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations.” Historical results are not necessarily indicative of future results.

						Six months ended
	Year ended December 31,					June 30,

Statements of operation data:	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except per share amounts and other operating data)
Revenues:
Equipment outsourcing	$50,743	$54,489	$61,701	$79,345	$94,028	$45,818	$54,731
Sales of supplies and equipment, and other	6,198	5,586	7,672	12,878	11,977	6,127	6,130

Total revenues	56,941	60,075	69,373	92,223	106,005	51,945	60,861
Cost of equipment outsourcing and sales:
Cost of equipment outsourcing	13,332	13,577	16,312	22,398	26,092	12,483	15,577
Movable medical equipment depreciation	12,603	14,435	14,432	18,865	22,387	10,593	12,652
Cost of supplies and equipment sales	4,423	3,838	4,867	8,354	8,147	4,313	3,718
Loss on equipment disposal(1)	2,213	—	2,866	—	—	—	—

Total cost of equipment outsourcing and sales	32,571	31,850	38,477	49,617	56,626	27,389	31,947

Gross profit	24,370	28,225	30,896	42,606	49,379	24,556	28,914

Selling, general and administrative:
Selling, general and administrative, excluding additional retirement benefits	19,695	18,448	21,300	30,570	33,868	17,013	18,919
Additional retirement benefits including $1.2 million of non-cash based compensation	—	—	—	—	—	—	1,553

Total selling, general and administrative	19,695	18,448	21,300	30,570	33,868	17,013	20,472
Recapitalization and transaction costs(2)	306	1,719	5,099	—	—	—	—

Operating income	4,369	8,058	4,497	12,036	15,511	7,543	8,442
Interest expense	2,518	3,012	11,234	18,012	20,747	10,222	10,104

Selected financial data

						Six months ended
	Year ended December 31,					June 30,

Statements of operation data:	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except per share amounts and other operating data)
Income (loss) before income taxes and extraordinary charge	1,851	5,046	(6,737)	(5,976)	(5,236)	(2,679)	(1,662)
Income taxes	919	2,347	(1,097)	(1,655)	(158)	(92)	28

Income (loss) before extraordinary charge	932	2,699	(5,640)	(4,321)	(5,078)	(2,587)	(1,690)

Extraordinary charge net of deferred tax benefits of $1,300 and $474	—	—	1,863	812	—	—	—

Net income (loss)	$932	$2,699	$(7,503)	$(5,133)	$(5,078)	$(2,587)	$(1,690)

Net income (loss) per share applicable to common shareholders:
basic	$0.02	$0.07	$(0.78)	$(0.53)	$(0.53)	$(0.27)	$(0.20)

diluted	$0.02	$0.07	$(0.78)	$(0.53)	$(0.53)	$(0.27)	$(0.20)

Other financial data:
EBITDA(3)	$18,266	$24,129	$22,145	$35,853	$43,173	$20,839	$23,846
Adjusted EBITDA(4)	$20,785	$25,848	$30,317	$35,301	$43,873	$20,985	$25,548
Net cash provided by (used in) operating activities	14,657	20,001	9,740	15,192	28,177	16,141	13,138
Net cash provided by (used in) investing activities	(26,859)	(18,026)	(62,896)	(49,441)	(31,504)	(14,707)	(14,081)
Net cash provided by (used in) financial activities	12,400	(2,172)	53,156	34,249	3,327	(1,434)	943
Movable medical equipment expenditures (including acquisitions)	17,178	20,181	42,588	41,587	31,158	13,700	14,447
Other operating data:
Movable medical equipment (units at end of period)	52,000	56,000	76,000	93,000	101,000	97,000	107,000
Offices (at end of period)	46	46	50	56	60	56	61
Number of hospital customers (at end of period)	1,610	1,680	1,850	2,325	2,545	2,420	2,510
Number of total customers (at end of period)	2,855	2,870	4,450	4,860	5,275	5,125	5,210
Number of AMPP accounts (at end of period)	5	9	10	15	19	17	19

						As of June 30, 2001
	As of December 31,
							As
Balance sheet data:	1996	1997	1998	1999	2000	Actual	adjusted(6)

	(in thousands)
Working capital(5)	$8,572	$7,617	$2,965	$11,842	$9,833	$10,834	$10,834
Total assets	79,707	81,186	144,221	176,736	180,070	180,787	180,787
Total debt	37,150	33,945	150,116	187,462	193,607	194,000	140,114
Series B 13% Cumulative Pay-In-Kind Stock	—	—	5,277	6,207	7,236	7,811	—
Common stock subject to put	—	—	—	—	—	3,445	—
Shareholders’ equity (deficiency)	29,128	33,000	(35,702)	(41,416)	(47,319)	(51,668)	13,474

(1)	Represents loss on disposal of movable medical equipment that did not meet outsourcing demand expectations.

(2)	Reflects expenses, consisting primarily of legal, investment banking and special committee fees, incurred prior to December 31, 1997, by us in the process of exploring strategic alternatives to enhance shareholder value. Expenses subsequent to December 31, 1997 consist primarily of legal, investment banking and severance payments incurred by us related to the recapitalization.

(3)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management understands that some industry analysts and investors consider EBITDA to be useful in analyzing the operating performance of a company and its ability to service debt. EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, net income as a

Selected financial data

measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity. Since EBITDA is not a measure determined in accordance with generally accepted accounting principles and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. EBITDA does not represent an amount of funds that is available for management’s discretionary use.

(4)	Adjusted EBITDA reflects EBITDA, adjusted to exclude: the loss on equipment disposals of $2.2 million for the year ended December 31, 1996, and $2.9 million for the year ended December 31, 1998; management fees to J. W. Childs Associates, L.P. of $207,000, $294,000, $286,000, $146,000 and $149,000 for years ended December 31, 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, respectively; recapitalization and transaction costs of $0.3 million, $1.7 million and $5.1 million for the years ended December 31, 1996, 1997, and 1998, respectively; the primarily non-cash charges due to the reissuance of stock options to a retiring employee at exercise prices below the anticipated offering price for the six months ended June 30, 2001 of $1.6 million; and legal fees related to an employee settlement of $414,000 for the year ended December 31, 2000. Adjusted EBITDA also excludes a $846,000 gain from the one-time sale of equipment in the year ended December 31, 1999. Management understands that some industry analysts and investors consider adjusted EBITDA to be a better indicator of our operating performance and our ability to service debt than EBITDA since it excludes one-time non-recurring expenses or gains. Adjusted EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity. Since Adjusted EBITDA is not a measure determined in accordance with generally accepted accounting principles and is thus susceptible to varying interpretations and calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA does not represent an amount of funds that is available for management’s discretionary use.

(5)	Represents total current assets (excluding cash and cash equivalents) less total current liabilities, excluding current portion of long-term debt.

(6)	The as adjusted balance sheet data gives effect to receipt of the net proceeds from the sale in this offering of 5,000,000 shares of common stock at an assumed initial public offering price of $14.50 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of proceeds,” as if each had occurred on June 30, 2001. In addition, it reflects termination of certain put provisions of our stockholders’ agreement upon completion of this offering.

Management’s discussion and analysis of financial condition and results of operations

The following should be read with our financial statements and the notes to those statements and other financial information appearing elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk factors,” as well as those discussed elsewhere in this prospectus.

OVERVIEW

We are a leading nationwide provider of movable medical equipment outsourcing services (excluding bed outsourcing) to the healthcare industry, based on revenues. Our diverse customer base includes more than 2,500 of the 5,800 acute care hospitals nationwide and approximately 2,700 alternative site providers, such as home care providers, nursing homes, surgery centers, subacute care facilities and outpatients centers. We offer our customers a wide range of programs to help them increase productivity while reducing costs. Our principal program is the innovative Pay-Per-UseTM program where we charge our customers a per use fee based on daily use of equipment per patient. We also offer other programs where we charge customers an equipment fee on a daily, weekly or monthly basis. Through our Asset Management Partnership Program, or AMPP, we enable customers to outsource substantially all, or a significant portion of, their movable medical equipment needs by providing, maintaining, managing, documenting and tracking that equipment for them. As of June 30, 2001, we had 19 AMPP customers. Our fees are paid directly by our customers rather than through reimbursement from government or other third-party payors.

Our outsourcing programs differ from traditional purchase or lease alternatives for obtaining movable medical equipment. Under our outsourcing programs, customers are able to use our equipment and to rely on us to upgrade, maintain and manage that equipment. All of our outsourcing programs include a comprehensive range of support services, including equipment delivery, training, technical and educational support, inspection, maintenance and comprehensive documentation. We seek to maintain high utilization of our equipment by pooling and redeploying that equipment among a diverse customer base and adjusting pricing on a customer-by-customer basis to compensate for their varying usage rates. We also sell disposable medical supplies to customers in conjunction with our outsourcing programs. In addition, we offer repair, inspection, preventive maintenance and logistic services for the movable medical equipment that our customers own.

The following discussion addresses our financial condition at June 30, 2001, and the results of operations and cash flows for the years ended December 31, 2000, 1999 and 1998. This discussion should be read in conjunction with the financial statements included elsewhere in this prospectus.

RECAPITALIZATION, FINANCING AND RELATED TRANSACTIONS

In February 1998, we completed a recapitalization through the merger of a corporation controlled by J.W. Childs Equity Partners, L.P. with and into us. In connection with the recapitalization our existing shareholders (other than the management investors) received, in consideration for the cancellation of approximately 37.1 million shares of our common stock, $2.21 in cash per share (adjusted for stock splits) or an aggregate amount of approximately $82.1 million. We also cancelled options to purchase

Management’s discussion and analysis of financial condition and results of operations approximately 2.3 million shares of common stock for an aggregate of $2.6 million (net of aggregate option price) and rolled over an aggregate of 1,307,432 shares and options to purchase 710,654 shares held by management members and other employees who were continuing after the offering. In addition, we repaid outstanding borrowings of approximately $35.5 million under existing loan agreements, paid fees and expenses of approximately $11.5 million related to the recapitalization, including $3.3 million in severance expense to certain non-continuing members of management of which $0.5 million had already been accrued. To finance the recapitalization, we received an equity contribution of approximately $21.3 million in cash from J.W. Childs Equity Partners, L.P. and its affiliates and from management investors at a price per share of common stock of approximately $2.21 (adjusted for stock splits). In addition, we issued $100.0 million in aggregate principal amount of our senior notes and borrowed approximately $13.5 million under our revolving credit facility. We recognized a tax benefit from the exercise of stock options of approximately $1.0 million, and also effected a 10-for-1 stock split. See “Our 1998 recapitalization” on page 19 and Note 2 of Notes to financial statements.

In each year since our recapitalization, we have incurred a net loss largely due to interest expense related to servicing our debt. We anticipate we will report a net loss for the quarter ended September 30, 2001, and may do so in future periods. In addition, the indenture governing our senior notes and our revolving credit facility each contain restrictions on our ability to engage in certain activities and limitations on capital expenditures.

ACQUISITIONS

Since our 1998 recapitalization, we have made five strategic acquisitions, listed on the table below, that have enabled us to establish a national network of offices.

Company	Location	Date	Purchase Price

Home Care Instruments, Inc.	St. Louis, Missouri	July 1998	$19.3 million
Patient’s Choice Healthcare, Inc.	Columbus, Ohio	August 1998	$14.6 million
Medical Rentals Stat, Inc.	Oklahoma City, Oklahoma	November 1998	$1.8 million
Express Medical Supply, Inc.	Nashville, Tennessee	March 1999	$0.8 million
Vital Choice Medical Systems, Inc.	Fresno, California	October 1999	$5.3 million

Through the acquisitions, we have increased our market share in existing markets, penetrated new geographic regions, expanded our presence in the alternate site market and added key members to our senior management team.

As part of our growth strategy, we regularly review and evaluate potential acquisition opportunities. On October 25, 2001 we consummated our acquisition of all of the outstanding stock of Narco Medical Services, Inc., for a purchase price of $8.1 million in cash. Narco Medical Services, Inc. outsources medical equipment and services primarily to rural, acute healthcare providers from seven locations in the Midwest.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table provides information on the percentages of certain items of selected financial data compared to total revenues and also indicates the percentage increase or decrease of this information over the prior comparable period.

						Percentage increase (decrease)

	Percentage of total revenues
								Six months
								ended
				Six months				June 30, 2001
	Year ended			ended				over
	December 31,			June 30,		Year ended	Year ended	six months
						1999 over	2000 over	ended
	1998	1999	2000	2000	2001	year 1998	year 1999	June 30, 2000

Revenues:
Equipment outsourcing	88.9%	86.0%	88.7%	88.2%	89.9%	28.6%	18.5%	19.5%
Sales of supplies and equipment, and other	11.1	14.0	11.3	11.8	10.1	67.9	(7.0)	0.0

Total revenues	100.0	100.0	100.0	100.0	100.0	32.9	14.9	17.2
Cost of outsourcing and sales:
Cost of equipment outsourcing	23.5	24.3	24.6	24.0	25.6	37.3	16.5	24.8
Movable medical equipment depreciation	20.8	20.4	21.1	20.4	20.8	30.7	18.7	19.4
Cost of supplies and equipment sales	7.0	9.1	7.7	8.3	6.1	71.7	(2.5)	(13.8)
Loss on disposition of Bazooka Beds	4.2	—	—	—	—	—	—	—

Gross profit	44.5	46.2	46.6	47.3	47.5	37.9	15.9	17.7
Selling, general and administrative:
Selling, general and administrative excluding additional retirement benefits	30.7	33.1	32.0	32.8	31.1	43.5	10.8	11.2
Additional retirement benefits					2.5			N/M

Total Selling, general and administrative	30.7	33.1	32.0	32.8	33.6	43.5	10.8	20.3
Recapitalization and transaction costs	7.3	—	—	—		—	—	—
Interest expense	16.2	19.6	19.5	19.7	16.6	60.3	15.2	(1.2)

Loss before income taxes and extraordinary charge	(9.7)	(6.5)	(4.9)	(5.2)	(2.7)	N/M	N/M	N/M

Income taxes	1.6	1.8	0.1	0.2	0.1	N/M	N/M	N/M

Loss before extraordinary charge	(8.1)	(4.7)	(4.8)	(5.0)	(2.8)	N/M	N/M	N/M
Extraordinary charge	(2.7)	(0.9)	—	—		(66.7)	N/M	N/M

Net loss	(10.8)	(5.6)	(4.8)	(5.0)	(2.8)	N/M	N/M	N/M

EBITDA	31.9%	38.9%	40.7%	40.1%	39.2%	61.9%	20.4%	14.4%
Adjusted EBITDA	43.7	38.3	41.4	40.4	42.0	19.3	21.4	21.7

Six months ended June 30, 2001 compared to six months ended June 30, 2000

Equipment outsourcing revenues

Equipment outsourcing revenues for the six months ended June 30, 2001 were $54.7 million, representing an $8.9 million, or 19.5%, increase from equipment outsourcing revenues of $45.8 million for the same period of 2000. The outsourcing revenue growth resulted from outsourcing equipment additions due to customer demand, increased utilization of existing equipment and price increases.

Management’s discussion and analysis of financial condition and results of operations

Sales of supplies and equipment, and other

Sales of supplies and equipment, and other for the six months ended June 30, 2000 and 2001 were $6.1 million. Sales revenue decreased as a result of eliminating lower margin sales while increasing emphasis on outsourcing revenue growth. This decrease in sales revenue was offset by increases in other service revenue.

Cost of equipment outsourcing

Cost of equipment outsourcing for the six months ended June 30, 2001 was $15.6 million, representing a $3.1 million, or 24.8%, increase from cost of outsourcing of $12.5 million for the same period of 2000. For the sixth months ended June 30, 2001, cost of equipment outsourcing as a percentage of equipment outsourcing revenues increased to 28.5% from 27.2% for the same period of 2000. This increase was a result of higher energy costs associated with utilities, gasoline and freight costs, increased rent expense from new office openings and related support personnel combined with costs to support the growth of equipment outsourcing revenue.

Movable medical equipment depreciation

Movable medical equipment depreciation for the six months ended June 30, 2001 was $12.7 million, representing a $2.1 million, or 19.4%, increase from movable medical equipment depreciation of $10.6 million for the same period of 2000. This increase was a result of movable medical equipment purchases during 2000 and 2001. For the six months ended June 30, 2000 and 2001, movable medical equipment depreciation as a percentage of outsourcing revenues was 23.1%. This was due to strong outsourcing revenue in the six months ended June 30, 2001 which was offset by movable medical equipment additions late in the period in preparation for new AMPP accounts to start in the third quarter of 2001.

Gross profit

Total gross profit for the six months ended June 30, 2001 was $28.9 million, representing a $4.3 million, or 17.7%, increase from gross profit of $24.6 million for the same period of 2000. For the six months ended June 30, 2001, total gross profit, as a percentage of total revenues, increased slightly to 47.5% from 47.3% for the same period of 2000. The increase in gross profit was due to outsourcing revenue growth, partially offset by the increased cost of movable medical equipment outsourcing and movable medical equipment depreciation discussed above.

Gross profit on equipment outsourcing revenue represents equipment outsourcing revenues reduced by the cost of equipment outsourcing and movable medical equipment depreciation. Gross profit on outsourcing revenue for the six months ended June 30, 2001 decreased to 48.4% from 49.6% for the same period of 2000. The decreased margin for the periods reflects increased energy related costs and new office openings and related support personnel, partially offset by increased equipment productivity.

Gross margin on sales of supplies and equipment, and other for the six months ended June 30, 2001 increased to 39.3% from 29.6% for the same period of 2000. This was a result of increased emphasis on higher margin sales and increased service revenue, as mentioned earlier.

Selling, general and administrative expenses

Selling, general and administrative expense excluding additional retirement benefits for the six months ended June 30, 2001 were $18.9 million, representing a $1.9 million, or 11.2%, increase from $17.0 million for the same period of 2000. The increase was primarily due to higher medical, auto and workers compensation insurance expenses, the impact of the promotional employee incentive plan and the impact of administrative fees associated with group purchasing organizations, or GPOs. Selling,

Management’s discussion and analysis of financial condition and results of operations general and administrative expenses as a percentage of total revenue for the six months ended June 30, 2001 decreased to 31.1% from 32.8% for the same period of 2000. These decreases were due to increased efficiencies at the selling, general, and administrative expense level.

Additional retirement benefits of $1.6 million for the six months ended June 30, 2001 are primarily non-cash charges due to the reissuance of stock options to a retiring employee at exercise prices below the anticipated offering price.

EBITDA

We believe earnings before interest, taxes, depreciation, and amortization, or EBITDA, to be useful in analyzing our operating performance and our ability to service our debt. EBITDA for the six months ended June 30, 2001 was $23.8 million, representing a $3.0 million, or 14.4%, increase from $20.8 million for the same period of 2000. EBITDA as a percentage of total revenue for the six months ended June 30, 2001 decreased to 39.2% from 40.1% for the same period of 2000. This decrease was due to the additional retirement benefits discussed above.

Adjusted EBITDA

We believe adjusted EBITDA to be a better indicator of our operating performance and our ability to service debt than EBITDA since it excludes one-time non-recurring expenses or gains. Adjusted EBITDA for the six months ended June 30, 2001 was $25.5 million, representing a $4.5 million, or 21.7%, increase from $21.0 million for the same period of 2000. Adjusted EBITDA excludes from EBITDA management fees to J.W. Childs Associates, L.P. and the additional retirement benefits discussed above. Adjusted EBITDA as a percentage of total revenue for the six months ended June 30, 2001 increased to 42.0% from 40.4% for the same period of 2000.

Interest expense

Interest expense for the six months ended June 30, 2001 was $10.1 million, representing a $0.1 million, or 1.2%, decrease from interest expense of $10.2 million for the same period of 2000. This decrease primarily reflects a reduced effective interest rate for our revolving credit facility, partially offset by additional borrowings. Average borrowings increased for the six months ended June 30, 2001 to $198.3 million from $193.9 million during the same period of 2000. Interest expense on a pro forma basis after giving effect to the repayment of the outstanding balance on our revolving credit facility for the six months ended June 30, 2001 is $8.2 million and for the same period of 2000 interest expense on a pro forma basis is $7.9 million.

Income taxes

Our effective income tax rate for the six months ended June 30, 2001 was 1.9% compared to a statutory federal income tax rate of 34.0%. Tax expense for the six months ended June 30, 2001 consists of minimum state taxes. We had a taxable loss for the six months ended June 30, 2001, and estimate a taxable loss for the year. We do not anticipate any federal tax or benefit for the year, as any net operating loss generated during the year will be fully offset by a valuation allowance.

Net loss

We incurred a net loss for the six months ended June 30, 2001 of $1.7 million, compared to a net loss of $2.6 million in the same period of 2000. This net loss reflects interest expense related to debt service obligations and the additional retirement benefits discussed above.

Management’s discussion and analysis of financial condition and results of operations

Fiscal year ended December 31, 2000 compared to fiscal year ended December 31, 1999

Equipment outsourcing revenues

Equipment outsourcing revenues for the year ended December 31, 2000 were $94.0 million, representing a $14.7 million, or 18.5%, increase from outsourcing revenues of $79.3 million for the same period of 1999. Assuming the acquisition of Vital Choice Medical Systems, Inc. occurred on January 1, 1999 rather than in October 1999, equipment outsourcing revenues would have increased 15.8% in 2000, compared to 1999. The outsourcing revenue increase in 2000 resulted from approximately $31.2 million in outsourcing equipment additions, more efficient utilization of existing equipment and growth in our customer base. The strong growth in outsourcing revenues was partially offset by price concessions to certain group purchasing organizations, or GPOs, to achieve preferred vendor relationships. These GPO agreements started during the first quarter of 1999 and are for terms of two to three years.

Sales of supplies and equipment, and other

Sales of supplies and equipment, and other for the year ended December 31, 2000 were $12.0 million, representing a $0.9 million, or 7.0%, decrease from sales of supplies and equipment, and other of $12.9 million for the same period of 1999. This decrease reflects a prior year one-time equipment sale resulting in a gain of $846,000. Sales of disposables were consistent with the prior year.

Cost of equipment outsourcing

Cost of equipment outsourcing for the year ended December 31, 2000 was $26.1 million, representing a $3.7 million, or 16.5%, increase from cost of equipment outsourcing of $22.4 million for the same period of 1999. These results were in line with the increase in equipment outsourcing revenues supplemented by cost efficiencies. For the year of 2000, cost of equipment outsourcing, as a percentage of equipment outsourcing revenues, decreased to 27.7% from 28.2% for the same period of 1999. This decrease was a result of improved equipment productivity and operating efficiencies.

Movable medical equipment depreciation

Movable medical equipment depreciation for the year ended December 31, 2000 was $22.4 million, representing a $3.5 million, or 18.7%, increase from movable medical equipment depreciation of $18.9 million for the same period of 1999. This increase was a result of current year movable medical equipment additions of over $31.2 million. For the years of 2000 and 1999, movable medical equipment depreciation, as a percentage of equipment outsourcing revenues, remained constant at 23.8%.

Gross profit

Total gross profit for the year ended December 31, 2000 was $49.4 million, representing a $6.8 million, or 15.9%, increase from total gross profit of $42.6 million for the same period of 1999. For the year of 2000, total gross profit, as a percentage of total revenues, increased to 46.6% from 46.2% for the same period of 1999. The increase in gross profit was due to equipment outsourcing revenue growth partially offset by the cost of equipment outsourcing percentage decrease discussed above.

Gross profit on equipment outsourcing revenue represents equipment outsourcing revenues reduced by the cost of equipment outsourcing and movable medical equipment depreciation. Gross profit on outsourcing revenue for the year of 2000 increased to 48.4% from 48.0% for the same period of 1999. This increase was due to improved operating efficiencies.

Management’s discussion and analysis of financial condition and results of operations

Gross margin on sales of supplies and equipment, and other for the year of 2000 decreased to 32.0% from 35.1% for the same period of 1999. This decrease in sales gross margin reflects a one-time equipment sale in 1999 discussed above.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2000 were $33.9 million, representing a $3.3 million, or 10.8%, increase from $30.6 million for the same period of 1999. The increase for the year is primarily due to higher medical, auto and workers compensation insurance expenses, the impact of the promotional employee incentive plan and the impact of GPO administrative fees. Selling, general and administrative expenses as a percentage of total revenue for the year of 2000 decreased to 32.0% from 33.1% for the same period in 1999 predominately resulting from minimum growth in employee count in the selling, general and administrative area.

EBITDA

EBITDA for the year of 2000 was $43.2 million, representing a $7.3 million, or 20.4%, increase from $35.9 million for the year of 1999. EBITDA as a percentage of total revenue for the year of 2000 increased to 40.7% from 38.9% for the year of 1999.

Adjusted EBITDA

Adjusted EBITDA for the year ended December 31, 2000 was $43.9 million, representing a $8.6 million, or 24.4%, increase from $35.3 million for the same period in 1999. Adjusted EBITDA excludes from EBITDA the management fees to J.W. Childs Associates, L.P. in 1999 and 2000, a gain from the one time sale of equipment in 1999 and an employee legal settlement in 2000. Adjusted EBITDA as a percentage of total revenue increased for the year of 2000 to 41.4% from 38.3% for same period in 1999.

Interest expense

Interest expense for the year ended December 31, 2000 was $20.7 million, representing a $2.7 million, or 15.2%, increase from interest expense of $18.0 million for the same period of 1999. This increase primarily reflects incremental borrowings associated with capital equipment additions combined with higher interest rates in 2000 compared to 1999. Average borrowings increased from $180.4 million for the year of 1999 to $195.3 million for the year of 2000. Interest expense on a pro forma basis after giving effect to the repayment of the outstanding balance on our revolving credit facility for the year ended December 31, 2000 is $15.7 million.

Income taxes

Our effective income tax rate for 2000 was a benefit of 3.0% compared to a statutory federal income tax rate of 34.0%. This tax benefit is primarily due to our net loss and the establishment of a valuation allowance related to our net deferred tax asset primarily resulting from net operating loss carryforwards.

Net loss

We incurred net losses for the years of 2000 and 1999 of $5.1 million. These net losses primarily reflect interest expense related to our debt service obligations.

Management’s discussion and analysis of financial condition and results of operations

Fiscal year ended December 31, 1999 compared to fiscal year ended December 31, 1998

Equipment outsourcing revenues

Equipment outsourcing revenues for the year ended December 31, 1999 were $79.3 million, representing a $17.6 million, or 28.6%, increase from equipment outsourcing revenues of $61.7 million for the same period of 1998. We acquired Home Care Instruments, Inc. and Patient’s Choice Healthcare, Inc. in the third quarter of 1998, Medical Rentals Stat, Inc. in the fourth quarter of 1998, Express Medical Supply, Inc. in the first quarter of 1999, and Vital Choice Medical Systems, Inc. in the fourth quarter of 1999. On a pro forma basis, as if these acquisitions had occurred on January 1, 1998, equipment outsourcing revenues would have increased 16.4% in 1999, compared to 1998. The growth in equipment outsourcing revenues was partially offset by price concessions to certain GPOs to achieve preferred vendor relationships.

Sales of supplies and equipment, and other

Sales of supplies and equipment, and other for the year ended December 31, 1999 were $12.9 million, representing a $5.2 million, or 67.9%, increase from sales of supplies and equipment, and other of $7.7 million for the same period of 1998. These increases were primarily the result of our five acquisitions. Patient’s Choice Healthcare, Inc. placed a greater emphasis on and generated approximately two thirds of its revenue from sales of disposables to healthcare providers. In addition, we had a one-time equipment sale in 1999, resulting in a gain of $846,000.

Cost of equipment outsourcing

Cost of equipment outsourcing for the year ended December 31, 1999 was $22.4 million, representing a $6.1 million, or 37.3%, increase from cost of equipment outsourcing of $16.3 million for the same period of 1998. For the year of 1999, cost of equipment outsourcing, as a percentage of equipment outsourcing revenues, increased to 28.2% from 26.4% for the same period of 1998. This increase was primarily due to GPO pricing concessions, increased amount of freight expense, and additional replacement parts cost as a result of used equipment purchases. Furthermore, the percentage was lower than normal during the first quarter of 1998 reflecting the reduced level of personnel due to the high turnover during the 1997 period of ownership uncertainty.

Movable medical equipment depreciation

Movable medical equipment depreciation for the year ended December 31, 1999 was $18.9 million, representing a $4.5 million, or 30.7%, increase from movable medical equipment depreciation of $14.4 million for the same period of 1998. For the year of 1999, movable medical equipment depreciation, as a percentage of equipment outsourcing revenues, increased moderately to 23.8% from 23.4% for the same period of 1998. This increase reflects the impact of a full year of depreciation on $38.7 million in equipment purchases in 1998, approximately 31.4% of which was purchased in the fourth quarter of 1998. Effective July 1, 1998, we changed our movable medical equipment depreciation lives from a range of three to seven years to seven years for all outsourcing equipment.

Gross profit

Total gross profit for the year ended December 31, 1999 was $42.6 million, representing an $8.8 million, or 26.0%, increase from total gross profit of $33.8 million for the same period of 1998, exclusive of the loss on disposition of Bazooka beds. For the year of 1999, total gross profit, as a percentage of total revenues, decreased to 46.2% from 48.7% for the same period of 1998, exclusive of the loss on disposition of Bazooka beds. These decreases were primarily due to the increased cost of equipment outsourcing discussed above and changes in the mix of outsourcing and sales as a result of acquisitions.

Management’s discussion and analysis of financial condition and results of operations

Gross profit on equipment outsourcing represents equipment outsourcing revenues reduced by the cost of equipment outsourcing and movable medical equipment depreciation. Gross profit on outsourcing for the year of 1999 decreased to 48.0% from 50.2% for the same period of 1998. This decrease was primarily due to the previously discussed increase in cost of equipment outsourcing.

Gross margin on sales of supplies and equipment, and other for the year of 1999 decreased to 35.1% from 36.6% for the same period of 1998. This decrease in sales gross margin was primarily due to the full year’s impact of the acquisition of Patient’s Choice Healthcare, Inc. which generated lower margin sales, partially offset by the one-time sale discussed above.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 1999 were $30.6 million, representing a $9.3 million, or 43.5%, increase from $21.3 million for the same period of 1998. The increase for the year was the result of our five acquisitions, an increase in employee count, the impact of the promotional employee incentive plan, the amortization of goodwill from acquisitions, additional costs related to our year 2000 compliance program and the impact of the GPO administrative fees. Selling, general and administrative expenses as a percentage of total revenue for 1999 increased to 33.1% from 30.7% for the same period of 1998 primarily as a result of our five acquisitions.

Recapitalization and transaction costs

For the year ended December 31, 1998, we incurred $5.1 million of non-recurring expenses, consisting primarily of legal, accounting, and other advisory related fees, associated with our recapitalization.

EBITDA

EBITDA for the year of 1999 was $35.9 million, representing a $13.8 million, or 61.9%, increase from $22.1 million for the year of 1998. EBITDA as a percentage of total revenue for the year of 1999 increased to 38.9% from 31.9% for 1998.

Adjusted EBITDA

Adjusted EBITDA for the year ended December 31, 1999 was $35.3, representing a $5.0 million, or 16.5%, increase from $30.3 for the same period in 1998. Adjusted EBITDA excludes from EBITDA the management fees to J.W. Childs Associates, L.P. in 1999, a gain from the one-time sale of equipment in 1999 and the loss on disposal of Bazooka beds and non-recurring recapitalization and transaction costs in 1998. Adjusted EBITDA as a percentage of total revenue decreased for the year of 1999 to 38.3% from 43.7% for the same period in 1998.

Interest expense

Interest expense for the year ended December 31, 1999 was $18.0 million, representing a $6.8 million, or 60.3%, increase from interest expense of $11.2 million for the same period of 1998. This increase primarily reflects the recapitalization, incremental borrowings associated with capital equipment additions and the acquisitions previously mentioned. Average borrowings increased from $114.4 million for the year of 1998 to $180.4 million for the year of 1999.

Income taxes

Our effective income tax rate for 1999 was a benefit of 27.7% due to our net loss compared to a federal statutory income tax rate of 34.0%. This tax benefit is primarily due to amortization of goodwill that is not deductible for income tax purposes.

Extraordinary charge

In connection with the extinguishment of our prior revolving credit facility on October 26, 1999, we wrote off deferred financing costs of $1.3 million. This extraordinary charge was reduced by the tax

Management’s discussion and analysis of financial condition and results of operations effect of approximately $0.5 million. In conjunction with our recapitalization and the issuance of our senior notes in the first quarter of 1998, we prepaid existing notes and a credit facility totaling $35.5 million, which resulted in an incurrence of a prepayment penalty of $2.9 million, and write off of deferred finance costs of $0.3 million. These extraordinary charges were reduced by the tax effect of approximately $1.3 million.

Net loss

We incurred a net loss for the year of 1999 of $5.1 million, compared to a net loss of $7.5 million for the year of 1998. This net loss primarily reflects interest expense related to our debt service obligations.

SELECTED QUARTERLY OPERATING RESULTS

The following tables set forth certain unaudited quarterly statement of operations data for each of our last ten quarters. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere in this prospectus and, in management’s opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results of any future period.

	Three months ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	1999	1999	1999	1999	2000	2000	2000	2000	2001	2001

Total revenue	$23,433	$21,974	$21,407	$25,409	$26,890	$25,055	$26,099	$27,961	$30,869	$29,992
Gross profit	12,517	9,929	9,268	10,892	13,026	11,530	11,873	12,950	15,067	13,847
Gross margin	53.4%	45.2%	43.3%	42.9%	48.4%	46.0%	45.5%	46.3%	48.8%	46.2%
Income (loss), before extraordinary charge	$251	$(17)	$(3,107)	$(1,449)	$(413)	$(2,174)	$(2,161)	$(330)	$330	$(2,020)
Net income (loss)	251	(17)	(3,107)	(2,260)	(413)	(2,174)	(2,161)	(330)	(330)	(2,020)
Basic earnings:
Income (loss) before extraordinary charge	$0.00	$(0.02)	$(0.30)	$(0.15)	$(0.06)	$(0.21)	$(0.21)	$(0.05)	$0.01	$(0.21)
Extraordinary charge	—	—	—	(0.07)	—	—	—	—	—	—

Net income (loss)	$0.00	$(0.02)	$(0.30)	$(0.22)	$(0.06)	$(0.21)	$(0.21)	$(0.05)	$0.01	$(0.21)

Diluted earnings:
Income (loss) before extraordinary charge	$0.00	$(0.02)	$(0.30)	$(0.15)	$(0.06)	$(0.21)	$(0.21)	$(0.05)	$0.01	$(0.21)
Extraordinary charge	—	—	—	(0.07)	—	—	—	—	—	—

Net income (loss)	$0.00	$(0.02)	$(0.30)	$(0.22)	$(0.06)	$(0.21)	$(0.21)	$(0.05)	$0.01	$(0.21)

EBITDA	$9,936	$8,240	$8,321	$9,356	$11,088	$9,751	$10,218	$12,116	$13,085	$10,761
Adjusted EBITDA	10,001	8,324	8,384	8,592	11,155	9,827	10,291	12,600	13,157	12,391
Net cash provided by (used in) operating activities	2,287	6,981	4,903	1,021	5,207	10,932	3,037	9,001	3,551	9,587
Net cash provided by (used in) investing activities	(20,685)	(8,028)	(8,878)	(11,850)	(9,673)	(5,034)	(9,140)	(7,657)	(7,936)	(6,145)
Net cash provided by (used in) financing activities	18,398	1,046	5,710	9,095	4,466	(5,898)	6,103	(1,344)	4,385	(3,442)

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our equipment purchases primarily through internally generated funds and borrowings under our revolving credit facility. As an asset intensive business, we need continued access to capital to support the acquisition of equipment for outsourcing to our customers. We purchased and received $42.6 million, $41.6 million and $31.2 million of outsourcing equipment in 1998, 1999 and 2000, respectively. For the first half of 2000 and 2001, we purchased and received $13.7 million and $14.4 million of movable medical equipment, respectively.

During the years ended December 31, 1998, 1999 and 2000, net cash flows provided by operating activities were $10.8 million, $15.2 million and $28.2 million, respectively. Net cash flows used in investing activities were $62.9 million, $49.4 million and $31.5 million in 1998, 1999 and 2000, respectively. Net cash flows provided by financing activities were $52.1 million, $34.2 million and $3.3 million in 1998, 1999 and 2000, respectively.

During the first six months of 2000 and 2001, net cash flows provided by operating activities were $16.1 million and $13.1 million, respectively. Net cash flows (used in) investing activities were ($14.7) million and ($14.1) million in each of these periods. Net cash flows (used in) provided by financing activities were ($1.4) million and $0.9 million in each of these periods.

Our principal sources of liquidity are expected to be cash flows from operating activities and borrowings under our revolving credit facility. It is anticipated that our principal uses of liquidity will be to fund capital expenditures related to purchases of movable medical equipment, provide working capital, meet debt service requirements and finance our strategic plans.

In connection with our 1998 recapitalization, we issued $100.0 million of our senior notes. In January 1999, we issued an additional $35.0 million of our senior notes. The senior notes earn interest at a rate of 10.25% per year, payable on March 1 and September 1 of each year. In October 1999, we extinguished our prior revolving credit facility and entered into a new $77.5 million revolving credit facility. Interest on loans outstanding under our revolving credit facility is payable at a rate per annum, selected at our option, equal to the base rate margin (which is the banks’ base rate plus 1.75%) or the adjusted eurodollar rate margin (which is the adjusted eurodollar rate plus 3.00%). The revolving credit facility, which terminates on October 31, 2004, contains certain covenants including restrictions and limitations on dividends, capital expenditures, liens, leases, incurrence of debt, transactions with affiliates, investments and certain payments, and on mergers, acquisitions, consolidations and asset sales. As of June 30, 2001, we had outstanding $135.0 million of our senior notes and had borrowed $61.6 million under our revolving credit facility. In connection with our acquisition of Narco Medical Services, Inc., we amended our credit agreement, on October 12, 2001, to increase the size of our revolving credit facility from $77.5 million to $87.5 million. Upon the closing of this offering, we expect to use the proceeds of this offering to repay $53.9 million of the outstanding balance on our revolving credit facility and the revolving credit facility will be reduced to approximately $48 million. In addition, upon completion of this offering, the limitations on capital expenditures for the year ended December 31, 2003 and December 31, 2004 will be increased.

The reduction in the amount outstanding under our revolving credit facility will lower the interest expense normally incurred to service our debt. For example, for the six months ended June 30, 2001, interest expense on a pro forma basis after giving effect to the repayment of the outstanding balance on our revolving credit facility is $8.2 million compared to actual interest expense of $10.1 million for the same period.

Management’s discussion and analysis of financial condition and results of operations

On August 17, 1998, we issued 6,000 shares of our Series A 12% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock to an affiliate of J.W. Childs Equity Partners, L.P., the holder of approximately 78% of our common stock, for an aggregate price of $6.0 million. On December 18, 1998, we redeemed our series A preferred stock with proceeds of $6.3 million from the sale to an insurance company of 6,246 shares of our series B preferred stock together with a warrant to purchase 245,000 shares of our common stock.

We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with our other sources of liquidity, including borrowings available under the revolving credit facility, will be sufficient over the next three to seven quarters to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due on notes and obligations under the revolving credit facility. We believe that our ability to repay the notes and amounts outstanding under the revolving credit facility at maturity will require additional financing. There can be no assurance, however, that any such financing will be available at such time to us, or that any such financing will be on terms favorable to us.

Our expansion and acquisition strategy may require substantial capital, and no assurance can be given that sufficient funding for such acquisitions will be available under our revolving credit facility or that we will be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

RECENT ACCOUNTING PRONOUNCEMENTS

The Securities and Exchange Commission issued Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements,” in December 1999. SAB 101 summarizes certain of the SEC staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. During the fourth quarter of 2000, we performed a comprehensive review of our revenue recognition policies and determined that they are in compliance with SAB 101.

On January 1, 2001, we adopted Statements of Financial Accounting Standards, or SFAS, No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. Our policy is not to use free-standing derivatives and not to enter into contracts with terms that cannot be designated as normal purchases and sales. We have reviewed the requirements of SFAS No. 133, as amended, and have determined that we do not have any free-standing or embedded derivatives.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company must adopt these standards no later than January 1, 2002. All business combinations under SFAS No. 141 are to be accounted for using the purchase method of accounting. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets upon their acquisition and how they should be accounted for after initial recognition. SFAS No. 142 states that an intangible asset with a finite useful life be amortized over the period the asset is expected to contribute to the future cash flows of the entity. An intangible asset with an indefinite life is not to be amortized. All intangible assets are subject to periodic impairment tests. We are reviewing the requirements of these

Management’s discussion and analysis of financial condition and results of operations standards. We expect that this standard will affect our future results of operations including, among other things, the elimination of the amortization of goodwill.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Asset Retirement Obligations” which provides accounting requirements for retirement obligations associated with tangible long-lived assets. The standard is applicable for our fiscal 2003 year. We are currently reviewing the requirements to determine their applicability to our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary exposure to market risk is interest rate risk associated with our debt instruments. We use both fixed and variable rate debt as sources of financing. At June 30, 2001 we had approximately $193,999,000 of total debt outstanding, of which $61,525,000 was bearing interest at variable rates approximating 8.4%. A 2% change in interest rates on variable rate debt would have resulted in interest expense fluctuating approximately $550,000 for 1998, $2,200,000 for 1999, $1,240,000 for 2000 and $636,000 for the six months ended June 30, 2001, respectively. We have not, and do not plan to, enter into any derivative financial instruments for trading or speculative purposes. As of June 30, 2001, we had no other significant material exposure to market risk.

Business

GENERAL

We are a leading nationwide provider of movable medical equipment outsourcing services to the healthcare industry. Our diverse customer base includes more than 2,500 of the 5,800 acute care hospitals nationwide and approximately 2,700 alternate site providers, such as home care providers, nursing homes, surgery centers, subacute care facilities and outpatient centers. We offer our customers a wide range of programs to help them increase productivity while reducing costs. Our principal program is the innovative Pay-Per-UseTM program where we charge our customers a per use fee based on daily use of equipment per patient. We also offer other programs where we charge customers an equipment fee on a daily, weekly or monthly basis. Through our Asset Management Partnership Program, or AMPP, we enable customers to outsource substantially all, or a significant portion of, their movable medical equipment needs by providing, maintaining, managing, documenting and tracking that equipment for them. As of June 30, 2001, we had 19 AMPP customers. Our fees are paid directly by our customers rather than through reimbursement from government or other third-party payors.

Our outsourcing programs differ from traditional purchase or lease alternatives for obtaining movable medical equipment. Under our outsourcing programs, customers are able to use our equipment and to rely on us to upgrade, manage and maintain that equipment. All of our outsourcing programs include a comprehensive range of support services, including equipment delivery, training, technical and educational support, inspection, maintenance and comprehensive documentation. We seek to maintain high utilization of our equipment by pooling and redeploying that equipment among a diverse customer base and adjusting pricing on a customer-by-customer basis to compensate for their varying usage rates. We also sell disposable medical supplies to customers in conjunction with our outsourcing programs. In addition, we offer repair, inspection, preventive maintenance and logistic services for the movable medical equipment that our customers own.

Our movable medical equipment outsourcing programs enable healthcare providers to replace the fixed costs of owning and/or leasing medical equipment with variable costs that are more closely related to current needs and utilization rates. The increased flexibility and services associated with our programs are designed to lower overall operating costs for our customers by enabling them to:

o	Increase equipment productivity rates. Our outsourcing programs enable healthcare providers to increase the productivity of their movable medical equipment by tracking their utilization rates and matching equipment availability with actual need. This enables them to purchase less equipment and reduce the related costs associated with the management, tracking and storage of excess equipment on-site. Furthermore, our programs, especially our Pay-Per-UseTM program, allow customers more effectively to match the costs of equipment usage with variable patient charges.

o	Outsource support services. We believe that our movable medical equipment support services substantially reduce the operating cost and administrative burden associated with equipment ownership or lease. Our support services include equipment delivery, training, technical and educational support, inspection, maintenance, and comprehensive documentation. These services generally result in lower cost to the customer than if performed internally. In addition, we believe that our outsourcing programs reduce the time that nurses and other medical staff devote to the management and maintenance of movable medical equipment rather than direct patient care. We believe that this may increase staff job satisfaction, productivity and performance and reduce staff turnover.

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o	Eliminate equipment obsolescence risk. Healthcare providers can effectively eliminate the risk of equipment obsolescence through our short-term and Pay-Per-UseTM outsourcing programs. In addition, our own risk of equipment obsolescence is reduced because we can place with one customer the equipment that may be obsolete to another customer, thus extending the useful life of the equipment.

We are one of only two national providers of movable medical equipment outsourcing programs. We own a pool of approximately 107,000 pieces of movable medical equipment in four primary categories: critical care, respiratory therapy, monitoring, and newborn care. As of June 30, 2001, we operated through 61 district offices and 12 regional service centers, serving outsourcing and sales customers in all 50 states and the District of Columbia. We currently provide outsourcing services to approximately 43% of all acute care hospitals in the United States, including UCLA Medical Center, Brigham and Women’s Hospital and Johns Hopkins Medical Center. We also have contracts with several national group purchasing organizations, or GPOs, including Premier, Novation and AmeriNet. We commenced operations in 1939 and we originally incorporated in Minnesota in 1954 and reincorporated in Delaware prior to completion of this offering.

OUR 1998 RECAPITALIZATION AND SUBSEQUENT DEVELOPMENTS

Our common stock was publicly traded and listed on the Nasdaq National Market from 1992 until our recapitalization in February 1998, at which time we delisted our common stock from Nasdaq.

As part of the recapitalization, a number of our experienced senior operating managers assumed top management roles, and David E. Dovenberg, previously our chief financial officer, became our chief executive officer. The individuals in this new management team retained their equity ownership as part of the recapitalization.

Since the recapitalization, we have undertaken a number of significant changes, including:

o	installing a new senior management team comprised of experienced senior operating managers from within our company and other key individuals with broad healthcare experience;

o	acquiring five companies in strategic locations to expand our national network of district offices;

o	entering into key national GPO contracts with Premier, Novation and AmeriNet; and

o	placing a renewed emphasis on our AMPP total outsourcing program, increasing the number of our AMPP customers from 10 to 19.

These changes significantly improved our operating revenues and adjusted EBITDA over the last several years. Our total revenue increased by $45.9 million, or 20.8% at a compounded annual rate, from $60.1 million for the year ended December 31, 1997 to $106.0 million for the year ended December 31, 2000; and our adjusted EBITDA increased by $18.1 million, or 19.3% at a compounded annual rate, from $25.8 million for the year ended December 31, 1997 to $43.9 million for the year ended December 31, 2000.

INDUSTRY BACKGROUND

In 2000, total healthcare expenditures in the United States were estimated at $1.3 trillion, representing 13.1% of the U.S. gross domestic product and an increase of 8.3% over 1999, according to the Centers for Medicare and Medicaid Services, or CMS. An aging U.S. population and advances in medical technology are expected to drive increases in hospital patient populations and the consumption

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of healthcare services. CMS estimates that total healthcare expenditures will grow by 8.6% in 2001 and by 7.1% compounded annually from 2001 through 2010. According to these estimates, healthcare expenditures will account for approximately $2.6 trillion, or 15.9%, of U.S. gross domestic product by 2010.

In recent years, particularly following the enactment of the Balanced Budget Act of 1997, acute care hospitals and alternate site providers have faced increasing pressure due to a reduction in resources and the increased complexity in delivering healthcare services. Reimbursement pressure from government payors, such as Medicare and Medicaid, and private insurers are forcing healthcare providers to contain costs. The national shortage of medical support staff, including nurses, has placed greater constraints on such individuals, requiring them to perform more tasks in less time.

As a result of these pressures, acute care hospitals and alternate site providers have increasingly turned to equipment outsourcing. We believe the market potential for movable medical equipment outsourcing is greater than $1.5 billion. This estimate is based on our average monthly AMPP revenue per bed of $200 (or $2,400 annually) and our estimate of a 65% occupancy rate at the 990,000 total registered hospital beds in the United States as estimated by the American Hospital Association. Our average monthly AMPP revenue is derived from our 18 acute care hospital AMPP accounts, consisting of approximately 4,200 census beds in the aggregate and a diverse group of hospitals. We believe the demand for outsourcing movable medical equipment will continue to expand as acute care hospitals and alternate site providers continue to try to reduce costs and increase medical staff satisfaction while providing high quality, patient-specific medical care.

OUR STRENGTHS

We attribute our historical revenue growth to, and believe that our potential for future growth comes from, the following strengths:

Superior service and strong customer relationships

We distinguish ourselves by being a leading service company rather than just an equipment outsourcing provider. We compete on the basis of the value-added, full-service features of our outsourcing programs in addition to price. Our support services include 24-hour-a-day, 365-day-a-year delivery of “patient ready” equipment, technical support, training in equipment use, quality assurance services, regular inspections and maintenance of all our equipment and assistance in documentation compliance needs. We also provide our customers with testing, inspection and user-error reports that comply with the standards of accreditation organizations. In addition, we believe our services reduce the time that nurses and other medical staff devote to the management of movable medical equipment rather than direct patient care, thereby increasing job satisfaction and performance. As a result of our service focus, we enjoy strong customer relationships. Of our 100 largest customers based on revenues as of January 1, 1995, 85 remained customers as of June 30, 2001.

National scope and leading market position

We are one of only two national providers of movable medical equipment outsourcing programs to the healthcare industry. Through our acquisitions and internal growth, we have established a national network of 61 district offices and 12 regional service centers to serve acute care hospitals and alternate site providers in all 50 states and the District of Columbia. This broad network allows us to meet the equipment outsourcing and service needs of independent healthcare facilities, national and regional acute care hospitals, group purchasing organizations and alternate site providers. Our national network also enables us to redeploy equipment throughout our system in order to maintain high levels of equipment utilization and customer service.

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Reduced reimbursement risk

Generally, healthcare providers rely on payment from patients or reimbursement from third party payors. All of our fees are paid directly by our acute care hospital and alternate site customers rather than through third party payors. Accordingly, our exposure to uncollectible patient or reimbursement receivables is minimized, as evidenced by our bad debt expense of only 1.2% of net revenues for the year ended December 31, 2000 and 1.6% for the six months ended June 30, 2001.

Depth and breadth of equipment pool

We own a pool of approximately 107,000 pieces of movable medical equipment purchased from approximately 90 leading manufacturers in four primary categories: critical care, respiratory therapy, monitoring and newborn care. Our diversified equipment pool enables us to offer customers numerous models from leading manufacturers within each primary equipment category. Based on our experience in the industry, we believe that the breadth of our product offerings gives us a competitive strength, compared to manufacturers and regional equipment outsourcing firms that may offer a limited range of models within an equipment category. In addition, the amount of our annual equipment purchases enables us to obtain favorable pricing terms from many equipment vendors.

Attractive return on movable medical equipment

Our pricing strategy is designed to generate a payback period that is substantially shorter than the useful life of a particular piece of equipment. We generally achieve an 18 to 24-month revenue payback on the original purchase price of our entire equipment pool. In contrast, the average useful life of the equipment in our pool (excluding acquired companies) has historically been 8.2 years.

Sophisticated use of information technology

Through our commitment to information technology, we have developed and continue to upgrade our proprietary systems designed to enhance both our and our customers’ operating efficiencies. We maintain a complete service history of all our equipment, including data on length of placement, transfers, modifications, repairs, maintenance and inspections, for the life of the equipment. We use this information to monitor and schedule preventive maintenance and safety testing programs and to maximize equipment utilization. Our customers can also use this information to meet their equipment documentation needs under applicable industry standards and regulations. We also offer our customers software to track the location, productivity and availability of all of their movable medical equipment.

Experienced and committed management team

As part of our recapitalization in February 1998, we installed a new senior management team. The management team is comprised of experienced senior operating managers from within our company, who assumed new top management roles, and other key individuals with broad healthcare experience, who subsequently joined us through acquisitions or strategic hiring. Our management team refocused the business and is continuing to execute our growth strategy. Upon completion of the offering, the management team will own or have the right to acquire over 12% of our common stock (including shares issuable upon exercise of outstanding options).

Large and diversified customer base

We provide movable medical equipment to more than 2,500 acute care hospitals and approximately 2,700 alternate site providers, including home care providers, nursing homes, surgery centers, subacute care facilities and outpatient centers throughout the United States. Our top ten customers accounted for approximately 10% of total equipment outsourcing revenues for the six months ended June 30, 2001.

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OUR GROWTH STRATEGY

We believe that the aging population, increased life expectancy, advancements in medical technology and greater emphasis on managed care will provide us significant growth opportunities for movable medical equipment outsourcing in both acute care hospital and alternate site settings. Our strategy is to achieve continued growth by:

Continuing to increase business with existing customers

Because our existing customers are familiar with our programs and the benefits of these programs, we believe that they represent a significant expansion opportunity. We believe that there is significant potential for growth by increasing the level of revenue per hospital customer throughout all of our offices. For the year ended December 31, 2000, our two largest district offices generated average monthly outsourcing revenue per hospital customer census bed (i.e., occupied bed) of approximately $89, compared to $22 on a company-wide basis.

Providing comprehensive equipment management and outsourcing programs

Through our AMPP total outsourcing program, we provide, maintain, manage, document and track substantially all, or a significant portion of, a customer’s movable medical equipment within the customer’s organization. We customize our services to meet the needs of each customer, and we provide on-site representatives to manage our program from within the customers’ own facilities. The AMPP program enables healthcare providers to control capital spending and certain operating costs through outsourcing and improved productivity. Our average monthly outsourcing revenue from our current AMPP accounts increased approximately 144% after conversion to AMPP, and we estimate that the average AMPP account yields approximately $200 of revenue per hospital customer census bed per month, compared to our average of $22 on a company-wide basis. As of June 30, 2001, we had 19 AMPP customers. As of August 31, 2001, we had also signed five additional AMPP contracts which we intend to implement in the second half of 2001. We plan to continue to grow our AMPP program by devoting more sales resources to AMPP, converting existing customers to the AMPP program and promoting the AMPP program to a target list of potential customers.

Developing business with new customers

We plan to further penetrate the acute care hospital and alternate site markets by establishing new customer relationships either individually or through GPOs. According to the American Hospital Association’s Resource Center, there are currently more than 5,800 registered acute care hospitals in the United States. Our more than 2,500 acute care hospital customers represent 43% of that market. To date, we have signed agreements with several of the largest GPOs, including Premier, Novation and AmeriNet, three of the nation’s largest healthcare alliances. Under our GPO contracts, each GPO designates the group of products that we are authorized to offer to its members and we negotiate the appropriate price level for such products with such members. In addition, we pay an administrative fee, which may or may not fluctuate, to the GPO for the privilege of holding preferred supplier status. These fees usually accrue on a quarterly basis, and typically equal one to three percent of the total revenues derived from product rentals. Generally, our GPO contracts have a term of two to three years. The GPOs may terminate the agreements within specified time periods upon our breach of the agreement. In addition, each of Novation and Premier may terminate its agreement with us for any reason upon 90 days’ prior written notice. In addition, within the last year we have entered into preferred source agreements with Beverly Enterprises, Inc. and Apria Healthcare Group Inc. in which Beverly and Apria have named us as the preferred provider of movable medical equipment within their organizations and encourage members to outsource movable medical equipment through us on an exclusive basis. These agreements give us preferred supplier status with respect to members of the

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GPOs. We intend to bid for additional GPO contracts, as they come up for renewal every two to three years.

Expanding geographic coverage

Since our 1998 recapitalization, we have expanded from 46 to 61 district offices. To continue to expand our geographic coverage, we intend to open approximately three new district offices in 2001 and in each of the subsequent several years. In choosing locations for our district offices, we consider the nature and size of the potential customer market, demographics, customer concentration and GPO affiliation within the market and vendor relationships.

Continuing to pursue strategic acquisitions

Since our 1998 recapitalization, we have made five strategic acquisitions that have helped us expand our national network by increasing our market share in existing markets and enabling us to penetrate new geographic regions. Through our acquisitions we also have expanded our presence in the alternate site markets. All of our prior acquisitions were regional or local businesses and have been fully integrated into our overall operations. On October 25, 2001 we consummated our acquisition of all of the outstanding stock of Narco Medical Services, Inc. for a purchase price of $8.1 million in cash. Narco Medical Services, Inc. outsources medical equipment and services primarily to rural, acute healthcare providers from seven locations in the Midwest. We intend to actively consider additional strategic acquisitions that will enable us to expand our presence in both the acute care hospital and alternate site markets.

BUSINESS OVERVIEW

Programs

Outsourcing

Our primary equipment outsourcing program is the Pay-Per-UseTM program whereby customers are able to obtain equipment when they need it and pay for equipment only when it is used. Customers may also obtain equipment through daily, weekly or monthly outsourcing programs. When our customers request a piece of equipment, we provide the equipment in “patient ready” condition. Upon delivery, each piece of equipment is logged into our tracking system as being placed with the particular customer. We provide the customer with information as to per-use or other rates at or prior to delivery of the equipment. Rates are based on an expected utilization rate and are generally reviewed quarterly. Under our Pay-Per-UseTM program, the customer is responsible for keeping a record of each equipment use and reporting the use to us on a monthly basis. Many customers report equipment usage in conjunction with their patient billing procedures. We bill each customer monthly based on this reported usage. Although the customer is under no obligation to use the equipment, our customers have a financial incentive to do so because our rates are based on anticipated utilization. If actual utilization is less than anticipated, we may remove equipment or increase the per-use fee.

AMPP

We have expanded the scope of our relationship with some of our largest customers into our most comprehensive outsourcing program, referred to as the Asset Management Partnership Program, or AMPP. As of June 30, 2001 we had 19 AMPP customers. As of August 31, 2001, we had also signed five additional AMPP contracts which we intend to implement in the second half of 2001. Through this program, we provide, maintain, manage, document and track substantially all, or a significant portion of, a customer’s movable medical equipment within the customer’s organization. We also provide detailed equipment reports that comply with the standards of accreditation organizations. One or more of our employees are located on site at the customer’s facility to coordinate the equipment

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management program and record equipment use. We generally enter into long-term contracts with our AMPP customers, typically three to five years in length (some of which permit early termination) and generally guarantee equipment outsourcing rates for three years based on target equipment productivity levels. Rates reflect all of the costs related to the additional services provided as part of the AMPP program and are adjusted to reflect actual equipment productivity levels. Our AMPP program enables healthcare providers to have access to all appropriate medical equipment available when it is needed, while controlling their costs through improved productivity and efficiency. Because we can manage the productivity levels of the customer’s movable medical equipment, we can generally earn higher margins and achieve greater returns with our AMPP program.

Sale of disposable products

To supplement our outsourcing programs, we sell disposable medical supplies used in conjunction with our medical equipment. We believe that customers purchase disposables from us due to the convenience of obtaining equipment and related supplies from one source and, particularly in the alternate site market, the anticipated cost-savings resulting from acquiring disposables only on an as-needed basis. Our sale of disposable products represented 8% of our total revenues for the six months ended June 30, 2001.

Biomedical services

In addition to servicing the equipment we outsource, we also provide repair, inspection, preventive maintenance and logistic services for the movable medical equipment that our customers and vendors own. Our certified technicians are available during business hours to answer questions about equipment or accessories. We have service facilities located nationwide, and we offer a large inventory of repair and replacement parts and backup inventory in addition to an extensive library of operator and service manuals. We provide documentation for all services performed, detailed test procedures, notification for scheduled service, data accumulated for historical information, and comprehensive inventory and other reports.

Features

Full service

We emphasize the full-service features of our equipment outsourcing programs. Our equipment fee includes 24-hour-a-day, 365-day-a-year delivery of “patient ready” equipment, technical support, training in equipment use, quality assurance services, regular inspections and maintenance of all equipment outsourced from us. We document the total service history of our equipment, including inspection, repair and modification activities for the entire life of the unit, which assists our customers in complying with the standards of accreditation organizations. We also offer an optional software package that enables a particular customer to track location, productivity and availability of all equipment used by that customer. Together, these services allow healthcare providers to focus more effectively on patient care and eliminate or reduce many of the major overhead costs associated with the ownership or lease of movable medical equipment. In addition, we believe our services reduce the time that nurses and other medical staff devote to the management of movable medical equipment rather than direct patient care, thereby increasing job satisfaction, productivity and performance.

Customer responsiveness

Our operational structure is designed to enable us to respond quickly to a customer’s needs. Through our district offices, we maintain both a local and system-wide inventory network that is designed to assure access to a broad range of movable medical equipment. Our district offices are typically located

Business

close enough to the customers they serve to allow equipment to be delivered and ready for use generally within two hours of a request.

Management of equipment productivity

We seek to allocate our pool of equipment efficiently among our customers by continually monitoring customers’ equipment productivity levels. We review customer productivity routinely and, depending on productivity level, may adjust the fee or redeploy the equipment. This system benefits customers by permitting them to obtain a lower per-use fee based on higher productivity and benefits us by maximizing the utilization of the equipment in our inventory.

Diverse equipment selection

We generally purchase new equipment which we believe to be state-of-the-art from manufacturers with a reputation for quality, product support and innovation. We purchase from a number of different manufacturers to address our customers’ diverse needs with a special emphasis on equipment that lowers patient care costs while improving quality of care and treatment outcomes.

Operations

Pricing

Our pricing strategy is designed to generate a payback period that is substantially shorter than the useful life of a particular piece of equipment. On a customer-specific basis, we develop a rate for a given piece of equipment that takes into consideration the customer’s needs with respect to equipment type, assumed equipment productivity, length of placement, frequency and extent of support service and volume of business. As a customer’s productivity rate increases, we may lower the fee, which benefits the customer by permitting it to obtain a lower cost and benefits us as we attempt to maximize the utilization of our equipment inventory. The fee is designed not only to recoup costs but also to provide us a targeted financial return on our investment for the particular category of equipment. Service requirements and rates are generally reviewed on a quarterly basis and rates may be adjusted as the customer’s service needs or productivity levels vary from expected levels. This evaluation process enables us to continuously monitor actual revenues as compared to targeted return objectives.

Equipment inventory

We purchase movable medical equipment in the areas of critical care, respiratory therapy, monitoring and newborn care. Equipment acquisitions may be made to expand our pool of existing equipment or to add new equipment technologies to our existing equipment pool. Before acquiring equipment, we consider historical utilization levels, customer demand, life cycle phase of the equipment and vendor relationships. We have established a product evaluation committee to consider new technologies or new vendors, as they become available. This evaluation process for new products involves many of the review criteria set forth above as well as an overall evaluation of the potential market demand for the new product. In making equipment purchases, we consider a variety of factors including equipment mobility, anticipated utilization level, service intensiveness and anticipated obsolescence. Of additional consideration are the relative safety of and the risks associated with such equipment.

We seek to maximize the useful life of our equipment by outsourcing our older equipment inventory at lower outsourcing rates or bundling such older equipment with newer equipment in outsourcing programs with price incentives to the customer. Equipment which is no longer required or desired is either sold, primarily to non-hospital purchasers, utilized for spare parts or sold for scrap value.

Business

As of June 30, 2001, we owned approximately 107,000 pieces of equipment available for use by our customers. The cost of each category of equipment in our outsourcing pool relative to the entire pool as of June 30, 2001 was: critical care, 55%; respiratory therapy, 26%; monitoring, 17%; and newborn care, 2%. The following is a list of the principal types of movable medical equipment available to our customers by category:

Critical Care	Monitoring	Respiratory Therapy

Adult/Pediatric Volumetric Pumps
Alternating Pressure/ Flotation Devices
Ambulatory Infusion Pumps
Anesthesia Machines
Blood/ Fluid Warmers
Cold Therapy Units
Continuous Passive Motion Devices
Controllers, Infusion
Electrosurgical Generators
Enteral Infusion Pumps
Foot Pumps
Heat Therapy Units
Hyper-Hypothermia Units
Lymphodema Pumps
Minimal Invasive Surgery Systems
Patient Controlled Analgesia
Sequential Compression Devices
Specialty Beds and Support Services
Suction Devices
Syringe Pumps
Tympanic Oral Thermometry	Adult/Pediatric/Neonatal Monitors
Anesthetic Agent Monitors
Apnea Monitors
Blood Pressure Monitors
Defibrillators
Electrocardiographs
End Tidal C0 2 Monitors
Fetal Monitors
Monitoring Systems
Oximeters P0 2 /C0 2 Monitors
Recorders and Printers
Stress Test System
Surgical Monitors
Telemetry Monitors
Urine Output/Temperature Monitors	Aerosol Tents
Air Compressors
BiPAP
Cough Stimulators
CPAP
Heated Humidifiers
Nebulizers
Oximeters
Oxygen Concentrators
Simple Spirometry
Ventilators

Newborn Care

Fetal Monitors
Incubators
Infant Warmers
Phototherapy Devices
Infant Ventilators
Neonate Infusion Pumps

During 2000, we purchased 80% of our movable medical equipment from approximately 90 manufacturers and 20% from the used equipment market. Our ten largest manufacturers of movable medical equipment, which supplied approximately 68% of our direct movable medical equipment purchases for 2000, were: Baxter Healthcare Corporation; Tyco International, Ltd. (Mallinckrodt and Kendall Healthcare Products Company); Respironics, Inc.; Siemens Business Services, Inc.; Drager Medical Inc.; Abbott Laboratories; Smith & Nephew, Inc.; Agilent Technologies; Sims Deltec, Inc.; and Spacelabs Medical, Inc. Although our top ten manufacturers remain relatively constant from year to year, the relative ranking of suppliers within this group may vary over time. We believe that alternative sources of movable medical equipment are available to us should they be needed.

We seek to ensure availability of equipment at favorable prices. Although we do not generally enter into long-term fixed price contracts with suppliers of our equipment, we may receive price discounts related to the volume of our purchases. The purchase price for equipment generally ranges from $2,000 to $50,000.

In order to fully serve our customers, we also sell disposable medical supplies for use in conjunction with our medical equipment. We currently acquire substantially all of our medical disposables from approximately 130 suppliers. The five largest current suppliers of disposables to us, accounting for over 50% of our disposable purchases for 2000, were: Tyco International, Ltd.; Sims Deltec, Inc.; B. Braun McGaw, Inc.; Huntleigh Healthcare, Inc. and Alaris Medical Systems, Inc. We believe that alternative sources of disposable medical supplies are available to us should they be needed.

Business

Management information technology

We track the history of each piece of equipment in our inventory on an IBM AS/400 centralized computer system located at our corporate headquarters. This system provides immediate access to historical equipment information by the use of remote terminals located in the corporate headquarters and in each of our district offices and regional service centers. Data on length of placement, transfers, modifications, repairs, maintenance and inspections is kept for the life of the equipment and is used extensively for the establishment of preventive maintenance and safety testing programs and the improvement of equipment performance. We also track utilization for each piece of equipment, which helps us to maximize utilization of all the equipment in our pool.

Information regarding our equipment used by a customer is also provided to the customer through our Rental Equipment Documentation System, or REDS, and the Operator Error Identification System, or OEIS. REDS and OEIS help the customer to meet its equipment documentation needs under standards set by the Joint Commission on Accreditation of HealthCare Organizations, or JCAHO, and federal regulatory requirements contained in Food, Drug and Cosmetics Act, or FDCA. In addition, REDS helps the customer track the productivity levels of each piece of equipment. We also offer an optional software package called AIMS/ CS, which enables customers to track location, productivity and availability of all the equipment they use.

Equipment maintenance

We provide all necessary repairs and maintenance of our equipment and maintain control over the functional testing and safety of all equipment through our technical staff. Prior to placing equipment with a customer, we apply testing standards designed to ensure the safety of all such equipment. We conduct regular inspections of our equipment either at one of our district offices or regional service centers, or on-site at the customer. To assist customers in meeting their equipment documentation needs for purposes of applicable standards or regulations, we maintain a complete record of all inspections, maintenance and repairs on our REDS computer program.

Our equipment is generally initially covered by manufacturers’ warranties, which typically warrant repairs for a period of three to twelve months from the date of purchase. Because we employ manufacturer-trained personnel for the technical support of our equipment, a significant portion of repair and maintenance of our equipment is conducted by our employees.

MARKETING

We market our outsourcing and equipment management programs primarily through our direct sales force, which consisted of 115 sales employees as of June 30, 2001. In our marketing efforts, we primarily target key decision makers, such as materials managers, department heads and directors of purchasing, nursing and central supply, as well as administrators, chief executive officers and chief financial officers. We develop and provide our direct sales force with a variety of materials designed to support their promotional efforts. We also use direct mail advertising, as well as targeted trade journal advertising, to supplement this activity.

We have developed specific marketing programs intended to address current market demands. The most significant of such programs include: the AMPP program, which presents acute care hospitals and alternate site providers with a total management approach to equipment needs; REDS, which responds to the equipment documentation and tracking needs of healthcare providers as a result of standards set by JCAHO or federal regulatory requirements set forth in the FDCA; and OEIS, which responds to JCAHO requirements regarding equipment operator training.

Business

As part of our strategy to grow our business and revenues by converting existing customers to our AMPP total outsourcing program, we recently established a sales team of senior management personnel who are specifically focused on AMPP sales. This dedicated team includes our chief financial officer, enabling us to offer potential AMPP customers sophisticated financial analysis as to the cost benefits our programs. This sales team also includes our senior vice president of sales and marketing, whose extensive knowledge of our existing customers’ businesses allows us to customize our programs and sales efforts to our customers’ varied needs.

DISTRICT OFFICES NETWORK

As of June 30, 2001, we operated through 61 district offices, serving customers in all 50 states and the District of Columbia. District offices are typically staffed by a district manager, one or more sales representatives, an administrative assistant and delivery and service personnel to support customers’ needs and district operations. District offices are responsible for marketing, billing and collection efforts, equipment delivery, customer training, equipment inspection, maintenance and repair work. Complementing the district offices are 12 regional service centers, which provide more sophisticated maintenance and repair on equipment. The following table shows each district office location and the year it opened:

Year
Office	Opened

Minneapolis, MN	1941
Omaha, NE	1972
Bismarck, ND	1973
Fargo, ND	1974
Madison, WI	1975
Marquette, MI	1975
Duluth, MN	1978
Kansas City, MO	1978
Sioux Falls, SD	1978
Milwaukee, WI	1980
Dallas, TX	1981
San Antonio, TX	1982
Atlanta, GA	1983
St. Louis, MO	1983
Tampa, FL	1984
Cleveland, OH	1985
Iowa City, IA	1985
Boston, MA	1986
Chicago, IL	1986
Philadelphia, PA	1986
Ft. Lauderdale, FL	1987
Baltimore, MD	1988
San Francisco, CA	1989
Seattle, WA	1989
Anaheim, CA	1990
Charlotte, NC	1990
Detroit, MI	1990
New Orleans, LA	1990
Phoenix, AZ	1990
Pittsburgh, PA	1990
Cincinnati, OH	1992
Memphis, TN	1992
Pasadena, CA	1992
Houston, TX	1993
Rochester, NY	1993
Wichita, KS	1993
New York, NY	1994
Richmond, VA	1994
San Diego, CA	1994
Denver, CO	1995
Indianapolis, IN	1995
Jacksonville, FL	1995
Sacramento, CA	1995
Knoxville, TN	1996
Portland, OR	1996
Raleigh, NC	1996
Columbus, OH	1998
Louisville, KY	1998
Oklahoma City, OK	1998
Charleston, WV	1999
Fresno, CA	1999
Las Vegas, NV	1999
Little Rock, AR	1999
Nashville, TN	1999
Salt Lake City, UT	1999
Appleton, WI	2000
Hartford, CT	2000
Long Island, NY	2000
Tucson, AZ	2000
Tulsa, OK	2000
San Bernardino, CA	2001

Business

HEALTHCARE REGULATION

Our customers are subject to documentation and safety reporting standards with respect to the movable medical equipment they use, as established by the following organizations and laws: JCAHO; the Association for Advancement of Medical Instrumentation; and the FDCA. Some states and municipalities also have similar regulations. Our REDS and OEIS programs are specifically designed to help customers meet their documentation and reporting needs under such standards and laws. We also monitor changes in law and accommodate the needs of customers by providing specific product information, manufacturers’ addresses and contacts to these customers upon their request. Manufacturers of our movable medical equipment are subject to regulation by agencies and organizations such as the Food and Drug Administration, or FDA, Underwriters Laboratories, the National Fire Protection Association and the Canadian Standards Association. We believe that all movable medical equipment we outsource conforms to these regulations.

The Safe Medical Devices Act of 1980, or SMDA, which amended the FDCA, requires manufacturers, user facilities, and importers of medical devices to report deaths and serious injuries to which a device has or may have caused or contributed; establish and maintain adverse event files; and submit to the FDA follow-up and summary reports. Manufacturers and importers are also required to report certain device malfunctions. We work with our customers to assist them in meeting their reporting obligations under the FDCA, including those requirements added by the SMDA. As a distributor of medical devices, we are required by the FDCA to maintain device complaint records containing any incident information regarding the identity, quality, durability, reliability, safety, effectiveness or performance of a device. We are required to retain copies of these records for a period of two years from the date of inclusion of the record in the file or for a period of time equivalent to the expected life of the device, whichever is greater, even if we cease to distribute the device. Finally, we are required to provide authorized FDA employees access to copy and verify these records upon their request. We have current compliance records regarding maintenance, repairs, modification, and user-error, with respect to all of the equipment.

Besides the FDA, a number of states regulate medical device distributors and wholesalers either through pharmacy or device distributor licensure. Currently, we hold licenses in four states. Some licensure regulations and statutes in additional states may apply to our activities. We are currently in the process of obtaining distributor licenses in approximately 15 other states in which we believe we may be required to be licensed. Although our failure to possess such licenses in these states for our existing operations may subject us to certain monetary fines, we do not believe the extent of such fines, in the aggregate, will be material to our liquidity, financial condition or results of operation.

In addition, we are required to provide information to the manufacturer regarding the permanent disposal of medical outsourcing equipment and notification of any change in ownership of certain categories of devices. We believe our medical tracking systems are in substantial compliance with these regulations.

We also may be subject to recent regulation regarding the use of medical records and information. The Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, authorized the Secretary of the Department of Health and Human Services to promulgate federal standards for the privacy of individually identifiable health information. On December 28, 2000, a final regulation was published to protect such individually identifiable health information, setting forth specific standards under which identifiable patient information may be used and disclosed, as well as furnishing new patient rights to obtain and amend their health information. The deadline for compliance with the new regulations is April 14, 2003.

Business

Generally, HIPAA applies to healthcare providers, managed healthcare organizations and healthcare clearinghouses that maintain or transmit health information electronically. Although we are not likely to be directly regulated under the new privacy regulations, as a business associate of various healthcare providers, we may need to make significant and expensive administrative, operational, and information infrastructure changes in order to comply with the new rules. In addition, various state legislatures may enact additional privacy legislation that is not preempted by the federal law, which may impose additional burdens.

THIRD PARTY REIMBURSEMENT

Our fees are paid directly by our customers rather than through reimbursement from private insurers or governmental entities, such as Medicare or Medicaid. We do not bill the patient, the insurer or other third party payors directly for services provided for hospital inpatients or outpatients. Payment to healthcare providers by third party payors for our services depends substantially upon such payors’ reimbursement policies. Consequently, those policies have a direct effect on healthcare providers’ ability to pay for our services and an indirect effect on our level of charges.

In recent years, there have been widespread efforts to control healthcare costs in the United States. As an example, the Balanced Budget Act of 1997 aimed to significantly reduce the growth of health insurance expenditures by decreasing provider payments and restructuring payment methods for rehabilitation facilities, home health agencies, skilled nursing facilities and outpatient services. Although the impact of this legislation has been somewhat softened by favorable reimbursement provisions in the Benefits Improvement and Protection Act of 2000, the general effect of the legislative changes has already had a significant adverse financial impact on healthcare providers, particularly nursing homes and home care agencies.

As a result of such legislation, Medicare generally pays for inpatient services under a prospective payment system. Under this system, hospitals are paid a fixed amount for each patient discharged in a certain treatment category or Diagnosis Related Group, or DRG. A pre-determined amount for a DRG covers all inpatient operating costs including equipment, regardless of the services actually provided or the length of the patient’s stay. These fixed rates were established by the Centers for Medicare and Medicaid Services, or CMS (formerly the Health Care Financing Administration), and may or may not represent the individual hospitals’ actual costs. Nursing homes are also subject to a prospective payment system similar to the system used in hospitals. Under this system, patients are assessed based on their health status. This assessment determines the amount of Medicare reimbursement the facility will receive, regardless of the actual cost to treat the patient. Patients will be periodically reassessed to update their health status code and, therefore, the reimbursement allowed by Medicare. On August 1, 2000, CMS implemented a prospective payment system for hospital outpatient services. CMS also proposed a per-discharge prospective payment system for inpatient rehabilitation hospitals.

As a result of the prospective payment system, the manner in which healthcare facilities incur equipment costs does not impact the level of Medicare reimbursement. We believe that one way healthcare facilities can address these cost containment measures is by converting existing fixed equipment costs to variable costs through outsourcing and equipment management programs.

Hospitals and alternate site providers are also facing increased cost containment pressures from public and private insurers and other managed care providers, such as health maintenance organizations, preferred provider organizations and managed fee-for-service plans, as these organizations attempt to reduce the cost and utilization of healthcare services. We believe that these payors have followed or will follow the federal government in limiting reimbursement through preferred provider contracts,

Business

discounted fee arrangements and capitated (fixed patient care reimbursement) managed care arrangements. In addition to promoting managed care plans, employers are increasingly self funding their benefit programs and shifting costs to employees through increased deductibles, co-payments and employee contributions. We believe that these cost reduction efforts will place additional pressures on healthcare providers’ operating margins and will encourage efficient equipment management practices, such as use of our Pay-Per-UseTM outsourcing and AMPP.

We cannot predict what the continued impact of these reimbursement changes will have on the pricing, profitability or demand for our products and services. We believe it is likely that the efforts by governmental and private payors to contain costs through managed care and other efforts and to reform health systems will continue in the future. We also believe that hospitals will continue to feel pressure to increase cost-containment and cost-efficiency measures, such as converting existing fixed equipment costs to variable costs through outsourcing and equipment management programs.

LIABILITY AND INSURANCE

Although we do not manufacture any movable medical equipment, our business entails the risk of claims related to the outsourcing and sale of movable medical equipment. In addition, our servicing and repair activity with respect to our equipment and our instruction of hospital employees with respect to the equipment’s use are additional sources of potential claims. We have not suffered a material loss due to a claim; however, any such claim, if made, could have a material adverse effect on our business, financial condition or results of operations. We maintain general liability coverage, including product liability insurance and excess liability coverage. Both policies are subject to annual renewal. We believe that our current insurance coverage is adequate. There is no assurance, however, that claims exceeding such coverage will not be made or that we will be able to continue to obtain liability insurance at acceptable levels of cost and coverage.

COMPETITION

We believe that the strongest competition to our outsourcing programs is the traditional purchase and lease alternatives for obtaining movable medical equipment. Currently, many acute care hospitals and alternate site providers view outsourcing primarily as a means of meeting short-term or peak supplemental needs, rather than as a long-term alternative to purchase. Although we believe that we can demonstrate the cost-effectiveness of outsourcing movable medical equipment on a long-term per-use basis, we believe that many healthcare providers will continue to purchase a substantial portion of their movable medical equipment.

We have one principal national competitor in the movable medical equipment outsourcing business: MEDIQ/ PRN, a subsidiary of MEDIQ, based in Pennsauken, New Jersey. Other competition consists of regional companies and some movable medical equipment manufacturers and dealers who provide equipment to augment their movable medical equipment sales. We believe that we can effectively compete with these entities in the geographic regions in which we operate.

EMPLOYEES

We had 648 employees as of June 30, 2001, including 588 full-time and 60 part-time employees. Of such employees, 115 are sales representatives, 78 are technical support personnel, 87 are employed in the areas of corporate and marketing and 368 are district office support personnel.

Business

None of our employees is covered by a collective bargaining agreement, and we have experienced no work stoppages to date. We believe that our relations with our employees are good.

PROPERTIES

We own our Minneapolis, Minnesota district office facility, consisting of approximately 26,000 square feet of office, warehouse, processing and technical repair space. We lease our other district offices, averaging 3,900 square feet, and regional service centers. We lease our executive offices, approximately 17,000 square feet, in Bloomington, Minnesota.

LEGAL PROCEEDINGS

From time to time, we may become involved in litigation arising out of operations in the normal course of business. As of the date of this prospectus, we are not a party to any pending legal proceedings the adverse outcome of which could reasonably be expected to have a material adverse effect on our operating results or financial position.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth our executive officers and directors, their ages and the positions currently held by them:

Name	Age	Position

David E. Dovenberg	57	Chairman, President and Chief Executive Officer

Robert H. Braun	50	Senior Vice President, Sales and Marketing

John A. Gappa	42	Senior Vice President and Chief Financial Officer

Jeffrey L. Singer	39	Senior Vice President, Purchasing & Logistics

Andrew R. Amicon	40	Vice President, National Accounts and Disposable Sales

Gerald L. Brandt	52	Vice President, Finance and Controller

Michael R. Johnson	42	Vice President, Administration

Michael N. Cannizzaro	52	Director

Samuel B. Humphries	59	Director

Steven G. Segal	41	Director

Edward D. Yun	34	Director

David E. Dovenberg has been President and Chief Executive Officer since our 1998 recapitalization and Chairman of our Board of Directors since July 2001. He joined us in 1988 as Vice President, Finance and Chief Financial Officer. Prior to joining us, he had been with The Prudential Insurance Company of America since 1969. From 1979 to 1988, he was a regional Vice President in the area of corporate investments in private placements for Prudential Capital Corporation. He is a member of the Healthcare Financial Management Association. He is also a member of the Boards of Directors of Lund International Holdings, Inc., a publicly traded manufacturer of appearance accessories for light trucks, sport utility vehicles and vans, and the Hennepin County Unit of the American Cancer Society.

Robert H. Braun has been Senior Vice President of Sales and Marketing since 1999 and prior to that was Vice President of Sales and Marketing from 1998 to 1999. He joined us in 1975. He has held multiple sales management positions, including Account Manager, National Accounts Manager, and Division Manager-North Central, which culminated in his promotion to Director of Rental and Sales, West, in 1996.

John A. Gappa has been Senior Vice President and Chief Financial Officer since 1999. Prior to joining us, Mr. Gappa served five years as Senior Vice President, Reimbursement and Chief Financial Officer for McKesson HBOC’s Red Line Extended Care division, formerly known as Red Line HealthCare Corporation. He also held additional positions during his nine years at Red Line including Director of Operations, Division Controller and Director of Planning and Analysis. Prior to joining Red Line in 1991, he held a variety of financial management positions at The Pillsbury Company from 1982 to 1991.

Management

Jeffrey L. Singer has been Senior Vice President, Purchasing & Logistics since March 2001. From 1999 to 2001, he was Vice President, Purchasing and Logistics and prior to that was Vice President of Alternate Care—West from 1998 to 1999. Prior to joining us, he was Chief Executive Officer of Home Care Instruments, Inc. from 1991 to 1998, and held various other positions at HCI from 1986 to 1991.

Andrew R. Amicon has been Vice President of National Accounts and Disposable since 1999 and prior to that was Vice President, Alternate Care—East from 1998 to 1999. Prior to joining us, he was founder and Chief Executive Officer of Patient’s Choice Healthcare, Inc. from 1990 to 1998.

Gerald L. Brandt, C.P.A. has been Vice President of Finance and Controller since 1999 and prior to that was Vice President of Finance, Chief Financial Officer from 1998 to 1999. He joined us in 1978 as Manager of Accounting, and was promoted to Director of Finance and Accounting in 1994. He is a member of the Minnesota State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Michael R. Johnson has been Vice President of Administration since 1998. From 1990 to 1998, Mr. Johnson served as Director, Human Resources/ Administration. Prior to that, he was an Instructor in the Training and Development Department, followed by a promotion to Training Manager in 1984 and to Human Resources Manager in 1989. He joined us in 1978.

Michael N. Cannizzaro has been a director since May 2001. He is a Managing Director of J.W. Childs Associates, L.P. Prior to that, he was President and Chief Executive Officer of Beltone Electronics Corporation from 1998 to 2000. Prior to that, he was President of Caremark International’s Prescription Service Division from 1994 to 1997; Vice President, Business Development of Caremark’s Nephrology Service Division from April 1994 to September 1994; and President of Leica North America from 1993 to 1994. Prior to that, he held numerous positions in general management at Baxter Healthcare Corporation from 1976 to 1993, including the position of President of four different divisions. He is also a director of National Nephrology Associates, Inc. and Life Spring Nutrition Company.

Samuel B. Humphries has been a director since April 1998 and served as a director from 1991 to February 1998. He is Managing Director of The Executive Advisory Group. He also is Managing Director and on the board of Ascent Medical Technology Fund. Prior to that he was President and Chief Executive Officer of American Medical Systems from 1988 to 1991 and from 1998 to 1999, and President and Chief Executive Officer of Optical Sensors Inc. from 1991 to 1998. He is also a director of Optical Sensors Inc and LifeSpex Medical.

Steven G. Segal has been a director since February 1998. He is Senior Managing Director of J.W. Childs Associates, L.P. and has been at Childs since 1995. Prior to that time, he was an executive at Thomas H. Lee Company from 1987, most recently holding the position of Managing Director. He is also a director of Quality Stores, Jillian’s Entertainment Corp., National Nephrology Associates, Inc., Big V Supermarkets, Inc., The NutraSweet Company and is Chairman of the Board of Empire Kosher Poultry, Inc.

Edward D. Yun has been a director since February 1998. He is a Managing Director of J.W. Childs Associates, L.P. and has been at Childs since 1996. From 1994 until 1996 he was an Associate at DLJ Merchant Banking, Inc. He is also a director of Jillian’s Entertainment Corp., Pan Am International Flight Academy, Inc., National Nephrology Associates, Inc., Equinox Holdings, Inc., Chevys, Inc. and Hartz Mountain Corporation.

Management

BOARD COMMITTEES

Compensation Committee. Our board of directors has a compensation committee consisting of certain of our directors. The current members of the compensation committee are Samuel B. Humphries and Steven G. Segal. Mr. Humphries is the chairman. Our compensation committee makes recommendations to the board of directors concerning executive compensation and administers our stock option plans.

Audit Committee. Our audit committee consists of certain of our directors. The current members of the audit committee are Samuel B. Humphries, Edward D. Yun and Michael N. Cannizzaro. Mr. Humphries is the chairman. Our audit committee is responsible for reviewing the adequacy of our system of internal accounting controls; reviewing the results of the independent accountants’ annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; reviewing our audited financial statements and discussing the statements with management; reviewing the audit reports submitted by the independent accountants; reviewing disclosures by independent accountants concerning relationships with our company and the performance of our independent accountants and annually recommending independent accountants; adopting and annually assessing our charter; and preparing such reports or statements as may be required by Nasdaq or the securities laws. The members of the audit committee upon completion of the offering may not all be independent directors under the Nasdaq regulations concerning the composition of audit committees. We intend for the audit committee to comply with these regulations in accordance with the prescribed time periods.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Segal, a member of our compensation committee, is a party to the stockholders’ agreement governing aspects of the relationship among our shareholders and their ownership of our common stock and is an affiliate of J.W. Childs Equity Partners, L.P., which is also a party to the stockholders’ agreement. Mr. Segal is also an affiliate of J.W. Childs Associates, L.P., which has entered into the management agreement with us. For a description of such arrangements and agreements, see “Certain relationships and related transactions,” below.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Prior to completion of this offering, we reincorporated in Delaware. Delaware law and our certificate of incorporation and bylaws provide that we shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person also is entitled, subject to limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Pursuant to provisions of the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that provide that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, subject to exceptions.

At present, we are aware of no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Management

COMPENSATION OF DIRECTORS AND OFFICERS

Director compensation

Each non-employee director receives a fee of $1,000 for each board meeting attended, and $500 for each committee meeting attended. Each year, non-employee directors are granted an option to purchase 1,000 shares of our common stock. The initial grant will be effective upon the closing of this offering. Future grants will be effective at our annual shareholder meeting.

Summary compensation table

The following table sets forth information regarding executive compensation with respect to our chief executive officer and the other four most highly compensated executive officers for the last three completed fiscal years.

				Awards
				stock	Payouts
	Annual compensation			options	LTIP	All other
Name and principal position	Year	Salary	Bonus(1)	(shares)(2)	payouts(3)	compensation(4)

David E. Dovenberg	2000	$226,062	$113,400	—	—	$5,100
Chairman, Chief Executive	1999	226,266	40,000	—	—	4,800
Officer and President	1998	213,398	163,579	268,630	$32,955	36,039

John A. Gappa	2000	170,241	90,200	35,000	—	3,930
Senior Vice President &	1999	19,617	30,000	78,701	—	—
Chief Financial Officer	1998	—	—	—	—	—

Robert H. Braun	2000	155,039	85,800	—	—	4,602
Senior Vice President of	1999	146,253	28,000	7,000	—	4,341
Sales & Marketing	1998	130,028	57,735	134,336	—	3,562

Michael R. Johnson	2000	136,000	70,700	—	—	3,988
Vice President,	1999	136,064	25,000	—	—	4,042
Administrative Services	1998	128,416	67,879	134,336	—	3,541

Jeffrey L. Singer	2000	136,312	76,200	—	—	2,625
Senior Vice President of	1999	134,737	22,000	—	—	2,500
Purchasing & Logistics	1998	40,866	17,114	62,960	—	—

(1)	The amounts shown in this column represent annual bonuses earned for the fiscal year indicated. Such bonuses are paid shortly after the end of such fiscal year. In 1998, the amounts also reflect a non-recurring bonus payment made to Mr. Dovenberg and Mr. Johnson upon the completion of the recapitalization.

(2)	The stock options shown in this column for 1998, 1999 and 2000 were all granted pursuant to our 1998 Stock Option Plan. For a discussion of the material terms of the options granted in 1998, 1999 and 2000 under the 1998 Stock Option Plan, see “Management—Benefit Plans.”

(3)	For 1998, the amounts include regular payments under the Long Term Incentive Plan (LTIP) and payments resulting from the early termination of the LTIP as of the date of our recapitalization. The amount of the payments made in connection with the early termination of the LTIP was $10,630 for Mr. Dovenberg.

(4)	The amounts shown in this column represent contributions by us for the named executive officers to the UHS Employees’ Thrift and Savings Plan for the fiscal year indicated. In addition, $31,239 of the 1998 amount for Mr. Dovenberg represents payments made upon termination of the Supplemental Executive Retirement Plan in connection with the recapitalization.

Management

Options

The following tables summarize option grants during the year ended December 31, 2000 to our chief executive officer and the executive officers named in the “Summary compensation table” above, and the values of the options held by such persons at December 31, 2000.

Option grants during the most recently completed fiscal year

					Potential realizable
	Number of				value at annual rates
	securities	% of Total	Exercise		of stock price
	underlying	options granted	or base		appreciation for
	options	to employees in	price	Expiration	option term(3)
Name	granted	fiscal year 2000	($/Sh)(2)	date	5%	10%

John A. Gappa	35,000 (1)	32.89%	$4.73	03/17/08	$104,082	$263,764

(1)	The option vests on the earliest of (i) the date of a change of control in us, (ii) the date on which the original investors following our recapitalization achieve certain realized values in their original investment, or (iii) six years following the date of grant of such options.

(2)	The exercise price is equal to the fair market value on the date of grant with respect to each underlying share as determined by our board of directors. The exercise price may be paid in cash, in shares of common stock with a market value as of the date of exercise equal to the exercise price or a combination of cash and shares of common stock.

(3)	These amounts represent assumed rates of appreciation compounded annually over an assumed ten-year term. Actual gains, if any, are dependent on, among other factors, the actual future performance of the underlying common stock. The amounts reflected in this table may not necessarily be achieved.

Aggregate option exercises during the most recently completed fiscal year and fiscal year-end option values

			Number of unexercised		Value of unexercised
	Shares		options at		in-the-money options at
	acquired	Value	December 31, 2000		December 31, 2000(1)
Name	on exercise	realized	Exercisable(2)	Unexercisable	Exercisable	Unexercisable

David E. Dovenberg	—	—	374,562	240,148	$2,069,000	$1,051,100
John A. Gappa	—	—	—	113,701	—	225,290
Robert H. Braun	—	—	14,244	127,092	64,040	553,764
Michael R. Johnson	—	—	58,032	120,082	309,038	539,897
Jeffrey L. Singer	—	—	3,903	59,057	10,634	160,887

(1)	Based on the fair market value of our common stock, as of December 31, 2000, of $6.71 as determined by our board of directors and the exercise price.

(2)	As of June 30, 2001, Messrs. Dovenberg, Gappa, Braun, Johnson and Singer had exercisable options for the following number of shares: 405,058, 15,252, 31,758, 73,275 and 19,155, respectively.

Management

Long term incentive plan

Our Long Term Incentive Plan was terminated on February 25, 1998 in connection with our recapitalization. During 1998, two payouts were completed for this plan. The first was the normal plan payout and the second resulted from the early termination of the plan. The early termination payout amount for Mr. Dovenberg was $10,630.

Pension plan

The following table sets forth various estimated maximum annual pension benefits under our qualified non-contributory defined benefit pension plan on a straight life annuity basis, based upon Social Security benefits now available, and assuming retirement and specified remuneration and credited years of service. Amounts shown are subject to Social Security offset pursuant to the terms of our plan.

	Credited years of service
Compensation	5	10	20	30

$100,000	$6,500	$12,500	$25,000	$31,500
125,000	8,500	16,500	33,000	41,500
150,000	10,500	20,500	41,000	51,500
200,000	11,000	22,000	44,500	55,500
300,000	11,000	22,000	44,500	55,500

A participant’s remuneration covered by the pension plan is his average salary for the five consecutive plan years in which the participant received his highest average compensation, subject to a $170,000 cap in 2000. As of December 31, 2000, Messrs. Dovenberg, Gappa, Braun, Johnson and Singer had 12.7, 1.1, 25.4, 21.7 and 2.5 credited years of service, respectively, under the pension plan.

Severance plan

We have adopted a severance plan for our President and each Senior Vice President and Vice President (excluding Mr. Dovenberg and Mr. Gappa, whose severance arrangements are contained in their employment agreements), which entitles them to certain payments in the event of a termination of employment with us, excluding termination for cause and voluntary resignation other than for good reason (as defined in the plan). Upon a qualifying termination, the executive will continue to receive, as severance, payment of his or her base salary and medical and dental benefits for 12 months. If the executive finds other employment prior to the 12 month anniversary of termination, the base salary will be reduced by the value of the compensation received from the new employer during that 12-month period and the medical and dental benefits will be discontinued if comparable benefits are provided by the new employer through the end of that 12-month period. If the executive’s termination was due to resignation for good reason, the executive will also receive a prorated portion of the bonus earned for the then current fiscal year. The severance payments are subject to the executive’s execution of a general release and other agreements containing confidentiality, noncompetition and nonsolicitation obligations. As long as Mr. Dovenberg’s and Mr. Gappa’s employment agreements are still in force, their respective severance arrangements are included in their employment agreement rather than being governed by the severance plan. The severance plan may be modified by our chief executive officer and our board of directors.

Management

EMPLOYMENT AGREEMENTS

We have an employment agreement with David E. Dovenberg for a three year term expiring July 26, 2004, subject to automatic one-year renewals, unless terminated by either party. Under the agreement, Mr. Dovenberg is entitled to an annual base salary of $243,000 upon completion of this offering, subject to annual adjustments based on changes in the consumer price index and board of directors review, a bonus of up to 200% of such annual base salary, based on achievement of financial targets and stock options that vest upon achievement of financial measures. We will continue to pay Mr. Dovenberg his base salary and provide his benefits for a period of 18 months from the date of termination in the event that his employment is:

o	terminated by us without cause;

o	terminated because of death or disability;

o	terminated by him for good reason (as defined in the agreement); or

o	not renewed on expiration of the initial term of the employment agreement or the first one-year renewal term.

Payments and benefits under the agreement to Mr. Dovenberg within this 18-month period would be reduced by the value of the compensation from Mr. Dovenberg’s subsequent employment during this 18-month period. If Mr. Dovenberg’s employment is terminated for cause or he resigns without good reason, he will not be entitled to any benefits or payments that would otherwise be due to him under the agreement, other than payments for services previously rendered. In addition, the agreement contains confidentiality, noncompetition and nonsolicitation provisions.

In addition to the agreement with Mr. Dovenberg, we have an employment agreement with John A. Gappa expiring on November 15, 2002, subject to automatic one-year renewals, unless terminated by either party. Under the agreement, Mr. Gappa is entitled to an annual base salary of $170,000, subject to annual adjustments based on changes in the consumer price index and board of directors review, and a bonus of up to 100% of his annual base salary based on achievement of financial targets. Under the agreement, if Mr. Gappa’s employment is terminated by reason of death or disability, Mr. Gappa, or his legal representatives, will be entitled to continued payment of salary and benefits for a six-month period from the date of termination. If Mr. Gappa’s employment is terminated by us without cause or by him for good reason (as defined in the agreement), he will be entitled to a prorated bonus for the fiscal year in which the termination occurred, and to continued payment of his base salary for a 12-month period from the date of termination. Payments and benefits under the agreement to Mr. Gappa within this 12-month period would be reduced by the value of the compensation from his subsequent employment during this 12-month period. If Mr. Gappa’s employment is terminated for cause or he resigns without good reason, he will not be entitled to any benefits or payments that would otherwise be due to him under the agreement, other than payments for services previously rendered. In addition, the agreement contains confidentiality, noncompetition and nonsolicitation provisions.

BENEFIT PLANS

1998 Stock option plan

On March 17, 1998, we adopted our 1998 stock option plan, under which selected employees may be granted stock options. 3,500,000 shares of our common stock were originally reserved for the grant of

Management

options under the plan, subject to adjustments upon the occurrence of certain corporate events. As of June 30, 2001, options to purchase a total of 2,276,545 shares of common stock have been granted under the plan. Effective July 27, 2001, our board of directors approved the decision not to grant any additional options under the plan. The plan provides for three types of stock options: employee incentive stock options, management options and rollover options. As of June 30, 2001, we have outstanding incentive stock options to employees to purchase an aggregate of 1,165,801 shares of common stock. The incentive stock options may vest in whole or in part within five years after the closing of our 1998 recapitalization, based on the achievement of certain EBITDA targets. Any unvested portion of such options will vest eight years following the date of grant, provided that the optionee has been continuously employed by us through such date. The exercise price for the incentive stock options equals the estimated fair market value of our common stock on the date such options were granted, as determined by our board of directors. The exercise price for these options ranges from $2.21 to $6.71 per share. As of June 30, 2001, we also have granted nonqualified stock options to members of management to purchase an aggregate of 402,190 shares of common stock. The management options vest (subject to continued employment) at the earlier of: (i) eight years after our 1998 recapitalization or (ii) a date within five years after the closing of our recapitalization, if on such date a change in control (as defined in the option agreement) has occurred and the original common stock investors to the recapitalization achieves a prescribed realized value on their original investment. The exercise price for these management options equals the estimated fair market value of our common stock on the date such options were granted, as determined by our board of directors. The exercise price for these options ranges from $2.21 to $4.73 per share. In connection with our recapitalization, options to purchase an aggregate of 710,654 shares of our common stock held by employees were rolled over to the 1998 stock option plan. As of June 30, 2001, 708,554 of these shares are still outstanding. All rollover options are fully vested. The exercise price for rollover options was based on the exercise price of the original stock options, all of which were granted at the fair market value of our stock on the date such options were originally granted. The exercise price for these options ranges from $0.77 to $1.34 per share.

2001 Stock incentive plan

Our 2001 Stock Incentive Plan will become effective on the closing of this offering. The plan provides for stock options, stock appreciation rights, restricted stock performance awards and other stock-based awards. We have reserved 1,700,000 shares of common stock for issuance under the plan, subject to adjustments upon the occurrence of certain corporate events. The plan provides for the grant of incentive stock options (as defined in section 422 of the Internal Revenue Code) to any of our full or part-time employees, including officers and directors who are also employees. The exercise price for the incentive stock options will equal the estimated fair market value of our common stock on the date such options were granted, as determined by our board of directors. We may also grant stock options to non-employee directors and consultants or independent contractors providing services to us. The exercise price for the nonqualifying options will generally be equal to the fair market value of our common stock on the date such options were granted, as determined by our board of directors; however, the board has discretion to issue such options at exercise prices lower than fair market value. The plan is to be administered by our board of directors or by a committee of non-employee directors. Under the plan, the committee has the authority to select the persons to whom awards are granted, to determine the exercise price, if any, and the number of shares of common stock covered by such awards, and to set other terms and conditions of awards, including any vesting schedule. Our board of directors may amend, alter, suspend, discontinue or terminate the plan at any time, and the committee or the board may amend or terminate any outstanding award, except that an outstanding award may

Management

not be amended or terminated without the holder’s consent if such amendment or termination would adversely affect the rights of the holder.

2001 Employee stock purchase plan

Our 2001 Employee Stock Purchase Plan, covering an aggregate of 300,000 shares of common stock (subject to adjustments upon the occurrence of certain corporate events), has been approved by our shareholders. The purchase plan will become effective when declared effective by our board of directors. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Employees, including officers and director who are also employees, are eligible to participate in the plan and may elect to purchase shares of common stock at the end of each six month purchase period under the purchase plan at a price per share equal to the lesser of 85% of the fair market value of the shares on the first business day or on the last day of the purchase period. Under the purchase plan, no participant may purchase more than 5,000 shares in any purchase period or more than $25,000 worth of shares in any calendar year. The purchase plan, which is to be administered by our board or by a committee established by our board, will automatically terminate when all of the shares reserved under the plan have been purchased.

Long term savings plan

We also sponsor a defined contribution plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code and covers substantially all our employees. Employees generally may contribute annually up to 12% of their base compensation either before tax (subject to IRS limitation) or after tax or a combination of the two. We make a matching contribution to the plan equal to 50% of the first 6% of each employee’s contribution. For the years ended December 31, 1998, 1999 and 2000 we contributed approximately $241,000, $330,000 and $377,000, respectively, to the plan.

Principal and selling shareholders

The following table shows information known to us with respect to the beneficial ownership of our common stock on June 30, 2001, and as adjusted to reflect the sale of the shares of common stock offered under this prospectus, by:

o	each person (or group of affiliated persons) known by us to be the owner of more than 5% of our outstanding common stock;

o	each of our directors;

o	each of our executive officers listed on the summary compensation table under “Compensation of directors and officers”; and

o	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2001, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to those shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Universal Hospital Services, Inc., 3800 West 80th Street, Suite 1250, Bloomington, Minnesota 55431-4442.

		Percentage of
		shares beneficially
	Number of	owned
	shares
	beneficially	Before	After
Beneficial owner	owned(1)	offering	offering

David E. Dovenberg(2)	1,600,566	13.7%	9.5%
Robert H. Braun(3)	63,034	*	*
John A. Gappa(4)	22,252	*	*
Michael R. Johnson(5)	100,379	*	*
Jeffrey L. Singer(6)	198,545	1.8%	1.2%
Samuel B. Humphries	11,290	*	*
J.W. Childs Equity Partners, L.P.	8,726,851	77.4%	52.8%
Michael N. Cannizzaro(7)	8,740,851	77.5%	53.5%
Steven G. Segal(7)	8,835,491	78.4%	53.5%
J.W. Childs Associates, L.P.
One Federal Street
Boston, Massachusetts
Edward D. Yun(7)	8,736,804	77.5%	52.9%
J.W. Childs Associates, L.P.
One Federal Street
Boston, Massachusetts
All Officers & Directors as a group (11 persons)(8)	11,124,019	92.8%	64.5%

Principal and selling shareholders

*	Denotes less than 1%.

(1)	Except as indicated by footnote, the persons named in the table above have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	Includes 405,058 shares of common stock subject to options exercisable within 60 days after June 30, 2001, 436,471 shares of common stock owned by Mr. Dovenberg’s wife, 48,784 shares of common stock owned by Mr. Dovenberg’s children and 2,100 shares of common stock owned by Mr. Dovenberg’s wife’s sister.

(3)	Includes 31,758 shares of common stock subject to options exercisable within 60 days after June 30, 2001.

(4)	Includes 15,252 shares of common stock subject to options exercisable within 60 days after June 30, 2001.

(5)	Includes 73,275 shares of common stock subject to options exercisable within 60 days after June 30, 2001.

(6)	Includes 19,155 shares of common stock subject to options exercisable within 60 days after June 30, 2001.

(7)	Includes 8,726,851 shares of common stock held by J.W. Childs Equity Partners, L.P., which the shareholder may be deemed to beneficially own by virtue of his position with J.W. Childs Associates, L.P., an affiliate of J.W. Childs Equity Partners, L.P.

(8)	Includes 716,560 shares of common stock subject to options exercisable within 60 days after June 30, 2001.

The following selling shareholders have granted the underwriters an option to purchase up to an aggregate of 750,000 shares of common stock to cover over-allotments, if any. The table assumes full exercise of the underwriters’ over-allotment option.

	Shares beneficially		Shares	Shares beneficially
	owned prior to the		offered	owned after the
	offering		in over-	offering
			allotment
Name(1)	Number	Percentage	option	Number	Percentage

J.W. Childs Equity Partners, L.P.	8,726,851	77.4%	697,501	8,029,350	49.3%
Glenn A. Hopkins	23,367	*	1,868	21,499	*
Jerry D. Horn	23,782	*	1,901	21,881	*
Estate of Lambros J. Lambros	29,858	*	2,386	27,472	*
Raymond B. Rudy	19,731	*	1,577	18,154	*
Steven G. Segal(2)	108,640	*	8,683	99,957	*
Adam L. Suttin(3)	34,398	*	2,749	31,649	*
John W. Childs	297,852	2.6%	23,806	274,046	1.7%
Richard S. Childs	22,580	*	1,805	20,775	*
James E. Childs	22,581	*	1,805	20,776	*
Bock Family Trust	9,032	*	722	8,310	*
Edward D. Yun(4)	9,953	*	796	9,157	*
Dana L. Schmaltz	10,040	*	802	9,238	*
Mike Cannizzaro(5)	14,000	*	1,119	12,881	*
OFS Investment Partners	31,026	*	2,480	28,546	*

Total	9,383,691	83.2%	750,000	8,633,691	53.0%

Principal and selling shareholders

* Denotes less than 1%.

(1)	Except for shares held by J.W. Childs Equity Partners, L.P., all shares are held in the name of JWC-UHS Co-Invest, LLC.

(2)	Includes 6,310 shares held by SGS 1995 Family Limited Partnership, of which Mr. Segal is the general partner, and 4,051 shares held by SGS III Family Limited Partnership, of which Mr. Segal is the general partner. Also includes 16,155 shares held by the Steven G. Segal 1995 Irrevocable Trust, of which Mr. Segal’s children are the beneficial owners. Mr. Segal may be deemed to beneficially own such shares. Does not include 8,726,851 shares held by J.W. Childs Equity Partners, L.P., which Mr. Segal may be deemed to beneficially own by virtue of his position with J.W. Childs Associates, L.P., an affiliate of J.W. Childs Equity Partners, L.P. Mr. Segal is a member of our board of directors.

(3)	Includes 10,127 shares held by the Suttin Family Trust.

(4)	Does not include 8,726,851 shares held by J.W. Childs Equity Partners, L.P., which Mr. Yun may be deemed to beneficially own by virtue of his position with J.W. Childs Associates, L.P., an affiliate of J.W. Childs Equity Partners, L.P. Mr. Yun is a member of our board of directors.

(5)	Does not include 8,726,851 shares held by J.W. Childs Equity Partners, L.P., which Mr. Cannizzaro may be deemed to beneficially own by virtue of his position with J.W. Childs Associates, L.P., an affiliate of J.W. Childs Equity Partners, L.P. Mr. Cannizzaro is a member of our board of directors.

Certain relationships and related transactions

STOCKHOLDERS’ AGREEMENT

Currently, all of our shareholders, including each executive officer and director, who own common stock, and the shareholders affiliated with J.W. Childs Equity Partners, L.P., are parties to a stockholders’ agreement governing aspects of the relationship among the parties and their ownership of our common stock. Under the agreement, shareholders are restricted from transferring their shares of common stock, except in certain instances. In the event of the termination of employment of a shareholder, who is a member of management, we, or another shareholder designated by us, may purchase the shares of common stock held by the terminated employee. If we choose not to purchase the shares held by the terminated employee, the employee may force us to purchase the shares of common stock held by the employee. In addition, the agreement permits certain shareholders to “tag along,” or participate, in the sale of shares of our common stock by a shareholder. For example, if one shareholder enters into a transaction to sell or otherwise dispose of such shareholder’s interest in our common stock or in vested options to acquire our common stock, all other shareholders have the right to participate in such transaction on a pro rata basis. The agreement also grants the shareholders affiliated with the Childs’ group the right to “drag along” other shareholders in the event that they want to sell their shares of our common stock in a change of control. For example, if shareholders holding a majority of our common stock and vested options to acquire our common stock decide to sell at least 50% of such common stock and vested options, these shareholders may force all other shareholders to participate in such sale on a pro rata basis. Under the agreement, the shareholders have the right to participate pro rata in a registration statement that we prepare to effect the registration of shares of our common stock held by the Childs’ group. In connection with this offering, the shareholders amended the stockholders’ agreement to waive the management shareholders’ right to participate in the registration of shares in this offering. Other than the “drag along” rights and the registration rights, the provisions of the stockholders’ agreement terminate at the closing of this offering.

MANAGEMENT AGREEMENT

We are party to a management agreement with J.W. Childs Associates, L.P. (of which Mr. Segal is Senior Managing Director and Mr. Cannizzaro and Mr. Yun are Managing Directors) under which we are obligated to pay J.W. Childs Associates, L.P. an annual management fee of $240,000 in consideration of its ongoing provision of certain consulting and management advisory services. Payments under this management agreement may be made only to the extent permitted by our revolving credit facility and the indenture governing our senior notes. Although the management agreement has a five-year term, the agreement will terminate in connection with this offering.

SALE AND REDEMPTION OF SERIES A PREFERRED STOCK

On August 17, 1998, we sold 6,000 shares of our series A preferred stock to an affiliate of J.W. Childs Associates, L.P. (of which Mr. Segal is Senior Managing Director and Mr. Cannizzaro and Mr. Yun are Managing Directors) for an aggregate purchase price of $6.0 million. On December 18, 1998, we redeemed our series A preferred stock from the affiliate of J.W. Childs Associates, L.P. for an aggregate price of approximately $6.3 million using the proceeds from the sale of 6,246 shares of series B preferred stock.

Certain relationships and related transactions

PURCHASES OF COMMON STOCK

Each of our executive officers and directors and J.W. Childs Equity Partners, L.P. has purchased shares of our common stock in connection with or since our 1998 recapitalization. The following table sets forth, for each individual or entity, the number of shares of our common stock purchased, the purchase price per share, the aggregate purchase price for the investment and the date of the transaction. The number of shares and the purchase price per share have been adjusted to reflect our stock split and our reverse stock split. You may also want to refer to the table under the heading “Principal and selling shareholders.”

			Purchase
		Number of	Price Per	Aggregate
Name	Date of Purchase	Shares	Share	Purchase Price

J. W. Childs Equity Partners, L.P.	February 25, 1998	8,726,851	$2.21	$19,286,341
David E. Dovenberg	February 25, 1998	1,195,508	2.21	2,642,073
Robert H. Braun	February 25, 1998	31,276	2.21	69,120
John A. Gappa	January 1, 2000	7,000	4.73	33,100
Jeffrey L. Singer	July 30, 1998	179,390	3.99	714,999
Andrew R. Amicon	August 17, 1998	50,178	3.99	199,998
Gerald L. Brandt	February 25, 1998	46,269	2.21	102,254
Michael R. Johnson	February 25, 1998	27,104	2.21	59,900
Michael N. Cannizzaro	June 29, 2001	14,000	6.71	94,000
Samuel B. Humphries	May 19, 1998	11,290	2.21	25,000
Steven G. Segal	February 25, 1998	108,640	2.21	240,094
Edward D. Yun	February 25, 1998	9,953	2.21	21,996

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with Mr. Dovenberg and Mr. Gappa, which are described under “Management — Employment Agreements.”

Description of indebtedness

OUR REVOLVING CREDIT FACILITY

On October 25, 1999 we established a revolving working capital facility that expires on October 31, 2004. In connection with our acquisition of Narco Medical Services, Inc., we amended our credit agreement, on October 12, 2001, to increase the size of our revolving credit facility from $77.5 million to $87.5 million. Upon the closing of this offering, we expect to use the proceeds of this offering to repay $53.9 million of the outstanding balance on our revolving credit facility and the revolving credit facility will be reduced to approximately $48 million. In addition, upon completion of this offering, the limitations on capital expenditures for the year ended December 31, 2003 and December 31, 2004 will be increased. Substantially all other terms of our current facility, as described below, will continue under the amended or new credit facility. Interest on loans outstanding under our current revolving credit facility is payable at a rate per annum, selected at our option, equal to the base rate margin (which is the bank’s base rate plus 1.75%) or the adjusted eurodollar rate margin (which is the adjusted eurodollar rate plus 3.00%). Our current revolving credit facility is secured by working capital and the movable medical equipment pool.

The credit agreement and the amendment thereto governing our current revolving credit facility contains covenants that limit our ability, and the ability of any future subsidiaries, to:

o	pay cash dividends;

o	make capital expenditures;

o	incur liens;

o	enter into leases;

o	incur additional indebtedness;

o	enter into transactions with entities which control us or which we control;

o	make specified investments and payments; and

o	engage in mergers, consolidations and sales of substantially all of our assets.

In addition, our current revolving credit facility requires us to maintain specified financial ratios and satisfy financial condition tests.

The credit agreement and the amendment thereto governing our current revolving credit facility is filed as an exhibit to the registration statement of which this prospectus is a part and you should refer to it for additional details.

OUR SENIOR NOTES

We have issued an aggregate principal amount of $135.0 million of senior notes due March 1, 2008. Interest, at a rate of 10.25% per year, on the senior notes is payable on March 1 and September 1 of each year.

At any time after March 1, 2003, we may redeem the senior notes, at our option in whole or in part. Initially the redemption price will be equal to 105.125% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to the date of redemption. The redemption price declines ratably to 100% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to the date of redemption.

Description of indebtedness

If, at any time prior to March 1, 2003, our ownership changes through specified events (which will not result from this offering), we may redeem the senior notes, at our option in whole or in part, within 180 days of the change in ownership. The redemption price will be equal to 100% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to the date of redemption, plus the applicable premium. The applicable premium is equal to the greater of 1.0% of the principal amount of the senior notes or the present value of the redemption price at March 1, 2003 and all remaining interest payments due on the senior notes through March 1, 2003.

If our ownership changes through specified events (which will not result from this offering), the holders of notes may require us to buy back their notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

The notes are unsecured senior obligations and have the same priority in right of payment as all of our other existing and future senior indebtedness, and will be senior in right of payment to all of our existing and future senior indebtedness. The notes are effectively subordinated to all our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness.

The indenture governing these notes contains covenants that limit our ability, and the ability of our subsidiaries, to:

o	incur additional indebtedness;

o	repurchase capital stock and repay junior indebtedness with some exceptions;

o	pay dividends;

o	sell assets;

o	make specified investments;

o	issue capital stock of subsidiaries;

o	incur liens;

o	engage in mergers, consolidations and sales of substantially all of our assets; and

o	enter into transactions with entities which control us or which we control.

All of these limitations are subject to exceptions and qualifications. The indenture is filed as an exhibit to the registration statement of which this prospectus is a part, and although we have materially described the limitations it imposes on us, you should refer to it for additional details.

Description of capital stock

GENERAL

Upon the completion of this offering our authorized capital stock will consist of 35,000,000 shares of common stock, par value $.01 per share, and 7,000,000 shares of undesignated preferred stock.

The following is a summary of the material terms of our capital stock. Our certificate of incorporation is filed as an exhibit to the registration statement of which this prospectus is a part and you should refer to it for additional details.

COMMON STOCK

As of June 30, 2001, there were 11,275,044 shares of common stock outstanding, held by approximately 74 shareholders of record.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors, and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon a liquidation of our company, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

UNDESIGNATED PREFERRED STOCK

Our certificate of incorporation provides for 7,000,000 authorized but undesignated shares of preferred stock. Our board of directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, the effects may include, among other things, restricting dividends on the common stock, diluting the power of the common stock, impairing liquidation rights of the common stock and delaying or preventing a change of control or the removal of our existing management without further action by the shareholders. We have no present plans to issue any additional shares of preferred stock.

REGISTRATION RIGHTS

As of the date of this prospectus, the holders of common stock are entitled to rights with respect to the registration of their shares of common stock under the Securities Act. Under the stockholders’ agreement, the holders of common stock are entitled to participate in any registration of shares of common stock held by J.W. Childs Equity Partners, L.P. and its affiliates. These registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances. The expenses incurred in such registrations will be borne by us. The registration rights described above will expire with respect to any shareholder or warrant

Description of capital stock

holder if such holder can sell all of its shares in a three-month period under Rule 144 of the Securities Act.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS AND STATE LAW PROVISIONS WITH POTENTIAL ANTITAKEOVER EFFECTS

Prior to completion of this offering, we reincorporated in Delaware. Some provisions of our new certificate of incorporation and bylaws may discourage, delay or prevent the acquisition of control of our company, and the removal of existing management:

o	the certificate of incorporation will not provide for cumulative voting for directors;

o	the board of directors will fix the size of the board of directors, may create new directorships and will be able to elect new directors to serve for the full term in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) will also be able to fill vacancies on the board of directors occurring for any reason for the remainder of the term in which the vacancy occurred;

o	the board of directors will be able to issue preferred stock without any vote or further action by the stockholders;

o	the board of directors will be able to adopt, amend, alter or repeal the bylaws without a vote of the stockholders;

o	all stockholder actions will have to be taken at a regular or special meeting of the stockholders and it will not be possible for them to be taken by written consent without a meeting; and

o	we will require advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

o	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

o	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

o	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

All of these provisions are intended to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals. Negotiating with the proponent could

Description of capital stock

result in an improvement of the terms of the proposal. These provisions of our certificate of incorporation, our bylaws and the Delaware General Corporation Law may delay or prevent the acquisition of our company on terms you may consider to be favorable.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is U.S. Bank, N.A.

Shares eligible for future sale

Sales of substantial amounts of our common stock in the public market after the offering could cause the market price of our common stock to fall and could affect our ability to raise equity capital on terms favorable to us.

Upon the closing of this offering, we will have 16,275,044 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants to purchase common stock. Of these shares, the 5,000,000 shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as such term is defined in Rule 144 under the Securities Act (“Rule 144”), may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining 11,275,044 shares were issued and sold by us in private transactions, are restricted securities and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with certain volume restrictions, as follows:

o	No shares will be available for immediate sale in the public market on the date of this prospectus; and

o	11,261,044 shares will be available for sale upon the expiration of lock-up agreements 180 days after the date of this prospectus and 14,000 shares will be available for sale after June 30, 2002.

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

o	1% of the number of shares of common stock then outstanding, which will equal approximately 162,750 shares immediately after this offering; or

o	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on

Shares eligible for future sale

Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

Shortly after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issued and issuable upon exercise of stock options granted by us. See “Management—Benefits Plans.” Such registration statement is expected to become effective immediately upon filing and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to the restrictions of the lock-up agreements referred to above and to Rule 144 limitations applicable to affiliates.

Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price.

All of our directors, executive officers and shareholders have agreed that they will not, without the prior written consent of UBS Warburg LLC, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the closing of this offering. See “Underwriting.”

REGISTRATION RIGHTS

After the closing of this offering (assuming no exercise of the underwriters’ over-allotment option), the holders of 11,275,044 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Description of capital stock—Registration Rights.” Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Underwriting

We, the selling shareholders and the underwriters named below, have entered into an underwriting agreement concerning the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, U.S. Bancorp Piper Jaffray Inc. and CIBC World Markets Corp. are the representatives of the underwriters.

Number
Underwriters	of shares

UBS Warburg LLC
U.S. Bancorp Piper Jaffray Inc.
CIBC World Markets Corp.

Total	5,000,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from the selling shareholders identified under “Principal and selling shareholders” up to an additional 750,000 shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The underwriting agreement provides that the underwriters are obligated to purchase all of the common stock in the offering if any are purchased other than those covered by the option described above. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events.

The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase from certain selling shareholders up to an additional 750,000 shares.

	No	Full
	exercise	exercise

Per Share	$	$
Total

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.15 million.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of the prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the common stock to be offered.

As discussed in “Use of proceeds,” we intend to apply a portion of the net proceeds from this offering to reduce the outstanding indebtedness under our revolving credit facility. Affiliates of each of CIBC World Markets Corp. and UBS Warburg LLC, underwriters in this offering, are lenders under our

Underwriting

revolving credit facility and are expected to receive more than 10% of the net proceeds from the offering. In addition, in connection with an amendment to our revolving credit facility, an affiliate of UBS Warburg LLC received a commitment fee of $150,000. As a result, the underwriters may be deemed to have a “conflict of interest” under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Consequently, this offering is being conducted in accordance with the requirements of Rule 2710(c)(8) of the Conduct Rules. Pursuant to this requirement, U.S. Bancorp Piper Jaffray Inc. will act as qualified independent underwriter and will recommend a price in compliance with the requirements of Rule 2710(c)(8). U.S. Bancorp Piper Jaffray Inc., in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part.

We, along with our directors, officers, all shareholders and option holders, have agreed with the underwriters, pursuant to lock-up agreements, the stockholders’ agreement and the underwriting agreement, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common stock or securities convertible into or exchangeable or exercisable for any common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, in each case, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without, in each case, the prior written consent of UBS Warburg LLC (excluding shares sold under this offering). In addition, each of our directors, officers and all other shareholders and option holders have agreed with the underwriters that, without the prior written consent of UBS Warburg LLC, they will not, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock.

Prior to this offering, there has been no public market for the common stock. The initial public offering price was negotiated by us and the representatives. The principal factors considered in determining the initial public offering price included:

o	the information set forth in this prospectus and otherwise available to the representatives;

o	the history and the prospects for the industry in which we compete;

o	the ability of our management;

o	our prospects for future earnings, the present state of our development, and our current financial position;

o	the general condition of the securities markets at the time of this offering; and

o	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with this offering, the underwriters may purchase and sell common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and

Underwriting

purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or affect the market price of our common stock. As a result, the price our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Dewey Ballantine LLP, New York, New York is counsel for the underwriters in connection with this offering.

Experts

The financial statements as of December 31, 1999 and December 31, 2000 and for each of the three years in the period ended December 31, 2000 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Universal Hospital Services, Inc. and the common stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC’s public reference room in Washington, DC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms, our website at www.uhs.com and the website of the SEC referred to above. Information on our website does not constitute a part of this prospectus.

Universal Hospital Services, Inc.

INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Accountants	F-2

Financial Statements:

Balance Sheets	F-3

Statements of Operations	F-4 to F-5

Statement of Shareholders’ (Deficiency) Equity	F-6

Statements of Cash Flows	F-7

Notes to Financial Statements	F-8 to F-23

Unaudited Pro Forma Condensed Financial Statements	F-24 to F-30

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Universal Hospital Services, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, shareholders’ (deficiency) equity and cash flows present fairly, in all material respects, the financial position of Universal Hospital Services, Inc. (the Company) at December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota

February 23, 2001, except for the last
paragraph of footnote 1 for which
the date is October 5, 2001.

Universal Hospital Services, Inc.

BALANCE SHEETS

	December 31,		June 30,
	1999	2000	2001

			(unaudited)

Assets

Current assets:

Accounts receivable, less allowance for doubtful accounts of $1,450,000, $1,625,000 and $1,850,000 at December 31, 1999, 2000 and June 30, 2001, respectively	$27,338,595	$26,998,166	$28,111,165

Inventories	3,527,161	2,767,398	2,524,631

Deferred income taxes	1,063,000	1,593,000	1,750,000

Other current assets	838,645	838,679	1,032,902

Total current assets	32,767,401	32,197,243	33,418,698

Property and equipment, net:

Movable medical equipment, net	91,952,914	99,149,482	100,104,683

Property and office equipment, net	4,804,075	5,013,625	5,451,323

Total property and equipment, net	96,756,989	104,163,107	105,556,006

Intangible assets:

Goodwill, net	39,703,819	37,204,260	35,839,639

Other, primarily deferred financing costs, net	7,507,815	6,505,528	5,972,979

Total assets	$176,736,024	$180,070,138	$180,787,322

Liabilities and Shareholders’ (Deficiency) Equity

Current liabilities:

Current portion of long-term debt	$304,830	$254,728	$293,652

Accounts payable	9,418,960	10,895,678	10,006,366

Accrued compensation and pension	3,349,776	4,332,924	4,486,375

Accrued interest	4,925,010	5,442,284	5,103,876

Other accrued expenses	724,977	1,232,721	1,586,285

Book overdrafts	2,506,775	460,692	1,401,536

Total current liabilities	21,230,328	22,619,027	22,878,090

Long-term debt, less current portion	187,156,792	193,352,505	193,705,814

Deferred compensation and pension	2,231,540	2,588,072	2,864,554

Deferred income taxes	1,326,000	1,593,000	1,750,000

Series B, 13% Cumulative Accruing Pay-In-Kind Stock, $0.01 par value; 25,000 shares authorized, 6,246 shares issued and outstanding at December 31, 1999, 2000 and June 30, 2001, net of unamortized discount, including accrued stock dividends	6,206,969	7,236,201	7,811,284

Common stock subject to put			3,445,420
Commitments and contingencies (Note 9)

Shareholders’ (deficiency) equity:

Common Stock, $0.01 par value; 35,000,000 shares authorized, 11,244,262, 11,262,444 and 11,275,044 shares issued and outstanding at December 31, 1999, 2000 and June 30, 2001, respectively	112,442	112,624	112,750

Additional paid-in capital	2,290,793	2,383,691	1,409,508

Accumulated deficit	(43,818,840)	(49,814,982)	(52,053,019)

Deferred compensation			(1,137,079)

Total shareholders’ (deficiency) equity	(41,415,605)	(47,318,667)	(51,667,840)

Total liabilities and shareholders’ (deficiency) equity	$176,736,024	$180,070,138	$180,787,322

The accompanying notes are an integral part of the financial statements.

Universal Hospital Services, Inc.

STATEMENTS OF OPERATIONS

	Year ended December 31,			Six months ended June 30,

	1998	1999	2000	2000	2001

				(unaudited)

Revenues:

Equipment outsourcing	$61,700,554	$79,344,705	$94,028,335	$45,817,565	$54,731,052

Sales of supplies and equipment, and other	7,672,164	12,878,325	11,976,803	6,127,475	6,129,728

Total revenues	69,372,718	92,223,030	106,005,138	51,945,040	60,860,780

Costs of equipment outsourcing and sales:

Cost of equipment outsourcing	16,311,608	22,397,867	26,092,014	12,483,147	15,576,280

Movable medical equipment depreciation	14,432,414	18,865,439	22,386,842	10,592,633	12,652,182

Cost of supplies and equipment sales	4,866,604	8,353,623	8,146,805	4,313,283	3,718,239

Loss on equipment disposition	2,866,119

Total costs of equipment outsourcing and sales	38,476,745	49,616,929	56,625,661	27,389,063	31,946,701

Gross profit	30,895,973	42,606,101	49,379,477	24,555,977	28,914,079

Selling, general and administrative:

Selling, general and administrative, excluding additional retirement benefits	21,299,536	30,570,245	33,868,262	17,012,644	18,919,055

Additional retirement benefits, including $1.2 million of non-cash stock compensation					1,552,795

Total selling, general and administrative	21,299,536	30,570,245	33,868,262	17,012,644	20,471,850

Recapitalization and transaction costs	5,099,302

Operating income	4,497,135	12,035,856	15,511,215	7,543,333	8,442,229

Interest expense	11,233,885	18,012,479	20,747,230	10,221,980	10,104,361

Loss before income taxes and extraordinary charge	(6,736,750)	(5,976,623)	(5,236,015)	(2,678,647)	(1,662,132)

(Benefit) provision for income taxes	(1,097,000)	(1,655,000)	(158,000)	(92,000)	27,850

Loss before extraordinary charge	(5,639,750)	(4,321,623)	(5,078,015)	(2,586,647)	(1,689,982)

Extraordinary charge, net of deferred tax benefits of $1,300,000 and $474,000 in 1998 and 1999, respectively	1,863,020	811,649

Net loss	(7,502,770)	(5,133,272)	(5,078,015)	(2,586,647)	(1,689,982)

Accrued dividends on preferred stock	(277,000)	(820,867)	(918,127)	(459,064)	(548,055)

Net loss applicable to common shareholders	$(7,779,770)	$(5,954,139)	$(5,996,142)	$(3,045,711)	$(2,238,037)

The accompanying notes are an integral part of the financial statements.

Universal Hospital Services, Inc.

STATEMENTS OF OPERATIONS

	Year ended December 31,			Six months ended June 30,
	1998	1999	2000	2000	2001

				(unaudited

Net loss per share applicable to common shareholders:

Basic:

Loss before extraordinary charge	$(.59)	$(.46)	$(.53)	$(.27)	$(.20)

Extraordinary charge	(.19)	(.07)

Net loss	$(.78)	$(.53)	$(.53)	$(.27)	$(.20)

Diluted:

Loss before extraordinary charge	$(.59)	$(.46)	$(.53)	$(.27)	$(.20)

Extraordinary charge	(.19)	(.07)

Net loss	$(.78)	$(.53)	$(.53)	$(.27)	$(.20)

Weighted average common shares outstanding:

Basic	9,955,762	11,223,460	11,259,582	11,262,230	11,261,592

Diluted	9,955,762	11,223,460	11,259,582	11,262,230	11,261,592

The accompanying notes are an integral part of the financial statements.

Universal Hospital Services, Inc.

STATEMENT OF SHAREHOLDERS’ (DEFICIENCY) EQUITY

			(Accumulated			Total
		Additional	deficit)	Stock		shareholders’
	Common	paid-in	retained	subscription	Deferred	equity
	stock	capital	earnings	receivable	compensation	(deficiency)

Balance, December 31, 1997	$383,656	$15,713,867	$16,902,902			$33,000,425

Sale of 11,095 shares of common stock to employees under stock purchase plan	111	20,272				20,383

Issuance of 2,339,412 shares of common stock pursuant to exercise of stock options, including $1,042,000 of tax benefit	23,394	3,546,197				3,569,591

Issuance of 9,629,703 shares of common stock pursuant to the Merger (see Note 2), net of transaction cost of $581,857	96,297	20,647,123				20,743,420

Repurchase and cancellation of 39,408,873 shares of common stock pursuant to the Merger (see Note 2)	(394,088)	(39,880,584)	(46,987,833)			(87,262,505)

Stock subscription receivable				$(48,931)		(48,931)

Sale of 103,400 shares of common stock to employees	1,034	339,033				340,067

Issuance of 179,390 shares of common stock in connection with acquisition of Home Care Instruments, Inc.	1,794	713,205				714,999

Issuance of warrant to purchase 245,000 shares of common stock in connection with issuance of Series B preferred stock		1,000,000				1,000,000

Preferred stock dividends			(277,000)			(277,000)

Net loss			(7,502,770)			(7,502,770)

Balance, December 31, 1998	112,198	2,099,113	(37,864,701)	(48,931)		(35,702,321)

Repurchase of 3,647 shares of common stock from employee	(36)	(8,040)				(8,076)

Issuance of 28,000 shares of common stock	280	199,720				200,000

Preferred stock dividends			(820,867)			(820,867)

Payment received for stock subscription				48,931		48,931

Net loss			(5,133,272)			(5,133,272)

Balance, December 31, 1999	112,442	2,290,793	(43,818,840)	—		(41,415,605)

Repurchase of 14,806 shares of common stock from employee	(148)	(54,857)				(55,005)

Issuance of 32,987 shares of common stock, net of offering cost	330	147,755				148,085

Preferred stock dividends			(918,127)			(918,127)

Net loss			(5,078,015)			(5,078,015)

Balance, December 31, 2000	112,624	2,383,691	(49,814,982)			(47,318,667)

Repurchase of 1,400 shares of common stock from employee (unaudited)	(14)	(6,606)				(6,620)

Issuance of 14,000 shares of common stock (unaudited)	140	93,860				94,000

Deferred compensation (unaudited)		1,137,079			$(1,137,079)

Stock compensation (unaudited)		1,246,904				1,246,904

Preferred stock dividends (unaudited)			(548,055)			(548,055)

Accretion of common stock subject to put (unaudited)		(3,445,420)				(3,445,420)

Net loss (unaudited)			(1,689,982)			(1,689,982)

Balance, June 30, 2001 (unaudited)	$112,750	$1,409,508	$(52,053,019)	$—	$(1,137,079)	$(51,667,840)

The accompanying notes are an integral part of the financial statements.

Universal Hospital Services, Inc.

STATEMENTS OF CASH FLOWS

				Six months ended
	Year ended December 31,			June 30,

	1998	1999	2000	2000	2001

				(unaudited)

Cash flows from operating activities:

Net loss	$(7,502,770)	$(5,133,272)	$(5,078,015)	$(2,586,647)	$(1,689,982)

Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation	15,223,028	19,985,469	23,868,755	11,200,245	13,508,826

Amortization of goodwill	1,567,029	2,650,717	2,715,769	1,356,984	1,364,621

Amortization of other intangibles	858,000	1,181,000	1,077,085	738,998	530,267

Accretion of bond discount		494,748	529,412	264,706	264,706

Provision for doubtful accounts	194,512	1,339,348	1,249,053	573,962	988,923

Non-cash stock-based compensation expense upon issuance of stock options					1,246,904

Loss (gain) on sales and disposition of equipment	3,241,077	(197,336)	568,857	267,046	345,165

Extraordinary charge less cash paid	303,313	1,285,649

Deferred income taxes	(2,778,000)	(2,204,000)	(263,000)	(92,000)

Tax benefit of nonqualified stock options	1,042,000

Changes in operating assets and liabilities, net of impact of acquisitions:

Accounts receivable	(3,151,844)	(9,716,654)	(1,227,705)	1,051,505	(2,142,484)

Inventories and other operating assets	(1,020,897)	(654,433)	759,729	371,318	48,544

Accounts payable and accrued expenses	2,806,629	6,160,665	3,977,496	2,995,231	(1,328,268)

Net cash provided by operating activities	10,782,077	15,191,901	28,177,436	16,141,348	13,137,222

Cash flows from investing activities:

Movable medical equipment purchases	(27,656,279)	(44,388,766)	(30,972,302)	(14,325,159)	(13,536,199)

Property and office equipment purchases	(927,277)	(2,330,720)	(1,714,465)	(821,033)	(1,004,068)

Proceeds from disposition of movable medical equipment	851,977	3,711,799	1,103,072	277,427	416,835

Acquisitions	(34,969,417)	(6,293,189)

Other	(194,647)	(140,234)	79,515	161,584	42,844

Net cash used in investing activities	(62,895,643)	(49,441,110)	(31,504,180)	(14,707,181)	(14,080,588)

Cash flows from financing activities:

Proceeds under loan agreements	173,287,399	129,975,000	47,800,000	21,625,000	28,550,000

Payments under loan agreements	(57,141,017)	(93,124,021)	(42,520,253)	(21,123,816)	(28,634,858)

Proceeds from issuance of common stock, net of offering costs	21,054,955		148,085	91,466	94,000

Proceeds from issuance of Series B preferred stock and common stock warrants	6,246,000

Proceeds from the issuance of Series A preferred stock	6,000,000

Redemption of Series A preferred stock	(6,246,000)

Repurchase of common stock	(84,734,914)	(8,076)	(55,005)		(6,620)

Payment of deferred financing costs	(7,493,802)	(2,970,674)

Change in book overdraft	1,140,945	376,980	(2,046,083)	(2,026,817)	940,844

Net cash provided by (used in) financing activities	52,113,566	34,249,209	3,326,744	(1,434,167)	943,366

Net change in cash and cash equivalents	—	—	—	—	—

Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—	$—	$—

Supplemental cash flow information:

Interest paid	$7,791,000	$16,153,000	$19,589,000	$9,592,000	$10,151,000

Income taxes paid (refunded)	$601,000	$(207,000)	$(64,000)	$(59,000)	$(92,000)

The accompanying notes are an integral part of the financial statements.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS

(information as of and for the six months ended June 30, 2001 is unaudited)

1. Description of business and basis of presentation

Description of business

Universal Hospital Services, Inc. (the Company or UHS) is a leading nationwide provider of movable medical equipment outsourcing services. The Company offers its customers a wide range of programs to help them increase productivity while reducing costs. The Company’s principal program is the innovative Pay-Per-UseTM program where the Company charges its customers a per use fee based on daily use of equipment per patient. The Company also offers other programs where it charges customers an equipment fee on a daily, weekly or monthly basis. Through the Company’s Asset Management Partnership Program, or AMPP, the Company enables customers to outsource substantially all, or a significant portion of, their movable medical equipment needs by providing, maintaining, managing and tracking that equipment for them.

All of the Company’s outsourcing programs include a comprehensive range of support services, including equipment delivery, training, technical and educational support, inspection, maintenance and comprehensive documentation. The Company also sells disposable medical supplies to customers in conjunction with its outsourcing services. In addition, the Company offers repair, inspection, preventive maintenance and logistic services for the movable medical equipment that its customers own.

Basis of presentation

The financial statements as of June 30, 2001, and for the six months ended June 30, 2000 and 2001, are unaudited. In the opinion of management, this financial information has been prepared on the same basis as the audited information and includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth herein. The results of operations for the six months ended June 30, 2001, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

The Company’s Board of Directors approved a .70-for-one reverse stock split effective October 5, 2001. In addition, the Company amended its articles of incorporation to include, among other things, a reduction of the Company’s authorized shares of common stock to 35,000,000 as of the same date. All share information has been retroactively restated to reflect the stock split.

2. Recapitalization, financings and related transactions

On February 25, 1998, the Company completed a merger pursuant to the Agreement and Plan of Merger (the Merger), dated as of November 25, 1997, between UHS Acquisition Corp., a newly-formed Minnesota corporation controlled by J.W. Childs Equity Partners, L.P. (Childs), with and into the Company. In connection with the Merger, the following occurred:

o	The Company’s existing shareholders (other than the new senior management team and certain other continuing members of management) received, in consideration for the cancellation of approximately 37.1 million shares of the Company’s common stock and options to purchase approximately 2.3 million shares of common stock, cash in the aggregate amount of approximately $84.7 million (net of aggregate option exercise price), or $2.21 per share.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

o	The Company repaid the outstanding principal balance of approximately $35.5 million under existing loan agreements and incurred early termination fees and write-off of the related deferred financing costs, resulting in an extraordinary charge of approximately $1.9 million, net of a deferred tax benefit of $1.3 million.

o	The Company paid fees and expenses of approximately $11.5 million related to the Merger of which approximately $5.9 million were capitalized as deferred financing costs.

o	The Company paid approximately $3.3 million in severance payments to certain noncontinuing members of the Company’s management of which $.5 million had already been accrued.

o	The Company received an equity contribution of approximately $21.3 million from Childs and affiliates and the management investors.

o	The Company issued $100 million in aggregate principal amount of 10.25% Senior Notes due 2008 (the Senior Notes) (see Note 8).

o	The Company recognized a tax benefit from the exercise of stock options of approximately $1 million.

o	The Company effected a 10-for-1 stock split (see Note 13).

The transaction was structured as a leveraged recapitalization for accounting purposes, with all assets and liabilities being carried over at historical cost.

During the year ended December 31, 1998, the Company incurred $5.1 million of nonrecurring expenses consisting primarily of legal, investment banking and special committee fees associated with the Merger.

3. Significant accounting policies

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories consist of supplies and equipment held for resale and are valued at the lower of cost (first-in, first-out method) or market.

Movable medical equipment

Depreciation of movable medical equipment is provided on the straight-line method over the equipment’s estimated useful lives of 7 years since July 1, 1998 (see Note 7) and from 3 to 7 years prior to July 1, 1998. The cost and accumulated depreciation of movable medical equipment retired or sold is eliminated from their respective accounts and the resulting gain or loss is recorded as sales of supplies and equipment, and other.

Property and office equipment

Property and office equipment includes land, buildings, leasehold improvements and shop and office equipment.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

Depreciation of property and office equipment is provided on the straight-line method over estimated useful lives of thirty years for buildings and three to ten years for shop and office equipment. Leasehold improvements are amortized over the terms of the related leases. The cost and accumulated depreciation of property and equipment retired or sold is eliminated from their respective accounts and the resulting gain or loss is recorded in operations.

Goodwill

Goodwill represents the excess purchase cost of acquired businesses over the estimated fair values of tangible and identifiable intangible assets acquired and is being amortized on a straight-line basis over lives ranging from 15 to 40 years. Accumulated amortization was $7,200,902, $9,916,671 and $11,281,922 at December 31, 1999, 2000 and June 30, 2001, respectively.

Valuation of long-lived assets

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

Deferred financing costs

Deferred financing costs associated with issuing the 10.25% Senior Notes and the new Senior Revolving Credit Facility (see Note 8) are deferred and amortized over the related terms using the straight-line method, which approximates the effective interest rate method. Accumulated amortization was $2,021,697, $2,886,401 and $3,365,105 at December 31, 1999, 2000 and June 30, 2001, respectively.

Revenue recognition

Equipment is generally outsourced on a short-term basis, and outsourced revenue is recorded as equipment is utilized based on an agreed rate per use. Any changes to the rate are billed on a prospective basis. Supply and equipment sales are recorded at the time of shipment.

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, “Revenue Recognition in Financial Statements,” in December 1999. The SAB summarizes certain of the SEC staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. During the fourth quarter of 2000, the Company performed a comprehensive review of its revenue recognition policies and determined that they are in compliance with SAB 101.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

Income taxes

Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax bases of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair value of financial instruments

The Company considers that the carrying amount of financial instruments, including accounts receivable, accounts payable, accrued expense, approximate fair value. Interest on notes payable is payable at rates which approximate fair value. The fair value of long-term debt, based on the quoted market price for the same or similar issues of debt would be approximately $154,395,000, $158,683,000 and $185,810,599 at December 31, 1999, 2000 and June 30, 2001, respectively.

Segment information

The Company’s business is organized, managed and internally reported as a single segment.

Stock-based compensation

The Company measures compensation expense for its stock-based compensation plan using the intrinsic value method. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company provides disclosure of the effect on net income (loss) as if the fair value-based method has been applied in measuring compensation expense.

Net (loss) income per common share

The difference in the weighted average shares outstanding for calculating basic and diluted earnings per share is attributable to the assumed exercise of stock options and warrant, if dilutive. The options and warrants were not included in the computation of diluted net (loss) income per common share for the years ended December 31, 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, because they would not have had a dilutive effect.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

Recent accounting pronouncements

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The Company’s policy is not to use free-standing derivatives and not to enter into contracts with terms that cannot be designed as normal purchases and sales. Management has reviewed the requirements of SFAS No. 133, as amended, and has determined that the Company does not have any free-standing or embedded derivatives.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company must adopt these standards no later than January 1, 2002. All business combinations under SFAS No. 141 are to be accounted for using the purchase method of accounting. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets upon their acquisition and how they should be accounted for after initial recognition. SFAS No. 142 states that an intangible asset with a finite useful life be amortized over the period the asset is expected to contribute to the future cash flows of the entity. An intangible asset with an indefinite life is not to be amortized. All intangible assets are subject to periodic impairment tests. The Company is reviewing the requirements of these standards. The Company expects that these standards will impact its future results of operations, including, among other things, the elimination of the amortization of goodwill.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Asset Retirement Obligations” which provides accounting requirements for retirement obligations associated with tangible long-lived assets. The standard is applicable for our fiscal 2003 year. We are currently reviewing the requirements to determine their applicability to our business.

4. Acquisitions

Vital Choice Medical Systems, Inc.

Effective October 1, 1999, the Company acquired Vital Choice Medical Systems, Inc. (Vital Choice) pursuant to a Stock Purchase Agreement among the Company and the shareholders of Vital Choice. Under the agreement, the Company acquired all of the outstanding capital stock of Vital Choice for approximately $5.3 million, including the repayment of approximately $2.1 million of outstanding indebtedness of Vital Choice. The source of funds was from the Revolving Credit Facility.

Vital Choice outsourced medical equipment to hospitals and alternate care facilities from three locations in central and northern California — Oakland, Fresno and Sacramento. Vital Choice also supplied disposable medical products used in connection with equipment outsourcing and provides a variety of biomedical services. On November 5, 1999, Vital Choice was merged with and into the Company.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

Express Medical Supply, Inc.

On March 31, 1999, the Company acquired certain assets of Express Medical Supply, Inc. (EMS) for approximately $0.8 million. The source of funds was from the Revolving Credit Facility.

EMS outsourced respiratory equipment to hospitals and home care providers in the Nashville, Tennessee area. EMS also supplied disposable respiratory products used in connection with the respiratory equipment.

Medical Rentals Stat, Inc.

On November 5, 1998, the Company acquired Medical Rentals Stat, Inc. (MRS), pursuant to a Stock Purchase Agreement among the Company and the shareholders of MRS. Under the agreement, the Company acquired all of the outstanding capital stock of MRS for approximately $1.8 million, including the repayment of approximately $.4 million of outstanding indebtedness of MRS. The source of funds was from the Revolving Credit Facility.

MRS outsourced movable medical equipment to hospitals and home care providers in Oklahoma. MRS also supplied disposable medical products used in connection with the medical equipment, and provides a variety of biomedical services. On November 10, 1998, MRS was merged with and into the Company.

Patient’s Choice Healthcare, Inc.

On August 17, 1998, the Company acquired all of the outstanding capital stock of Patient’s Choice Healthcare, Inc. (PCH), pursuant to a Stock Purchase Agreement among the Company and the shareholders of PCH. Under the agreement, the Company acquired all of the outstanding capital stock of PCH for approximately $14.6 million, including the repayment of approximately $2.7 million of outstanding indebtedness of PCH. In connection with the acquisition, the Company amended its Revolving Credit Facility (see Note 8). The source of funds was approximately $8.6 million from the Revolving Credit Facility and $6.0 million from proceeds of the issuance of 6,000 shares of Series A, 12% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock of the Company (see Note 12).

PCH was a medical distribution company that outsourced, sold or leased IV pumps to home infusion companies, long-term consulting pharmacies, oncology clinics, and hospitals. PCH sold over 4,000 disposable products and rents over 60 different types of equipment. PCH also provided a variety of biomedical services. On September 30, 1998, PCH was merged with and into the Company.

Home Care Instruments, Inc.

On July 30, 1998, the Company acquired HCI Acquisition Corp. (HCI), the parent company of Home Care Instruments, Inc., pursuant to a Stock Purchase Agreement among the Company and shareholders of HCI. Under the agreement, the Company acquired all of the outstanding capital stock of HCI for approximately $19.3 million, including the repayment of approximately $3.6 million of outstanding indebtedness of HCI. The source of funds was approximately $18.6 million under the Revolving Credit Facility and of the issuance of 179,390 shares of the Company’s common stock valued at approximately $.7 million. In connection with the acquisition, the Company amended its Revolving Credit Facility (see Note 8).

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

HCI outsourced medical equipment to the home care and hospital markets in the Midwestern United States, utilizing approximately 100 types of equipment, supplied disposable medical products used in connection with the medical equipment, and provided a variety of biomedical services. On September 29, 1998, Home Care Instruments, Inc. was merged with and into HCI and, on September 30, 1998, HCI was merged with and into the Company.

The acquisitions of Vital Choice, EMS, MRS, PCH and HCI were accounted for using the purchase method. Accordingly, the respective purchase prices were allocated to assets and liabilities acquired based on their estimated fair values. This treatment resulted in approximately $25.9 million and $3.4 million of cost in excess of net tangible assets and liabilities acquired (goodwill) during the years ended December 31, 1998 and 1999, respectively, which is being amortized on a straight-line basis over 15 years. The estimated fair values of assets and liabilities acquired are as follows (in thousands):

	Vital
	Choice	EMS	MRS	PCH	HCI

Accounts receivable	$322		$223	$1,826	$1,141

Rental equipment	2,173	$430	585	2,631	4,788

Goodwill	3,024	361	1,018	10,482	14,393

Other assets	29	54	56	626	517

Accounts payable and other liabilities	(180)		(67)	(972)	(973)

Deferred tax liabilities	(68)				(590)

	$5,300	$845	$1,815	$14,593	$19,276

The operations of the acquired entities have been included in the Company’s results of operations since the respective dates of acquisition.

The following summarizes pro forma results of operations for the years ended December 31, 1998 and 1999, assuming the acquisitions of Vital Choice, EMS, MRS, PCH and HCI occurred as of January 1 of the year preceding the year acquired (in thousands):

	1998	1999

Total revenues	$83,229	$94,361

Net loss applicable to common shareholders	(7,473)	(5,001)

Net loss per share applicable to common shareholders:

Basic	$(.53)	$(.31)

Dilutive	(.53)	(.31)

5. Loss on equipment disposition

During the third quarter of 1998, the Company recorded a loss of $2.9 million on the disposition of approximately 1,700 excess Bazooka Beds. The Company retained approximately 750 Bazooka Beds in its movable medical equipment pool. The Company had acquired its rental equipment pool of Bazooka Beds under an exclusive agreement which was terminated by the Company in March 1996. Utilization of Bazooka Beds in the Company’s pool had been below the desired level and had declined steadily during 1997 and the first nine months of 1998.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

6. Book overdrafts

The Company typically does not maintain cash balances at its principal bank under a policy whereby the net of collected balances and cleared checks is, at the Company’s option, applied to or drawn from a revolving credit facility on a daily basis.

7. Property and Equipment

Property and equipment consists of the following:

	December 31,		June 30,
	1999	2000	2001

Movable medical equipment	$182,536,532	$205,291,670	$213,423,286

Less accumulated depreciation	(90,583,618)	(106,142,188)	(113,318,603)

Movable medical equipment, net	$91,952,914	$99,149,482	$100,104,683

Land	$120,000	$120,000	$120,000

Buildings and leasehold improvements	2,180,804	2,499,053	3,055,896

Office equipment	7,782,903	8,485,702	9,271,077

	10,083,707	11,104,755	12,446,973

Less accumulated depreciation and amortization	(5,279,632)	(6,091,130)	(6,995,650)

Property and office equipment, net	$4,804,075	$5,013,625	$5,451,323

Total property and equipment, net	$96,756,989	$104,163,107	$105,556,006

Effective July 1, 1998, the Company changed the estimated remaining useful lives of all of its movable medical equipment from a range of three to seven years to seven years. These revised useful lives more closely reflect the expected remaining lives of the Company’s outsourced equipment. This change resulted in a reduction of depreciation expense for the year ended December 31, 1998, of approximately $2.4 million and a reduction in basic earnings per share available to common shareholder of $0.17.

For the years ended December 31, 1998, 1999, 2000 and for the six months ended June 30, 2000 and 2001, outsourced equipment additions, including equipment purchased in acquisitions, were approximately $42,588,000, $41,587,000, $31,158,000, $13,700,000 and $14,447,000, respectively.

8. Long-term debt

Long-term debt consists of the following:

	December 31,		June 30,
	1999	2000	2001

10.25% senior notes, net of unamortized discount	$130,266,124	$130,774,160	$131,038,866

Revolving credit facility	55,950,000	61,525,000	61,575,000

Capital lease obligations	1,245,498	1,308,073	1,385,599

	187,461,622	193,607,233	193,999,465

Less current portion of long-term debt	(304,830)	(254,728)	(293,652)

Total long-term debt	$187,156,792	$193,352,505	$193,705,813

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

The 10.25% Senior Notes (Senior Notes) mature on March 1, 2008. Interest on the Senior Notes accrues at the rate of 10.25% per annum and is payable semiannually on each March 1 and September 1. The Senior Notes are redeemable, at the Company’s option, in whole or in part, on or after March 1, 2003, at specified redemption prices plus accrued interest to the date of redemption. In addition, the Senior Notes have a change of control provision which gives each holder the right to require the Company to purchase all or a portion of such holders’ Senior Notes upon a change in control, as defined in the agreement, at a purchase price equal to 101% of the principal amount plus accrued interest to the date of purchase. The Senior Notes have covenants that restrict the payment of dividends and require that the Company maintain certain financial ratios. The Senior Notes are uncollateralized.

The Revolving Credit Facility with six banks consists of up to a $77.5 million senior secured Revolving Credit Facility which terminates on October 31, 2004. On June 30, 2001, $61.6 million was drawn down on the facility, excluding letters of credit outstanding at June 30, 2001, of $200,000. At June 30, 2001, there was $15.7 million available under the facility, excluding amounts outstanding and outstanding letters of credit. Borrowings under the facility are collateralized by substantially all the assets of the Company.

Interest on loans outstanding under the Revolving Credit Facility are payable at a rate per annum, selected at the Company’s option, equal to the Base Rate Margin (the Banks’ Base Rate plus 1.75%) or the adjusted Eurodollar Rate Margin (3.00% over the adjusted Eurodollar Rate). The Bank’s Base Rate and the Eurodollar Rate used to calculate such interest rates may be adjusted if the Company satisfies certain leverage ratios. At December 31, 2000 and June 30, 2001, the Base Rate Margin was 11.25% and 8.50% and the Eurodollar Rate Margin was 9.76% and 7.13%, respectively. Interest on borrowings are paid quarterly or as defined in the agreement. In addition, the Credit Agreement also provides that a commitment fee of 0.50% per annum is payable on the unutilized amount of the Revolving Credit Facility.

The Revolving Credit Facility contains certain covenants including restrictions and limitations on dividends, capital expenditures, liens, leases, incurrence of debt, transactions with affiliates, investments and certain payments, and on mergers, acquisitions, consolidations and asset sales. Furthermore, the Company is required to maintain compliance with certain financial covenants such as a maximum leverage ratio, a maximum fixed charge test and an interest coverage test. The Credit Agreement also prohibits the Company from prepaying the Senior Notes.

The Company had previously entered into a Revolving Credit Facility with three financial institutions that was replaced by the Revolving Credit Facility discussed above. In 1999, the Company incurred an extraordinary charge of $811,649 net of deferred tax benefit of $474,000, for the write-off of the related deferred financing costs.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

9. Commitments and contingencies

Rental expenses were approximately $3,300,000, $4,100,000, $5,000,000, $2,600,000 and $2,800,000 for the years ended December 31, 1998, 1999, 2000 and for the six months ended June 30, 2000 and 2001, respectively. At December 31, 2000, the Company is committed under various noncancellable operating leases for regional sales and service offices and vehicles with minimum annual rental commitments of the following:

2001	$4,649,844

2002	4,033,774

2003	2,842,209

2004	1,827,444

2005	915,183

Thereafter	997,228

Total	$15,265,682

The Company, in the ordinary course of business, could be subject to liability claims related to employees and the medical equipment that it outsources and services. Asserted claims are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. While the ultimate resolution of these actions may have an impact on the Company’s financial results for a particular reporting period, management believes that any such resolution would not have a material adverse effect on the financial position or results of operations of the Company.

Management agreement

The Company is a party to management agreement with J. W. Childs Associates, L.P. (an affiliate of Childs) (Childs Associates) pursuant to which the Company paid Childs Associates a $1.2 million advisory and financing fee in consideration of Childs Associates’ services regarding the planning, structuring and negotiation of the Recapitalization (see Note 2). In addition, the Company pays Childs Associates an annual management fee of $240,000 in consideration of Childs Associates’ ongoing provision of certain consulting and management advisory services. Payments under this management agreement may be made only to the extent permitted by the Revolving Credit Facility and the Indenture. The management agreement is for a five-year term and is automatically renewable for successive extension terms of one year, unless Childs Associates gives notice of termination. The parties have orally agreed to terminate the agreement upon the completion of an initial public offering.

10.  Employee benefit plans

The Company sponsors a noncontributory defined benefit pension plan that covers substantially all of its employees. Plan benefits are to be paid to eligible employees at retirement based primarily on years of credited service and on participants’ compensation. Plan assets consist primarily of U.S. Government securities and common stocks.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

Change in benefit obligation

	December 31,
(in thousands)	1998	1999	2000

Benefit obligation at beginning of year	$9,459	$10,870	$10,732

Service cost	334	465	470

Interest cost	678	766	859

Actuarial gain	662	(1,075)	(262)

Benefits paid	(263)	(294)	(331)

Benefit obligation at end of year	$10,870	$10,732	$11,468

	December 31,
(in thousands)	1998	1999	2000

Fair value of plan assets at beginning of year	$8,177	$9,705	$10,420

Actual return on plan assets	1,791	1,009	162

Benefits paid	(263)	(294)	(331)

Fair value of plan assets at end of year	$9,705	$10,420	$10,251

	December 31,
(in thousands)	1998	1999	2000

Funded status	$(1,165)	$(312)	$(1,217)

Unrecognized net actuarial loss	(479)	(1,747)	(1,227)

Accrued benefit liability	(199)	(172)	(144)

Accrued benefit liability included in the balance sheet	$(1,843)	$(2,231)	$(2,588)

Components of net periodic benefit cost are as follows:

	December 31,
(in thousands)	1998	1999	2000

Service cost	$334	$465	$470

Interest cost	678	766	859

Expected return on plan assets	(630)	(815)	(873)

Recognized net actuarial gain			(72)

Amortization of prior service cost	(27)	(27)	(27)

Net periodic benefit cost	$355	$389	$357

Weighted average assumptions at December 31 are as follows:

	December 31,
	1998	1999	2000

Discount rate	6.75%	8.25%	8.00%

Expected return on plan assets	8.50%	8.50%	8.50%

Rate of compensation increase	4.50%	4.50%	4.50%

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

The Company also sponsors a defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code and covers substantially all of the Company’s employees. Employees may contribute annually up to 12% of their base compensation either before tax (subject to Internal Revenue Service limitation) or after tax. The Company matches 50% of employee contributions. For the years ended December 31, 1998, 1999, 2000 and for the six months ended June 30, 2000 and 2001, approximately $241,000, $330,000, $377,000, $198,000 and $213,000, respectively, was expensed as contributions to the Plan.

The Company is self-insured for employee health care costs. The Company is liable for claims up to $100,000 per family per plan year and aggregate claims up to 125% of expected claims per plan year. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported.

11. Income taxes

The (benefit) provision for income taxes consisted of the following:

	December 31,
	1998	1999	2000

Currently payable:

Federal	$—	$—	$—

State	32,000	75,000	105,000

	32,000	75,000	105,000

Deferred:

Federal	(981,000)	(1,495,000)	(227,000)

State	(148,000)	(235,000)	(36,000)

	(1,129,000)	(1,730,000)	(263,000)

	$(1,097,000)	$(1,655,000)	$(158,000)

Reconciliations between the Company’s effective income tax rate and the U.S. statutory rate follow:

	December 31,
	1998	1999	2000

Statutory U.S. Federal income tax rate	(34.0)%	(34.0)%	(34.0)%

State income taxes, net of U.S. Federal income tax benefit	(3.3)	(4.8)	(4.7)

Recapitalization and transaction costs	14.1

Goodwill amortization	4.1	8.6	10.5

Valuation allowance			21.3

Other	2.8	2.5	3.9

Effective income tax rate	(16.3)%	(27.7)%	(3.0)%

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

The components of the Company’s overall net deferred tax liability are as follows:

	December 31,

	1999	2000

Deferred tax assets:

Accounts receivable	$371,000	$551,000

Accrued and deferred compensation and pension	1,154,000	1,868,000

Inventories	272,000	154,000

Other assets	71,000	71,000

Net operating loss carryforwards	10,119,000	14,570,000

Deferred tax assets	11,987,000	17,214,000

Valuation allowance		(1,116,000)

Net deferred tax assets	11,987,000	16,098,000

Deferred tax liabilities:

Accelerated depreciation	12,250,000	16,098,000

Total deferred tax liabilities	12,250,000	16,098,000

Net deferred tax liability	$263,000	$—

At December 31, 2000, the Company had available unused net operating loss carryforwards of approximately $36,900,000. The net operating loss carryforwards will expire at various dates through 2020.

Under the Internal Revenue Code of 1986, certain corporate stock transactions into which the Company has entered or may enter in the future could limit the amount of net operating loss carryforwards which may be utilized on an annual basis to offset taxable income in future periods.

12. Preferred stock

The Company’s amended Articles of Incorporation authorize the issuance of up to 7,000,000 shares of preferred stock, $0.01 par value, with such designations rights and preferences as the Board of Directors of the Company may determine. The amended Articles of Incorporation state that 6,965,000 shares are undesignated with the remaining shares being designated to the Series A, 12% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock, and Series B, 13% Cumulative Accruing Pay-In-Kind Preferred Stock.

On August 17, 1998, the Company issued 6,000 shares of its Series A Preferred Stock to an affiliate of J.W. Childs, L.P., the Company’s majority stockholder.

On December 18, 1998, the Company redeemed 6,246 shares, including a stock dividend of 246 shares, of its Series A Preferred Stock at the redemption price per share of $1,000. Concurrent with the redemption, the Company issued 6,246 shares of Series B, 13% Cumulative Accruing Pay-In-Kind Preferred Stock (Series B Preferred Stock). The holder of Series B Preferred Stock have no voting rights, and accrue pay-in-kind dividends at the rate of 13% per annum. The Series B Preferred Stock has a mandatory redemption date of the earlier of a change in control, as defined, or August 17, 2008, at a redemption price of $1,000 per share plus an amount in cash equal to all dividends outstanding per share. The Series B Preferred Stock may be redeemed by the Company at any time at redemption price of $1,025 to $1,050 as defined in the Agreement, plus an amount in cash equal to all dividends

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

outstanding per share. In addition, purchasers of the Series B Preferred Stock received a warrant to purchase 245,000 shares of the Company’s common stock for $.01 per share. The warrant is exercisable immediately and expires on August 17, 2008.

The estimated fair value of the warrant of $1,000,000 increased additional paid-in capital and was recorded as a discount to the carrying value of the Series B Preferred Stock which is being amortized as an additional dividend using the effective interest method over the term of the Series B Preferred Stock.

13. Shareholders’ equity

Concurrent with the Merger (see Note 2) the Company’s Board of Directors approved a 10-for-1 split of the Company’s common stock. The split was effective on February 25, 1998, for each share of common stock owned by shareholders of record after the close of the Merger. All share information has been retroactively restated to reflect the stock split.

Shareholders’ agreement

Certain management shareholders (as defined) and Childs have entered into a shareholders’ agreement (the Shareholders’ Agreement) with the Company. The Shareholders’ Agreement, among other things: (i) restricts the ability of certain shareholders of the Company to transfer their shares of the Company’s common stock; (ii) gives the Company, Childs and certain management shareholders certain rights of first refusal with respect to shares of common stock held by certain management holders in the event of the termination of the employment of any such management holder with the Company for any reason; (iii) gives each management holder certain rights, subject to certain limitations imposed by the Revolving Credit Facility, to require the Company to purchase shares of such common stock held by the management shareholders, in the event of the termination of his employment with the Company, other than termination for cause or resignation without good reason (as such terms are defined in the Shareholders’ Agreement) at a purchase price based on an EBITDA formula, as defined; and (iv) provides the parties thereto with certain “tag-along,” “drag-along,” and “piggyback” registration rights, as defined. The Shareholders’ Agreement terminates upon the closing of an initial public offering as defined in the agreement. At December 31, 1999 and 2000, there was no redemption value on the common stock owned by certain management shareholders. At June 30, 2001, there were 1,890,658 shares subject to put at a price of approximately $2.02 per share. The amount of any such redemption value is recorded outside of permanent equity.

14. Stock option plans

Pursuant to the Merger (see Note 2), the Company’s Incentive and Stock Option Plan and the Director’s Stock Option Plan were terminated with no additional shares available for grant under the plans. Concurrent with the Merger, 2,339,407 options granted under the plans were exercised and sold. The remaining outstanding options were rolled over to and are covered by a 1998 stock option plan (1998 Plan) established by the Company concurrent with the Merger. All options rolled over to the 1998 Plan continue to be covered by the original agreements with the individual option holders and retained the same terms as the Incentive and Stock Option Plan.

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

Under the 1998 Plan, the Company may grant incentive and nonqualified stock options to the Company’s employees. A total of 3,500,000 shares are reserved for issuance under the 1998 Plan. Options granted under the plan will generally vest in whole or in part within five years from the date granted based on the achievement of certain financial targets. Any unvested options will generally vest eight years following the date of grant, expiring ten years after the grant date. Options are generally granted with option prices based on the estimated fair market value of the Company’s common stock at date of grant as determined by the Company’s board of directors.

Stock option activity with respect to the 1998 Plan, Incentive and Stock Option Plan and Director Plan is as follows:

					Incentive
					and stock	Director
	1998 plan				option plan	plan
					Year ended	Year ended
	Year ended December 31,			June 30,	December 31,	December 31,
Shares	1998	1999	2000	2001	1998	1998

Granted	1,467,680	183,321	106,400	61,250

Rollover	710,654				(710,654)

Exercised			(2,100)		(2,136,407)	(203,000)

Terminated	(21,000)	(63,000)	(65,100)	(101,560)

Outstanding at end of period	2,157,334	2,277,655	2,316,855	2,276,545	—	—

Exercisable	710,654	824,014	865,838	1,109,355	—	—

					Incentive
					and stock	Director
	1998 plan				option plan	plan
					Year ended	Year ended
Weighted average exercise price	Year ended December 31,			June 30,	December 31,	December 31,
per share	1998	1999	2000	2001	1998	1998

Granted	$2.40	$4.55	$4.73	$6.72

Rollover					$1.10

Exercised			$1.14		$1.09	$1.14

Terminated	$2.21	$2.84	$2.83	$2.35

Outstanding	$1.97	$2.17	$2.27	$2.38

Exercisable	$1.10	$1.24	$1.31	$1.66

Options outstanding and exercisable at June 30, 2001, for the 1998 Plan are as follows:

Options outstanding
		Remaining		Options exercisable
		weighted	Weighted		Weighted
		average	average		average
Range of		contractual	exercise		exercise
exercise prices	Shares	life (years)	price	Shares	price

$0.77-$1.34	708,554	5.0	$1.09	708,554	$1.09

$2.21-$6.72	1,567,991	8.0	$2.84	400,801	$2.67

Universal Hospital Services, Inc.

NOTES TO FINANCIAL STATEMENTS (continued)

(information as of and for the six months ended June 30, 2001 is unaudited)

Had compensation cost for the 1998 Plan been determined based on the options at the date of grant, net loss for the years ended December 31, 1998, 1999 and 2000 would have been reduced to the following pro forma amounts:

	1998	1999	2000

Net loss applicable to common shareholders	$(7,779,770)	$(5,954,139)	$(5,996,142)

Pro forma	(8,096,198)	(6,312,770)	(6,379,791)
Net loss per share applicable to common shareholder Basic and diluted

As reported	(.78)	(.53)	(.53)

Pro forma	(.81)	(.55)	(.56)

During the six months ended June 30, 2001, the Company recognized non-cash stock-based compensation expense totaling $1,246,904 and recorded stock-based deferred compensation totaling $1,137,079. The recognition and deferral of stock-based compensation resulted from the sale of common stock and the reissuance of stock options below the estimated fair value. Certain of the stock sold and options granted in 2001 were fully vested.

The weighted average grant-date fair value of options granted under the plans during December 31, 1998, 1999 and 2000 was $1.11, $1.15 and $1.17, respectively. The weighted-average grant-date fair value of options was determined by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

	December 31,

	1998	1999	2000

Risk-free interest rates	4.4% to 5.6%	5.3% to 6.4%	5.0% to 6.7%

Expected life	5 years	5 years	5 years

Expected volatility	0.00%	0.00%	0.00%

Expected dividends	None	None	None

15. Noncash Investing and Financing Transactions

o	Medical equipment purchases included in accounts payable at December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 were $8,405,458, $3,000,243, $2,975,000, $2,383,000 and $3,886,000, respectively.

o	Dividends accrued and amortization of Series B, 13% Cumulative Accruing Pay-In-Kind stock for the years ended December 31, 1998, 1999, 2000 and for the six months ended June 30, 2000 and 2001 were $0, $820,867, $918,127, $413,776 and $548,055, respectively.

o	Amortization of bond discount was $0, $494,748, $529,412, $264,706 and $264,706 for the years ended December 31, 1998, 1999, 2000 and for the six months ended June 30, 2000 and 2001, respectively.

o	In connection with the Company’s acquisition of Vital Choice, the Company issued 28,000 shares of common stock valued at $200,000 in partial consideration.

o	In connection with the Company’s acquisition of HCI, the Company issued 179,390 shares of common stock valued at $714,999 in partial consideration.

o	During 1998, the Company issued preferred stock as dividends totaling $277,000.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Financial Statements have been derived by the application of pro forma adjustments to the Company’s historical financial statements included elsewhere in this prospectus. The Unaudited Pro Forma Condensed Statement of Operations for the periods presented gives effect to the offering as if such transaction was consummated as of January 1, 2000. The Unaudited Pro Forma Condensed Balance Sheet gives effect to the offering as if such transaction had occurred at June 30, 2001. The adjustments are described in the accompanying notes to the Unaudited Pro Forma Condensed Balance Sheet and to the Unaudited Pro Forma Condensed Statements of Operations. The Unaudited Pro Forma Condensed Financial Statements should not be considered indicative of actual results that would have been achieved had the offering been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the Company’s historical financial statements and the notes thereto included elsewhere in this prospectus.

Universal Hospital Services, Inc.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

At June 30, 2001

		Pro Forma
		Adjustments
(dollars in thousands except share data)	Historical	for this offering		Pro forma

Asset:

Current assets:

Cash and cash equivalents	$0	$0	(a)	$0

Accounts receivable, net	28,111			28,111

Inventories	2,525			2,525

Deferred income taxes	1,750			1,750

Other current assets	1,033			1,033

Total current assets	33,419	0		33,419

Property and equipment, net:	105,556			105,556

Intangible assets:	41,812			41,812

Total assets	$180,787	$0		$180,787

Liabilities and Shareholders’ (Deficiency) equity

Current liabilities:

Current portion of long-term debt	$294			$294

Accounts payable	10,006			10,006

Accrued compensation and pension	4,486			4,486

Accrued interest	5,104			5,104

Other accrued expenses	1,586			1,586

Book overdrafts	1,402			1,402

Total current liabilities	22,878	—		22,878

Secured long-term debt, less current portion	62,667	(53,886	)(a)	8,781

Senior notes	131,039	—		131,039

Deferred compensation and pension	2,865			2,865

Deferred income taxes	1,750			1,750

Series B, 13% Cumulative Accruing Pay-In-Kind Stock, $0.01 par value; 25,000 shares authorized, 6,246 and shares issued and outstanding at June 30, 2001, actual and pro forma, respectively, net of unamortized discount, including accrued stock dividends	7,811	(7,811	)(a)	—

Common stock subject to put	3,445	(3,445	)(b)	—

Shareholders’ (deficiency) equity:

Common stock; $0.01 par value; 35,000,000 shares authorized, and 11,275,044 and 16,275,044 shares issued and outstanding at June 30, 2001, actual and pro forma respectively	113	50	(b)	163

Additional paid-in capital	1,409	66,117	(b)	67,526

Accumulated deficit	(52,053)	(1,025	)(b)	(53,078)

Deferred compensation	(1,137)	—	(b)	(1,137)

Total shareholders’ (deficiency) equity	(51,668)	65,142	(b)	13,474

Total liabilities and shareholders’ (deficiency) equity	$180,787	$0		$180,787

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Balance Sheet.

Universal Hospital Services, Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

at June 30, 2000
(in thousands)

(a)	Adjustment to reflect the assumed cash proceeds from this offering and application of proceeds as follows:

Gross proceeds from this offering of 5,000,000 shares of common stock	$72,500

Uses:

Paydown on our revolving credit facility	(53,886)

Redemption of Series B 13% Cumulative Accruing Pay-In-Kind Stock, including accrued dividends, redemption premium and discount of $1,025	(8,836)

Redemption of common stock warrant	(3,553)

Fees and expenses	(6,225)

Net adjustment to cash and cash equivalents	$—

(b)	Adjustment to reflect the effect of this offering on shareholders’ (deficiency) equity as follows:

Gross proceeds from this offering of 5,000,000 shares of common stock	$72,500

Termination of put on common stock	3,445

Redemption of common stock warrant	(3,553)

Fees and expenses	(6,225)

Series B 13% Cumulative Accruing Pay-In-Kind Stock redemption premium and other	(1,025)

Net increase in shareholders’ (deficiency) equity	$65,142

Universal Hospital Services, Inc.

CONDENSED STATEMENTS OF OPERATIONS

Six months ended June 30, 2001

(in thousands except per share data)	UHS	Pro Forma
(unaudited)	Historical	Adjusted			Total

Revenues:

Equipment outsourcing	$54,731				$54,731

Sales of supplies and equipment, and other	6,130				6,130

Total revenues	60,861				60,861
Cost of equipment outsourcing and sales

Cost of equipment outsourcing	15,577				15,577

Movable medical equipment depreciation	12,652				12,652

Cost of supplies and equipment sales	3,718				3,718

Total cost of outsourcing and sales	31,947				31,947

Gross profit	28,914				28,914

Selling, general and administrative expense	20,472				20,472

Operating income (loss)	8,442				8,442

Interest expense	10,104		$(1,946	)(a)	8,158

(Loss) income before income taxes	(1,662)		1,946		284

Provision (benefit) for income taxes:	28			(b)	28

Net (loss) income	(1,690)		1,946		256

Accrued dividends on Series B 13% Cumulative Accruing Pay-In-Kind Stock	(548)		548	(c)	0

Net (loss) income available to common shareholders	$(2,238)		$2,494		$256

Net (loss) income per shares available to common shareholders:

Basic	$(0.20)	$			$.02

Diluted	(0.20)				.01

Weighted average common shares outstanding:

Basic	11,262		4,326	(d)	15,588

Diluted	11,262		6,621	(d)	17,883

The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations.

Universal Hospital Services, Inc.

CONDENSED STATEMENTS OF OPERATIONS

Year ended December 31, 2000

(in thousands except per share data)	UHS	Pro Forma
(unaudited)	Historical	Adjusted			Total

Revenues:

Equipment rentals	$94,028				$94,028

Sales of supplies and equipment, and other	11,977				11,977

Total revenues	106,005				106,005
Cost of equipment outsourcing and sales

Cost of equipment outsourcing	26,092				26,092

Movable medical equipment depreciation	22,387				22,387

Cost of supplies and equipment sales	8,147				8,147

Total cost of equipment outsourcing and sales	56,626				56,626

Gross profit	49,379				49,379

Selling, general and administrative	33,868				33,868

Operating (loss) income	15,511				15,511

Interest expense	20,747		$(5,069	)(a)	15,678

(Loss) income before income taxes	(5,236)		5,069		(167)

(Benefit) provision for income taxes:	(158)		717	(b)	559

Net (loss) income	(5,078)		4,352		(726)

Accrued dividends on Series B 13% Cumulative Accruing Pay-In-Kind Stock	(918)		918	(c)	—

Net income available to common shareholders	$(5,996)		$5,270		$(726)

Net (loss) per share available to common shareholders:

Basic	$(0.53)	$			$(0.05)

Diluted	(0.53)				(0.05)

Weighted average common shares outstanding:

Basic	11,260		4,326	(d)	15,586

Diluted	11,260		4,326	(d)	15,586

The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations.

Universal Hospital Services, Inc.

CONDENSED STATEMENTS OF OPERATIONS

Six months ended June 30, 2000

(in thousands except per share data)	UHS	Pro Forma
(unaudited)	Historical	Adjusted			Total

Revenues:

Equipment outsourcing	$45,818				$45,818

Sales of supplies and equipment, and other	6,127				6,127

Total revenues	51,945				51,945
Cost of equipment outsourcing and sales

Cost of equipment outsourcing	12,483				12,483

Movable medical equipment depreciation	10,593				10,593

Cost of supplies and equipment sales	4,313				4,313

Total cost of equipment outsourcing and sales	27,389				27,389

Gross profit	24,556				24,556

Selling, general and administrative	17,013				17,013

Operating income	7,543				7,543

Interest expense	10,222		$(2,309	)(a)	7,913

(Loss) income before income taxes	(2,679)		2,309		(370)

(Benefit) provision for income taxes:	(92)		288	(b)	196

Net (loss) income	(2,587)		2,021		(566)

Accrued dividends on Series B 13% Cumulative Accruing Pay-In-Kind Stock	(459)		459	(c)	0

Net (loss) income available to common shareholders	$(3,046)		$2,480		$(566)

Net loss per share available to common shareholders:

Basic	$(0.27)	$			$(.04)

Diluted	(0.27)				(.04)

Weighted average common shares outstanding:

Basic	11,262		4,326		15,588

Diluted	11,262		4,326	(d)	15,588

The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations.

Universal Hospital Services, Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the year ended December 31, 2000 and
six months ended June 30, 2000 and 2001

	For the Six	For the Six
	Months	Months	For the Year
	Ended	Ended	Ended
	June 30,	June 30,	December 31,
(in thousands)	2001	2000	2000

(a) Reduction of interest expense related to the paydown on revolving credit facility	$(2,099)	$(2,477)	$(5,198)

Bank commitment fee based on paydown and reduction of revolving credit facility	$153	$168	$129

Total adjustment	$(1,946)	$(2,309)	$(5,069)

(b)	The adjustment reflects the tax effect that the pro forma adjustments have on the Company’s total tax expense. There is no tax effect for the June 30, 2001 pro forma adjustment as the utilization of the net operating loss carryforward is offset by reductions in valuation allowance.

(c)	The adjustment reflects the redemption of Series B 13% Cumulative Accruing Pay-In-Kind Stock, giving effect to the offering as if it had occurred as of January 1, 2000

(d)	The adjustment reflects incremental shares of common stock that would be issued to provide proceeds to pay down the revolving credit facility and redeem the Series B 13% Cumulative Accruing Pay-In-Kind Stock, giving effect to the offering as if it had occurred as of January 1, 2000.

Information not required in prospectus

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Except as set forth below, the following fees and expenses will be paid by us in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

SEC registration fee	$21,563

NASD filing fee	$10,850

Nasdaq National Market listing fee	$90,500

Legal fees and expenses	$350,000

Accounting fees and expenses	$350,000

Transfer Agent’s and Registrar’s fees	$25,000

Printing and engraving expenses	$200,000

Miscellaneous	$102,087

Total	$1,150,000

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are subject to the Delaware General Corporation Law (“DGCL”). Section 145 of the DGCL authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. As permitted by the DGCL, we intend that our certificate of incorporation will provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL. As permitted by the DGCL, our certificate of incorporation will also include a provision that eliminates the personal liability of our directors for monetary damages for breach of the director’s fiduciary duty, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding payments of dividends, stock purchases or redemptions which are unlawful; or (4) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain director and officer liability insurance.

RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we sold the following securities that were not registered under the Securities Act. No underwriting commission or discount was paid in connection with any of the sales.

(1)	Between June 1998 and June 2001, we sold 317,101 shares of common stock to various employees, consultants and advisors pursuant to the exercise of outstanding options for an aggregate of $1,420,978 cash in reliance upon Rule 701 of the Securities Act.

Information not required in prospectus

(2)	On January 1, 2000, we sold 7,000 shares of common stock to John A. Gappa, one of our officers, for an aggregate purchase price of $33,100.00. The sale was completed pursuant to the exemption from registration provided by Regulation D promulgated under the Securities Act.

(3)	On January 31, 2000, we sold 8,459 shares of common stock to an existing shareholder for an aggregate purchase price of $39,998.04. The sale was completed pursuant to an exemption from registration provided under Section 4(2) of the Securities Act.

(4)	On March 31, 2000, we completed an offering of common stock to certain members of our management. We offered up to 147,000 shares of the common stock at a purchase price of $4.73 per share. The offering was conducted pursuant to an exemption from registration provided under Section 4(2) of the Securities Act. At the completion of the offering on March 31, 2000, we sold a total of 16,128 shares of the Offered Shares for an aggregate purchase price of $76,267.61.

(5)	On September 21, 2000, we sold 1,400 shares of its common stock to a member of our management, for an aggregate purchase price of $6,620.00. The sale was completed pursuant to an exemption from registration provided under Section 4(2) of the Securities Act.

(6)	On June 29, 2001, we sold 14,000 shares of our common stock to Michael Cannizzaro, one of our directors, for an aggregate purchase price of $94,000.00. The sale was completed pursuant to an exemption from registration provided under Section 4(2) of the Securities Act.

The proceeds from the sale of all such shares were added to our general funds and used for our general corporate purposes.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits

Number		Description

1.1*	—	Underwriting Agreement.
3.1b*	—	Certificate of Incorporation, as currently in effect.
3.2b*	—	Bylaws, as currently in effect.
4.1*	—	Form of Certificate of common stock.
4.2	—	Indenture, dated as of February 25, 1998, by and between Universal Hospital Services, Inc. and First Trust National Association as Trustee, relating to our 10.25% Senior Notes Due 2008 (Incorporated by reference to Exhibit (a)(8) to Amendment No. 4 to Schedule 13E-3/ A filed on March 9, 1998).
5.1*	—	Opinion of Dorsey & Whitney LLP.
10.1	—	Credit Agreement among Universal Hospital Services, Inc. and Key Corporate Capital, Inc. as Collateral Agent, Heller Financial, Inc. as Syndication Agent and Canadian Imperial Bank of Commerce as Administrative Agent, dated October 25, 1999 (Incorporated by reference to Exhibit 10.20 to Form 10-Q filed November 12, 1999).
10.2	—	Form of Stockholders’ Agreement dated as of February 25, 1998, by and among Universal Hospital Services, Inc., each of the Management Investors and each of the Childs Investors (Incorporated by reference to Exhibit (c)(15) to Schedule 13E-3/ A filed on March 9, 1998).
10.3*	—	Form of Amendment No. 1 dated as of December 18, 1998 to the Stockholders’ Agreement dated as of February 25, 1998.

Information not required in prospectus

Number		Description

10.4*	—	Form of Amendment No. 2 dated as of August 28, 2001 to the Stockholders’ Agreement dated as of February 25, 1998 as amended on December 18, 1998.
10.5*	—	Employment Agreement between Universal Hospital Services, Inc. and David E. Dovenberg, dated July 25, 2001.
10.6	—	Employment Agreement between Universal Hospital Services, Inc. and John A. Gappa, dated October 18, 1999 (Incorporated by reference to Exhibit 10.4 to Form 10-K filed March 29, 2000).
10.7	—	Form of Executive Employment Agreement for all Executive Officer’s having Employment Agreements (Incorporated by reference to Exhibit 10.5 to Form S-1 filed July 6, 1998).
10.8	—	Universal Hospital Services, Inc. 1998 Stock Option Plan (Incorporated by reference to Exhibit 10.6 to Form S-1 filed July 6, 1998).
10.9	—	Form of Incentive Stock Option Agreement dated as of March 17, 1998, between Universal Hospital Services, Inc. and certain officers of Universal Hospital Services, Inc. (Incorporated by reference to Exhibit 10.17 to Form 10-K filed March 31, 1999).
10.10	—	Form of Non-Incentive Stock Option Agreement dated as of March 17, 1998, between Universal Hospital Services, Inc. and certain directors of Universal Hospital Services, Inc. (Incorporated by reference to Exhibit 10.18 to Form 10-K filed March 31, 1999).
10.11	—	Executive Severance Pay Plan dated January 25, 2001 (Incorporated by reference to Exhibit 10.9 to Form 10-K filed March 14, 2001).
10.12*	—	Form of 2001 Stock Incentive Plan.
10.13*	—	Form of 2001 Employee Stock Purchase Plan.
10.14*	—	First Amendment, dated August 22, 2001, to the Credit Agreement among Universal Hospital Services, Inc., Key Corporate Capital, Inc. as Collateral Agent, Heller Financial, Inc., as Syndication Agent and Canadian Imperial Bank of Commerce as Administration Agent, dated October 25, 1999.
10.15*	—	Group Purchasing Agreement between AmeriNet, Inc. and Universal Hospital Services, Inc. dated March 31, 1999.
10.16*	—	Supplier Agreement and Letter Agreement between Novation, LLC, Inc. and Universal Hospital Services, Inc. dated November 20, 1998 and November 16, 2000, respectively.
10.17*	—	Group Purchasing Agreement between Premier Technology Management, L.L.C. and Universal Hospital Services, Inc. dated March 1, 1999.
10.18	—	Second Amendment and Consent, dated October 12, 2001, to the Credit Agreement among Universal Hospital Services, Inc., Key Corporate Capital, Inc., as Collateral Agent, Heller Financial, Inc., as Syndication Agent and Canadian Imperial Bank of Commerce, as Administration Agent, dated October 25, 1999.
23.1	—	Consent of PricewaterhouseCoopers LLP.
23.2*	—	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
24.1*	—	Power of Attorney.
27.1*	—	Financial Data Schedule.

*	Previously filed.

(b)	The following financial statement is filed herewith:

Information not required in prospectus

Schedule II — Valuation and Qualifying Accounts and Reserves.

UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

      (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on October 24, 2001.

UNIVERSAL HOSPITAL SERVICES, INC.

By:	/s/ DAVID E. DOVENBERG

David E. Dovenberg
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID E. DOVENBERG David E. Dovenberg	President and Chief Executive Officer (principal executive officer)	October 24, 2001

/s/ JOHN A. GAPPA John A. Gappa	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	October 24, 2001
* Samuel B. Humphries	Director	October 24, 2001
* Steven G. Segal	Director	October 24, 2001
* Edward D. Yun	Director	October 24, 2001
* Michael N. Cannizzaro	Director	October 24, 2001

*By: /s/ JOHN A. GAPPA John A. Gappa Power of Attorney

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Shareholders and Board of Directors of

Universal Hospital Services, Inc.

Our audits of the financial statements referred to in our report dated February 23, 2001, appearing on page F-2 of this Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota

February 23, 2001

S- 1

Universal Hospital Services, Inc.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

		Additions

	Balance at	Charged to	Charged to	Deductions	Balance at
	beginning	costs and	other	from	end of
Description	of period	expense	accounts	reserves	period

Allowance for doubtful accounts:

Year ended December 31, 2000	$1,450,000	$1,249,053	$(66,474)	$1,007,579	$1,625,000

Year ended December 31, 1999	964,160	1,339,348	(186,148)	667,360	1,450,000

Year ended December 31, 1998	775,000	194,512	494,287	499,639	964,160

Allowance for inventory obsolescence:

Year ended December 31, 2000	551,000	272,910		533,462	290,448

Year ended December 31, 1999	243,626	606,787		299,413	551,000

Year ended December 31, 1998	$209,333	$119,393		$85,100	$243,626

S- 2

Exhibit index

Number		Description

1.1*	—	Underwriting Agreement.
3.1b*	—	Certificate of Incorporation, as currently in effect.
3.2b*	—	Bylaws, as currently in effect.
4.1*	—	Form of Certificate of Common Stock.
4.2	—	Indenture, dated as of February 25, 1998, by and between the Company and First Trust National Association as Trustee, relating to the Company’s 10.25% Senior Notes Due 2008 (Incorporated by reference to Exhibit (a)(8) to Amendment No. 4 to Schedule 13E-3/ A filed on March 9, 1998).
5.1*	—	Opinion of Dorsey & Whitney LLP.
10.1	—	Credit Agreement among Universal Hospital Services, Inc. and Key Corporate Capital, Inc. as Collateral Agent, Heller Financial, Inc. as Syndication Agent and Canadian Imperial Bank of Commerce as Administrative Agent, dated October 25, 1999 (Incorporated by reference to Exhibit 10.20 to Form 10-Q filed November 12, 1999).
10.2	—	Form of Stockholders’ Agreement dated as of February 25, 1998, by and among Universal Hospital Services, Inc. each of the Management Investors and each of the Childs Investors (Incorporated by reference to Exhibit (c)(15) to Schedule 13E-3/ A filed on March 9, 1998).
10.3*	—	Form of Amendment No. 1 dated as of December 18, 1998 to the Stockholders’ Agreement dated as of February 25, 1998.
10.4*	—	Form of Amendment No. 2 dated as of August 28, 2001 to the Stockholders’ Agreement dated as of February 25, 1998 as amended on December 18, 1998.
10.5*	—	Employment Agreement between Universal Hospital Services, Inc. and David E. Dovenberg, dated July 25, 2001.
10.6	—	Employment Agreement between Universal Hospital Services, Inc. and John A. Gappa, dated October 18, 1999 (Incorporated by reference to Exhibit 10.4 to Form 10-K filed March 29, 2000).
10.7	—	Form of Executive Employment Agreement for all Executive Officer’s having Employment Agreements (Incorporated by reference to Exhibit 10.5 to Form S-1 filed July 6, 1998).
10.8	—	Universal Hospital Services, Inc. 1998 Stock Option Plan (Incorporated by reference to Exhibit 10.6 to Form S-1 filed July 6, 1998).
10.9	—	Form of Incentive Stock Option Agreement dated as of March 17, 1998, between Universal Hospital Services, Inc. and certain officers of Universal Hospital Services, Inc. (Incorporated by reference to Exhibit 10.17 to Form 10-K filed March 31, 1999).
10.10	—	Form of Non-Incentive Stock Option Agreement dated as of March 17, 1998, between Universal Hospital Services, Inc. and certain directors of Universal Hospital Services, Inc. (Incorporated by reference to Exhibit 10.18 to Form 10-K filed March 31, 1999).
10.11	—	Executive Severance Pay Plan dated January 25, 2001 (Incorporated by reference to Exhibit 10.9 to Form 10-K filed March 14, 2001).
10.12*	—	Form of 2001 Stock Incentive Plan.
10.13*	—	Form of 2001 Employee Stock Purchase Plan.

Exhibit index

Number		Description

10.14*	—	First Amendment, dated August 22, 2001, to the Credit Agreement among Universal Hospital Services, Inc., Key Corporate Capital, Inc., as Collateral Agent, Heller Financial, Inc., as Syndication Agent and Canadian Imperial Bank of Commerce as Administration Agent, dated October 25, 1999.
10.15*	—	Group Purchasing Agreement between AmeriNet, Inc. and Universal Hospital Services, Inc. dated March 31, 1999.
10.16*	—	Supplier Agreement and Letter Agreement between Novation, LLC, Inc. and Universal Hospital Services, Inc. dated November 20, 1998 and November 16, 2000, respectively.
10.17*	—	Group Purchasing Agreement between Premier Technology Management, L.L.C. and Universal Hospital Services, Inc. dated March 1, 1999.
10.18	—	Second Amendment and Consent, dated October 12, 2001, to the Credit Agreement among Universal Hospital Services, Inc., Key Corporate Capital, Inc., as Collateral Agent, Heller Financial, Inc., as Syndication Agent and Canadian Imperial Bank of Commerce, as Administration Agent, dated October 25, 1999.
23.1	—	Consent of PricewaterhouseCoopers LLP.
23.2*	—	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
24.1*	—	Power of Attorney.
27.1*	—	Financial Data Schedule.

*	Previously filed.